Exhibit 99.1

Procaps – Loan Agreement

Execution Version

Confidential

LOAN AGREEMENT

between

Procaps S.A.

(as Borrower)

Procaps Group, S.A.

C.I. Procaps S.A.

Diabetrics Healthcare S.A.S.

Procaps, S.A. de C.V.

Funtrition S.A.S.

(as Guarantors)

and

Bancolombia S.A.

Banco Davivienda S.A.

(As Lenders)

August 16, 2023

i

Schedule 1

(A)	Definitions
(B)	Interpretation rules

ii

Schedules

Schedule 1	Defined Terms

Schedule A	Procaps Incorporation Documents

Schedule B	Parent Guarantor Incorporation Documents

Schedule C	C.I. Procaps Incorporation Documents

Schedule D	Diabetrics Incorporation Documents

Schedule E	Funtrition Incorporation Documents

Schedule F	Procaps (El Salvador) Incorporation Documents

Schedule (i)	Indebtedness to be Refinanced

Schedule 2.01	Commitments

Schedule 2.02(i)	Disbursement Request

Schedule 2.02(i)(1)	Active Operation Schedule

Schedule 2.02(iv)(a)(1)	Colombian Promissory Notes

Schedule 2.02(iv)(a)(2)	El Salvador Promissory Notes

Schedule 2.02(vi)(a)	Novation Agreement

Schedule 2.04(i)	Amortization Schedule

Schedule 3.01(iv)(a)	Subsidiaries

Schedule 3.01(v)	Financial Statements

Schedule 3.01(ix)(a)	Disclosed Litigations

Schedule 3.01(xiv)	Existing Indebtedness

Schedule 3.01(xiv)(a)	Waivers and Defaults

Schedule 3.01(xvi)(a)	Environmental Claims

Schedule 5.01(xi)(a)	Joinder Agreement

Schedule 5.02(v)(a)	Existing Liens

Schedule 5.02(v)(b)	Material Property

Schedule 8.08(iii)	Form of Conditional Assignment Agreement

iii

LOAN AGREEMENT

Entered into among:

(i) Procaps S.A., a sociedad anónima, incorporated and existing under the laws of Colombia, with its principal place of business in the city of Barranquilla, Colombia, identified with NIT 890.106.527-5, represented by the person signing this Agreement in its behalf, who acts with sufficient powers and authority to enter into this Agreement, as evidenced by the certificate of existence and legal representation issued by the Chamber of Commerce of Barranquilla (Cámara de Comercio de Baranquilla) and the corporate authorizations attached as Schedule A to this Agreement (the “Borrower”);

(ii) Procaps Group, S.A. a société anonyme, incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B 253360, represented by the person signing this Agreement in its behalf, who acts with sufficient powers and authority to enter into this Agreement, as evidenced by the corporate authorizations attached as Schedule B to this Agreement (the “Parent Guarantor”);

(iii) C.I. Procaps S.A. a sociedad anónima, incorporated and existing under the laws of Colombia, with its principal place of business in the city of Barranquilla, Colombia, identified with NIT 802.009.120 – 6, represented by the person signing this Agreement in its behalf, who acts with sufficient powers and authority to enter into this Agreement, as evidenced by the certificate of existence and legal representation issued by the Chamber of Commerce of Barranquilla (Cámara de Comercio de Baranquilla) and the corporate authorizations attached as Schedule C to this Agreement (“C.I. Procaps”);

(iv) Diabetrics Healthcare S.A.S. a sociedad por acciones simplificada, incorporated and existing under the laws of Colombia, with its principal place of business in the city of Barranquilla, Colombia, identified with NIT 900.372.416 – 0, represented by the person signing this Agreement in its behalf, who acts with sufficient powers and authority to enter into this Agreement, as evidenced by the certificate of existence and legal representation issued by the Chamber of Commerce of Barranquilla (Cámara de Comercio de Baranquilla) and the corporate authorizations attached as Schedule D to this Agreement (“Diabetrics”);

(v) Funtrition S.A.S. a sociedad por acciones simplificada, incorporated and existing under the laws of Colombia, with its principal place of business in the city of Barranquilla, Colombia, identified with NIT 901.415.267-1, represented by the person signing this Agreement in its behalf, who acts with sufficient powers and authority to enter into this Agreement, as evidenced by the certificate of existence and legal representation issued by the Chamber of Commerce of Bogotá (Cámara de Comercio de Bogotá) and the corporate authorizations attached as Schedule E to this Agreement (“Funtrition”);

(vi) Procaps, S.A. de C.V. a sociedad anónima de capital variable, incorporated and existing under the laws of El Salvador, identified with tax identification number 0614-280878 – 003 – 7, represented by the person signing this Agreement in its behalf, who acts with sufficient powers and authority to enter into this Agreement, as evidenced by the corporate authorizations attached as Schedule F to this Agreement (“Procaps (El Salvador)“and, jointly with C.I. Procaps, Diabetrics, and Funtrition, the “Original Subsidiary Guarantors”);

(vii) Bancolombia S.A., a financial establishment, incorporated and existing under the laws of Colombia, represented by the person signing this Agreement in its behalf, who acts with sufficient powers and authority to enter into this Agreement (“Bancolombia”); and

(viii) Banco Davivienda S.A., a financial establishment, incorporated and existing under the laws of Colombia, represented by the person signing this Agreement in its behalf, who acts with sufficient powers and authority to enter into this Agreement (“Davivienda” and, jointly with Bancolombia, the “Lenders” and, jointly with the Joint Obligors (as defined below), the “Parties”).

The Parties, acting in the capacity described above, have agreed to enter into this loan agreement (the “Agreement”), subject to the following:

W  I  T  N  E  S  S  E  T  H

(i) Some Joint Obligors have certain obligations as of the Execution Date including (without duplication): (a) the Syndicated Existing Credit Facility; (b) those listed on Schedule (i) - Indebtedness to be Refinanced (together with the Syndicated Existing Credit Facility, the “Indebtedness to be Refinanced”); and (c) the Notes;

(ii) In order to extinguish the Indebtedness to be Refinanced, the Joint Obligors requested the Lenders to grant the Loan in favor of the Borrower;

(iii) After the corresponding credit analysis and authorizations, the Lenders have resolved to grant the Loan under the terms and conditions set forth in this Agreement; and

(iv) The Joint Obligors have agreed to assume their obligations as joint obligors under this Agreement.

NOW THEREFORE, pursuant to the foregoing considerations, the Parties have resolved to enter into this Agreement, in order to establish the terms and conditions of the Loan, which shall be governed by the following clauses:

Article I.

DEFINED TERMS and Rules of Interpretation

Section 1.01 Defined Terms and Rules of Interpretation

For purposes of this Agreement, capitalized terms shall have, both in the singular and plural, the meanings set forth in Section (A) of Schedule 1 – Defined Terms of this Agreement. In addition to the rules of interpretation provided under Applicable Law, this Agreement shall be interpreted in accordance with the rules of interpretation set forth in Section (B) of Schedule 1 – Defined Terms of this Agreement.

Article II.

object and purpose

Section 2.01 Loan.

(i) For the purpose of this Agreement and subject to the terms and conditions set forth herein, the Lenders agree to grant to the Borrower, jointly and severally, during the Availability Period, a loan in the amount of up to COP$247.817.751.759,49 (the “Loan”), that shall be granted by the Lenders in accordance with their respective Commitments.

(ii) The Loan does not include interests, commissions, expenses or any other amount, other than the principal amount of the Loan, to be paid by the Joint Obligors and stipulated in this Agreement. The Loan is granted as a non-revolving credit, therefore the amounts disbursed and paid by the Joint Obligors under this Agreement may not be re-disbursed again.

(iii) The Commitment of each of the Lenders to grant the Loan under this Agreement shall terminate on the earlier of the expiration of the Availability Period or the cancellation of their Commitments pursuant to Section 2.15 hereof, without any liability for the Lenders.

Section 2.02 General Rules for Disbursements.

The obligation to make the Disbursement by the Lenders shall be subject to the following rules:

(i) Disbursement Request.

(a)	The Borrower shall deliver to the Lenders a disbursement request (the “Disbursement Request”) substantially in the form of Schedule 2.02(i) – Disbursement Request, together with Bancolombia’s schedule of active operation substantially in the form of Schedule 2.02(i)(1) – Active Operation Schedule. Once the Disbursement Request is received and verified the compliance with the conditions precedent set forth in Section 4.01 of this Agreement, the Lenders, jointly and severally, shall disburse the proceeds of the Loan in a single Disbursement according to their Commitments and following the instructions of the Borrower in accordance with the Disbursement Request. The Disbursement Request shall: (a) specify the amount requested to be disbursed and novated by each Lender; and (b) identify the proposed date for Disbursement, in accordance with Section 2.02(iii) of this Agreement.

(b)	The Borrower shall deliver to the Lenders, together with the Disbursement Request, the duly executed Novation Agreements (which must be dated with the Disbursement Date). The Lenders shall release their signatures to such Novation Agreements and such agreements shall become effective on the Disbursement Date, provided that as of such Disbursement Date the conditions precedent set forth in Section 4.01 of this Agreement have been complied with.

(ii) Irrevocability of Disbursement Request. The Disbursement Request shall be irrevocable whereby the Borrower hereby instructs the Lenders to consider as not written, any instruction that is received for any reason by the Borrower or its Responsible Officers (a) subsequent to the submission of the Disbursement Request; and (b) that is contrary to or discrepant with such Disbursement Request.

(iii) Submission of the Disbursement Request. The Lenders must receive the Disbursement Request no later than 11:00 a.m. (Colombia time) (a) at least 5 Business Days prior to the expiration of the Availability Period; and (b) at least 5 Business Days prior to the Requested Disbursement Date. The Disbursement Request shall be delivered together with all documents and certificates necessary to evidence compliance with all conditions precedent set forth in Section 4.01 of this Agreement.

(iv) Delivery of Promissory Notes.

(a)	Along with the Disbursement Request, the Joint Obligors shall deliver to each of the Lenders: (1) blank promissory notes with their respective letters of instructions, which shall be duly executed and issued in Colombia by the Borrower, and by the Parent Guarantor and the Original Subsidiary Guarantors (except for the Original Subsidiary Guarantors incorporated under the laws of El Salvador) as guarantors, in the form and content of Schedule 2. 02(iv)(a)(1) - Colombian Promissory Notes, and governed by Colombian law (the “Colombian Promissory Notes”); and (2) promissory notes in favor of each Lender and governed by the laws of El Salvador, which shall be executed and issued in El Salvador by Procaps, S. A. de C.V. in the form and content of Schedule 2.02(iv)(a)(2) - El Salvador Promissory Notes and governed by Salvadoran law (the “El Salvador Promissory Notes” and together with the Colombian Promissory Notes, the “Promissory Notes”).

(b)	The execution of any Promissory Note shall not be deemed as a novation of the obligations under this Agreement, and shall not affect the rights and obligations of the Borrower under this Agreement. The rights and remedies of any Lender under any Promissory Note shall not supersede or replace its rights and remedies under this Agreement. Payment of principal under the Promissory Notes shall relieve the Joint Obligors of the obligation to pay the outstanding portion of principal under this Agreement. The payment of the Interests due under the Promissory Notes shall relieve the Joint Obligors from the obligation to pay such amount of Interests.

(v) Replacement of Promissory Notes.

(a)	The Borrower and the Joint Obligors shall deliver to the Lenders (or the Eligible Assignee, if applicable) duly executed replacement Promissory Notes within 10 Business Days following the date of a written request made by any Lender addressed to a Responsible Officer of the Borrower and upon the occurrence of any of the following events: (1) the assignment or transfer (in whole or in part) of the respective Lender’s contractual position in the Loan Agreement pursuant to the provisions of this Agreement; (2) a substitution, accession, or release of any Joint Obligor under this Agreement; (3) the occurrence of a Fundamental Transaction or Permitted Reorganization under this Agreement; (4) the existence of an error in any Promissory Note; (5) the loss, theft, robbery, mutilation or destruction of any Promissory Note; or (6) the execution of an amendment to this Agreement, which modifies the Interest Rate. Upon such written request, the respective Lender shall: (x) identify the Promissory Notes with respect to which a replacement Promissory Note is requested; (y) notify the Borrower of the occurrence of any of the events described in items (1) through (5) above; and (z) exclusively in connection with the events described in item (5) above, have initiated the process of replacement, cancellation or claim of securities (or the corresponding process to which it is entitled in accordance with Applicable Laws) delivering proof to the Joint Obligors that such action has been initiated.

(b)	Promissory Notes being replaced or substituted (except for replacements arising from the events described in item (5) above) shall be returned by the Lenders to the Borrower or the Joint Obligors within 30 Business Days after the date on which delivery to the respective Lender of the applicable replacement Promissory Note occurs.

(c)	Notwithstanding the foregoing, the mutilation, loss, theft or destruction of a Promissory Note shall not be deemed a discharge of any obligation secured under or with respect to this Agreement or the Loan, even if such event occurs due to acts attributable to the Lenders.

(d)	In the event that under this Section 2.02(v), (x) a Colombian Promissory Note is to be replaced, such replacement Promissory Note shall be in the form and content of Schedule 2.02(iv)(a)(1) – Colombian Promissory Notes; or (y) an El Salvador Promissory Note is to be replaced, such replacement Promissory Note shall be in the form of Schedule 2.02(iv)(a)(2) - El Salvador Promissory Notes, with the then current principal balance due. For purposes of clarity, replacement promissory notes shall comply with the conditions for issuance set forth in Section 2.02(iv)(a).

(vi) Surrender of Promissory Notes.

(a)	Once the Guaranteed Obligations have been paid in full to the satisfaction of the Lenders, the Lenders undertake to return the Promissory Notes to the Borrower within 30 Business Days following said payment.

(b)	In the event that the Lenders have initiated judicial collection actions based on the Colombian Promissory Notes, on the one hand, and based on the El Salvador Promissory Notes, on the other hand, then the Lenders undertake that, in the event that the Guaranteed Obligations have been paid in full and to the satisfaction of the Lenders in the course of either judicial process, they will file the documents to terminate the judicial collection process in the other jurisdiction within 15 Business Days following such payment.

(vii) Verification of Compliance with Conditions Precedent for Disbursements. Upon receipt of the Disbursement Request by the Lenders, the Lenders shall verify compliance of the conditions precedent set forth in Section 4.01 of this Agreement within one Business Day following the date of notification of the respective Disbursement Request and up to 2 Business Days immediately preceding the Requested Disbursement Date. If any Lender determines that the conditions precedent set forth in Section 4.01 have not been met, it shall so inform the Borrower and the other Lender no later than the Business Day prior to the Requested Disbursement Date. In this event, the Borrower shall submit (a) new documents evidencing compliance with the conditions precedent that are deemed not to have been met; (b) a new Disbursement Request substantially in the form of Exhibit 2.02(i) - Disbursement Request, in accordance with the provisions of Section 2.02(iii) of this Agreement; and (c) a new Bancolombia active operation schedule. If the Lenders determine that the conditions precedent are satisfied or if none of the Lenders express to the Borrower any disagreement with respect to the satisfaction of such conditions precedent within the Business Day immediately preceding the Requested Disbursement Date, the conditions precedent shall be deemed to have been duly satisfied and each of the Lenders shall make the Disbursement in accordance with the terms set forth in the corresponding Disbursement Request and in proportion to the total Disbursement that corresponds to each of the Lenders in accordance with their Commitments.

(viii) Disbursement of Funds.

(a)	For purposes of making the Disbursement for the portion of the Indebtedness to be Refinanced to be novated (the “Obligations to be Novated”), in accordance with Schedule (i) - Indebtedness to be Refinanced, although there is no cash disbursement to the Borrower, the novation of the obligation is carried out by means of the substitution of the payment obligation under the Obligations to be Novated, for the obligations set forth in this Agreement, which substitute in their entirety the novated obligations between the Borrower and the Lenders. For such purposes, the Borrower shall instruct the Lenders to novate the Obligations to be Novated, for which purpose the Lenders and the Borrower shall execute a Novation Agreement. For purposes of clarity, since the aforementioned novated obligations are related to the change of obligation and given that the creditor under the novated obligation will not change, there will be no disbursement or transfer of funds of any kind;

(b)	For the novation carried out in accordance with the preceding paragraph, the new obligations shall be subject in their entirety to the terms and conditions of this Agreement, the previous obligations being understood to be completely novated; and

(c)	In connection with Disbursement that shall not be destined to the novation as part of the Indebtedness to be Refinanced, in accordance with Schedule (i) - Indebtedness to be Refinanced, each Lender shall make available to the Borrower before 6:00 pm (Bogotá D.C., Colombia time) of the Disbursement Date, upon compliance of each and every one of the conditions precedent set forth in Section 4.01, the corresponding amount, in accordance with its Commitment and pro rata with respect to the other Lender. The funds shall be delivered to the Borrower via wire transfer to the account specified by the Borrower in the Disbursement Request.

Section 2.03 Use of Proceeds.

The proceeds of the Loan disbursed shall be used exclusively for the prepayment and novation of the Indebtedness to be Refinanced, as detailed in Schedule (i) - Indebtedness to be Refinanced.

Section 2.04 Amortization.

(i) The Joint Obligors undertake to pay to the Lenders the outstanding balance of the Loan effectively disbursed, as from the expiration of the Grace Period, in 24 quarterly installments, which shall be paid on each of the Principal Payment Dates in accordance with the payment schedule defined in Schedule 2.04(i) - Amortization Schedule, unless the Lenders declare the principal amount of the Loan due and payable in advance in accordance with the terms of this Agreement. Each amortization installment shall be the lesser of (a) the percentage of principal amount of the Loan set forth on Schedule 2.04(i) - Amortization Schedule; and (b) the amount outstanding with respect to the Loan; provided that no balance of or amount payable on or in respect of the Loan shall remain outstanding after the Maturity Date.

(ii) In the event of a mandatory prepayment pursuant to Section 2.06 of this Agreement or a voluntary prepayment pursuant to Section 2.05 of this Agreement is made, the Lenders shall replace Schedule 2. 04(i) - Amortization Schedule with a new amortization table, through the execution of an amendment to this Agreement reflecting the outstanding amounts (as reported by each of the Lender, as applicable), which shall be deemed to be an integral part of this Agreement, absent manifest error.

Section 2.05 Voluntary Prepayments.

The Joint Obligors shall have the right to make total or partial voluntary prepayments of the Loan, provided that:

(i) The Lenders are notified of the intention to make the voluntary prepayment no less than 10 days and no more than 60 days prior to the date on which the prepayment is intended to be made. Any notice of a voluntary prepayment shall be irrevocable and, therefore, any notice to the contrary subsequently given by the Joint Obligors shall be invalid;

(ii) The prepayment includes the outstanding interest and any other costs or fees outstanding on the relevant Interest Payment Date;

(iii) Such prepayments are made on an Interest Payment Date;

(iv) The voluntary prepayments are made in minimum amounts of the Peso equivalent of USD $5,000,000 and in whole multiples of the Peso equivalent of USD $1,000,000. A prepayment in a lesser amount than the Peso equivalent of USD $5,000,000 and/or not in a whole multiple of the Peso equivalent of USD $1,000,000 will only be accepted if the value of the outstanding amounts of the Loan is less than the Peso equivalent of USD $5,000,000 and the voluntary prepayment is made for the entire outstanding amounts under the Loan;

(v) The total or partial prepayment made pursuant to the provisions of this Section, entails the obligation of the Joint Obligors to pay to each Lender a prepayment fee (the “Prepayment Fee”) equal to: (a) the amount prepaid by the Joint Obligors; (b) multiplied by the applicable percentage in accordance with the table below, depending on the period when the voluntary prepayment occurs; (c) plus VAT, as applicable and/or other applicable Taxes;

No.	Reference Period	Prepayment Factor
1	Period beginning on the Disbursement Date (inclusive) and ending on the third anniversary of the Disbursement Date (excluded).	1%

2	Period beginning on the third anniversary of the Disbursement Date (inclusive) and ending on the fourth anniversary of the Disbursement Date (excluded).	0,8%

3	Period beginning on the fourth anniversary of the Disbursement Date (inclusive) and ending on the fifth anniversary of the Disbursement Date (excluded).	0,6%

4	Period beginning on the fifth anniversary of the Disbursement Date (inclusive) and ending on the sixth anniversary of the Disbursement Date (excluded).	0,4%

5	Period beginning on the sixth anniversary of the Disbursement Date (inclusive) and ending on the Maturity Date.	0,2%

(vi) The Joint Obligors shall be responsible and liable for the payment of any costs incurred by the Lenders as a result of the voluntary prepayment. Likewise, the Joint Obligors shall pay to the Lenders any reasonable and documented loss, cost or expense incurred by the Lenders in the event that the Joint Obligors do not make any prepayment on the date indicated by the Joint Obligors in the corresponding prepayment notice sent to the Lenders in accordance with the terms of this Agreement.

(vii) Any prepaid amount shall not be subject to a new Disbursement.

Section 2.06 Mandatory Prepayments.

(i) The Joint Obligors undertake to make the mandatory advance payment of the outstanding balance of the Loan, together with the other amounts owed to the Lenders for principal or interest, commissions, expenses and other charges derived from the Loan, in whole or in part, as applicable at any time during the term of this Agreement, upon the occurrence of any of the following events and in the amounts indicated below:

(a)	Prepayment for Disposition. Within 10 Business Days after receipt of the respective payment from a Joint Obligor, with the Net Cash Resources in excess of USD $15,000,000 (or its equivalent in another currency) from indemnities or payments for the total or partial expropriation of any of the assets of the Joint Obligors, unless, within 10 Business Days following the occurrence of the respective expropriation, (1) and provided that no Default or Event of Default has occurred or continues to occur, the Joint Obligors notify the Lenders of their intention to invest such Net Cash Resources, within 120 days after receipt thereof, in operating assets of a type generally used in the Joint Obligor’s line of business. Any portion of such Net Cash Resources not invested by the Joint Obligors as provided in this Section shall be applied to prepay the Loans no later than the third Business Day following the expiration of the 120-day period referred to above; or (2) in the event a Default or Event of Default has occurred or continues to occur, the Joint Obligors deliver a notice to the Lenders pursuant to which they intend to submit for their approval an investment plan for the use of such Net Cash Resources (the “Investment Plan”), and within 15 Business Days following the filing of the notice, submit the Investment Plan with respect to the Net Cash Proceeds from the respective indemnifications or payments for the total or partial expropriation of any of the assets of the Joint Obligors. Once the Investment Plan is submitted by the Joint Obligors, the Lenders will have 30 days to proceed with its approval or rejection. In the event that the Lenders do not approve the Investment Plan within the aforementioned term, the Net Cash Resources from the respective indemnifications or payments for the total or partial expropriation of any of the assets of the Joint Obligors will be applied to prepay the outstanding balance of the Loan within 5 Business Days following the date on which the Lenders notify in writing their non-approval of the Investment Plan or the term for such approval expires (as applicable). In the event that the Investment Plan is approved by the Lenders, the Joint Obligors shall use the respective Net Cash Resources in accordance with such approved Investment Plan. Any portion of such Net Cash Resources not invested by the Joint Obligors pursuant to the provisions of this Section shall be applied to prepay the Loans.

(b)	Insurance Prepayment. Within 10 Business Days after the receipt of the respective payment from a Joint Obligor, with Net Cash Resources in excess of USD $15,000,000 (or its equivalent in another currency) from insurance indemnities, unless that, within 10 Business Days after receipt of the respective indemnity, (1) and provided that no Default or Event of Default has occurred or continues to occur, the Joint Obligors notify the Lenders of their intention to invest such Net Cash Proceeds, within 120 days after receipt thereof, in the replacement of the damaged assets or in operating assets of the type generally used in the Joint Obligor’s line of business, in which case the investment may include the repair, restoration or replacement of the applicable property or assets. Any portion of such Net Cash Resources not invested by the Joint Obligors or Subsidiaries pursuant to the provisions of this Section shall be applied to prepay the Loans not later than the third Business Day following the expiration of the 120-day period referred to above; or (2) in the event that a Default or Event of Default has occurred or continues to occur, the Joint Obligors deliver a notice to the Lenders pursuant to which they intend to submit an Investment Plan for their approval, and within 15 Business Days following the delivery of the notice submit the Investment Plan with respect to the Net Cash Proceeds from insurance indemnities. Once the Investment Plan is submitted by the Joint Obligors, the Lenders shall have 30 days to proceed with its approval or rejection. In the event that the Lenders do not approve the Investment Plan within the aforementioned term, the Net Cash Resources from insurance indemnities will be applied to prepay the outstanding balance of the Loan within 5 Business Days following the date on which the Lenders notify in writing their non-approval of the Investment Plan or the term for such approval expires (as applicable). In the event that the Investment Plan is approved by the Lenders, the Joint Obligors shall use the respective Net Cash Resources in accordance with such approved Investment Plan. Any portion of such Net Cash Resources not invested by the Joint Obligors pursuant to the provisions of this Section shall be applied to prepay the Loans.

(c)	Disposition Prepayment. Within 10 Business Days after receipt of the respective payment from a Joint Obligor, with Net Cash Resources in excess of USD $10,000,000 (or its equivalent in another currency) from payments obtained from the Disposition or transfer of assets of such Joint Obligor, as applicable, unless, within 10 Business Days following the occurrence of such Disposition or transfer of assets and provided that no Default or Event of Default has occurred or continues to occur, the Joint Obligors notify the Lenders of their intention to invest such Net Cash Resources, within 120 days after receipt thereof, in the replacement of the Disposed or transferred assets or in operating assets of the type generally used in the Joint Obligor’s line of business. Any portion of such Net Cash Resources not invested by such Joint Obligor as provided in this Section shall be applied to prepay the Loan no later than the third Business Day following the expiration of the above-mentioned 120-day period.

(ii) Amounts paid as a result of a mandatory prepayment shall be applied to make prepayments on the amortization installments of the Loan in inverse order in respect of their due date, pro rata to each Lender’s portion of the outstanding principal balance.

(iii) Any prepayment of the Loan shall be made together with the payment of interest, fees, expenses and any other amounts due under the Finance Documents as notified by the Lenders.

(iv) Any prepaid amount shall not be subject to a new Disbursement.

Section 2.07 Interests.

(i) The Loan shall bear interest (the “Interest”) on its outstanding capital at a rate equal to IBR plus 8,50% per annum in quarterly arrears (the “Interest Rate”);

(ii) Interest shall be paid on each Interest Payment Date, in arrears;

(iii) All Interest set forth in this Agreement and in the Promissory Notes shall be calculated by the number of days effectively elapsed during the relevant Interest Period on the basis of a 360-day year, i.e., actual basis /360; and

(iv) The Lenders shall communicate to the Joint Obligors the amounts to be paid for Interest not less than 5 Business Days prior to the relevant Interest Payment Date. Such calculations shall, in the absence of manifest error, be binding on the Parties. In any case, the lack of such communication from the Lenders shall not exempt the Joint Obligors from the obligation to pay the corresponding Interest.

Section 2.08 Interests Rate Adjustment.

The Parties hereby acknowledge and agree that in no circumstances shall the calculation and payments of Interest, together with any fees or other sums (other than principal) payable to the Lenders under this Agreement, exceed the maximum interest rate permitted by Applicable Laws.

In the event that the calculation of the Interest (once the Interest Rate has been applied) to be paid on a certain Interest Payment Date, together with any other amount which under Applicable Laws is deemed to be interest, exceeds the maximum rate of interest permitted by Applicable Laws, the Parties agree and authorize the Lenders to adjust the Interest Rate so that the total sum of the payments to be made by the Joint Obligors on an Interest Payment Date for interests, fees and other services related to the Loan does not exceed the maximum interest rate permitted by Applicable Laws. After adjusting the Interest Rate, the Lenders shall send to the Joint Obligors a notice describing the adjustment to the Interest Rate and indicating the total amount of money to be paid for interest, fees and other services related to the Loan.

For purposes of clarity, the Parties also hereby acknowledge and agree that the adjustment to the Interest Rate set forth in this Section 2.08 shall not affect the default interest rate set forth in Section 2.09 below.

Section 2.09 Default Interest.

(i) In the event of default or delinquency in the payment of any principal or interest amount provided for under this Agreement or any other amount payable by any of the Joint Obligors to the Lender under any Finance Document, default interest shall accrue on the overdue and unpaid amount at the Default Rate.

(ii) If the payment of Interest under this Agreement is not made on the respective Payment Dates, it shall only generate default interest in the terms and under the assumptions provided by Article 69 of Law 45 of 1990, Article 886 of the Code of Commerce and the Applicable Law. In this sense, as long as the acceleration of the Loan is not declared, the Lenders may charge default interest on the installments due and pending payment, even if they only include interest, to the extent permitted by the Applicable Laws.

(iii) Default interest shall be calculated for the number of days elapsed during the default.

Section 2.10 Payment Provisions.

All payments of principal, interest, fees and other amounts payable by the Joint Obligors to the Lenders pursuant to the Finance Documents shall be subject to the following provisions:

(i) Currency of Payment. Payments of principal, interest, fees and other amounts payable under the Loan shall be made in Pesos in accordance with the terms of this Agreement;

(ii) General. The obligations of the Joint Obligors are joint and not several. The Joint Obligors shall make payments under the Finance Documents unconditionally and without any right of retention, protest or set-off. All payments due under the provisions of this Agreement or the Promissory Notes shall be made by wire transfer with immediately available funds to the bank accounts of the Lenders as directed thereby. Any payment received by the Lenders after 12:00 noon (Bogotá D.C., Colombia time) shall be deemed to have been made on the next Business Day and applicable interest shall continue to accrue. The Lenders reserve the right to request the Joint Obligors to provide them with documentation and information evidencing the respective payment within 3 Business Days following such request;

(iii) Account Debiting; Set-Off. Notwithstanding the foregoing and other obligations related to payments under this Agreement, to the extent permitted by Applicable Laws, including applicable exchange provisions, the Joint Obligors hereby irrevocably authorize and instruct the Lenders, to set-off against available resources in any account or deposit opened or to be opened by any Joint Obligor with the Lenders or any of the Lenders’ local and foreign Affiliates, all obligations for principal, interest, fees, commissions, expenses and accessories arising under this Agreement or the Promissory Notes, on any date on which any Joint Obligor was required to pay to the Lenders any amount due under the Finance Documents which has not been paid. In addition, and in the event that on any date on which the Joint Obligors are required to pay the Lenders any amount under the Finance Documents, and the Joint Obligors are in default of this payment obligation, the Joint Obligors, to the extent permitted by Applicable Laws, hereby irrevocably authorize the Lenders to set-off against available liquid resources in any account that any of the Joint Obligors maintains with the Lenders or any of the Affiliates of the Lenders, including, without limitation, deposits and/or sight accounts, savings accounts, fixed-term accounts, investment accounts, whatever they may be, any unpaid balance due and payable under the Finance Documents that the Lenders have in their favor and payable to any of the Joint Obligors for any concept, up to an amount equal to the overdue and unpaid amount to the Lenders, without the need for any requirement, notice or prior demand, of any nature whatsoever. The Lenders shall notify, as the case may be, the corresponding Joint Obligor, within the following 5 Business Days of any charge or set-off made pursuant to this paragraph, recognizing the reduction of the balance pending payment on account of such application of resources; the foregoing, recognizing that the lack of the notice described above shall not affect in any way the validity of such charge or set-off; and

(iv) Additional Rights. The rights of the Lenders under this section are in addition to any other rights (including other set-off rights) that the Lenders may have under the Finance Documents.

Section 2.11 Fees.

The Joint Obligors shall pay to the Lenders the fees included in the Fee Letters, in any case, subject to the limits set forth in the Applicable Law.

Section 2.12 Allocation of Payments.

(i) Except as otherwise provided in this Agreement, the Parties hereby agree and covenant that the amounts paid by any Joint Obligor to the Lenders pursuant to the Finance Documents shall be applied to the following items (to the extent existing), in accordance with the following order:

First.	to the payment of any expenses or commissions owed by the Joint Obligors to the Lenders or any of their Affiliates for any concept under the Finance Documents;

Second.	to the payment of each and every one of the expenses, costs and Taxes incurred by the Lenders due to specific performance by the Joint Obligors of the obligations derived from the Finance Documents;

Third.	to the payment of default interests under the Loan, calculated in accordance with this Agreement, accrued until the date on which the payment in question is made;

Fourth.	to the payment of the overdue Interest under the Loan, calculated in accordance with this Agreement, up to the date on which the payment in question is made;

Fifth.	to the payment of the accrued Interest under the Loan, calculated in accordance with this Agreement, up to the date on which the payment in question is made;

Sixth.	to the payment of the principal amounts due under the Loan in order of maturity; and

Seventh.	to the payment of the principal amounts outstanding of the Loan in inverse order to their Maturity Date.

The foregoing payments shall be made pro rata to the portion of the outstanding principal amount to each of the Lenders.

(ii) The Parties hereby agree and authorize the Lenders to update the amortization proportions described in Section 2.04 once the voluntary or mandatory prepayment has occurred. After determining the new amortization proportions, the Lenders shall send the Joint Obligors a notice including the new amortization schedule, which shall be deemed accepted and incorporated into this Agreement, unless it contains a typographical or mathematical application error in any calculation. The update of the amortization proportions shall be delivered by the Lenders to the Joint Obligors within 10 Business Days following the date on which the respective voluntary or mandatory prepayment was made.

(iii) In the event that the Lenders fail to deliver a new amortization schedule in accordance with paragraph (ii) above, such omission shall not exonerate the Joint Obligors of their obligation to make the corresponding payment in a timely manner, thus, in any event the Joint Obligors shall make such payment on the corresponding Principal Payment Date, in accordance with their calculations which must be performed in good faith under the terms of this Agreement.

Section 2.13 Performance Protection; Change in Applicable Law.

(i) Change in Applicable Laws / Increase in Costs. If during the term of this Agreement, a Change in Applicable Laws occurs and as a result of such Change, any of the following events (in each case an “Increase in Costs”) occurs, the Lenders that are financial institutions may request from the Joint Obligors the payment of the higher costs generated since it is the express purpose of the Parties to maintain the initial equivalence of the benefits in this Agreement:

(a)	An increase in the costs of maintaining the Loan;

(b)	Any requirement on the Lenders to maintain increased regulatory capital as a result of which the amount of such capital is increased as a result of the existence of the outstanding balance of the Loan; or

(c)	A reduction in the effective rate of return on the Loan taking into account the capital that the Lenders are required to hold for purposes of maintaining the Loan.

In the event of a Change in Applicable Laws, the Lenders shall follow the provisions of Section 2.15 below. In the event that the provisions set forth therein cannot be implemented, the Lenders (as set forth in paragraph (iii) below) shall notify the Joint Obligors in writing of the occurrence of such event so that, within 30 Business Days of the notification, the Parties may negotiate the modification of the amortization schedule or the corresponding payment of the additional amounts required to cover the referred Increase in Costs.

The notification referred to in the preceding paragraph shall mention the causes for the Increase in Costs and such notification shall include a justified settlement of such Increase in Costs. In the event that within the term referred to in the preceding paragraph the Parties do not reach an agreement, then the Joint Obligors shall have a term of 120 additional days to, no later than the date on which such period expires, prepay the outstanding balance of the Loan, without giving rise to the application of any penalty, including but not limited to the payment of the Prepayment Fee, as well as to pay the interest accrued since the last Interest Payment Date and up to the date of the corresponding prepayment;

(ii) Cost normalization. In the event that the circumstances that resulted in the Increase in Costs in terms of paragraph (i) hereinabove cease to exist, the Lenders shall notify the Joint Obligors that they will not continue to collect the additional compensation described in paragraph (i) hereinabove within 30 days following the date on which the circumstances that resulted in the Increase in Costs ceased to exist. The Joint Obligors shall continue to pay their obligations to the Lenders as if such Increase in Costs had not existed. In no event shall the Lenders be obligated to reimburse any individual compensation they may have received. Notwithstanding the above, any additional compensation paid after the date on which the circumstances that resulted in the Increase in Costs ceased to exist will be allocated in accordance with the rules of payment allocation in Section 2.12 of this Agreement.

(iii) Notification. The Lenders shall notify the Joint Obligors within 75 calendar days after the date on which any circumstance arises that could cause the Lenders to be entitled to payment of additional amounts under this Section.

Section 2.14 Taxes and Expenses.

The Joint Obligors shall pay all Taxes, and surcharges of any nature, which may accrue now or in the future, as a consequence of the execution, development, novation, compliance, termination or cancellation of the Finance Documents, except for the Excluded Taxes.

All payments made by the Joint Obligors not domiciled in Colombia, or any Person on their behalf, derived from the Finance Documents shall be made without any kind of deduction, reduction, withholding or compensation for taxes, rates, contributions, duties, fees, commissions or other charges, subject to the applicable withholding right in accordance with the Applicable Law.

Notwithstanding the foregoing, if the Applicable Law or other provisions require that the Joint Obligors not domiciled in Colombia carry out deductions, reductions, withholdings or set-offs with respect to any payment (including, without limitation, payments of commissions, expenses or Taxes established by any authority in connection with transfer transactions or flow of funds directly related to the Lenders’ commitment under the Loan) to be made pursuant to this Agreement or any Finance Document, in such case:

(i)	such payment shall be increased by such sum as may be necessary in order for the Lenders to receive the full amount that would have been received had the payment been made without any withholdings, reductions, deductions or set-off;

(ii)	the Joint Obligors shall make such deductions, reductions, withholdings or set-offs in accordance with the Applicable Law; and

(iii)	the Joint Obligors shall deliver to the Lenders, within 10 calendar days following the date on which the corresponding withholding, deduction or set-off referred to in this Section 2.14 has been made or any payment under such withholding, deduction or set-off has been made, all documents which reasonably and satisfactorily evidence that the applicable withholding, deduction or set-off has been made or that any payment required in connection with such withholding, deduction or set-off has been made to the competent tax authority.

Section 2.15 Mitigation Obligations.

Each Lender agrees that as soon as it becomes aware of the occurrence of an event or the existence of a condition that may entitle such Lender to receive a payment under Section 2.13 or Section 2.14 of this Agreement and, to the extent not inconsistent with such Lender’s internal policies or any applicable regulatory or legal restriction, such Lender shall endeavor to assign the Loan to an Affiliate (provided that it is an Eligible Assignee) of such Lender or take any reasonable action to cause the additional amounts referred to in Section 2.13 or Section 2.14 of this Agreement be eliminated or reduced, provided that such action shall not be disadvantageous to such Lender or result in any unreimbursed cost or expense to such Lender by the Joint Obligors. The Joint Obligors hereby agree to pay all reasonable and documented costs and expenses incurred by each Lender in connection with such measures.

Section 2.16 Temporary Suspension and Cancellation of Commitments.

The Lenders may, at their sole discretion and at any time, permanently suspend or terminate their Commitment if any of the following circumstances occur:

(i)	Material Adverse Effect; or

(ii)	an Event of Default or when the occurrence of an Event of Default is imminent.

In the event of a Default, the Lenders may, at their sole discretion and at any time, suspend their Commitments. Notwithstanding the foregoing, the Commitments shall be deemed cancelled upon termination of the Availability Period.

The exercise by the Lenders of the right to suspend or cancel their Commitment shall not limit any other provision of this Agreement.

The Lenders shall have no liability to the Joint Obligors or any third party for any temporary suspension or cancellation of their Commitment occurring pursuant to the provisions of this Agreement and, in turn, the Joint Obligors expressly release the Lenders from any and all liability that may arise from the exercise of the right provided in this section.

The Joint Obligors hereby acknowledge and accept that the suspension or cancellation of the Commitments in no way implies the non-payment of the fees included in the Fee Letters that may have been caused in accordance with the terms established therein.

Section 2.17 Allocation of Excess Payment among Lenders.

(i) If any Lender obtains a payment of principal, Interest or default interest on the Loan or any other payment under this Agreement, through the exercise of a right of set-off or otherwise, and as a result of such payment the respective Lender receives an aggregate amount in excess of its share of the Loan, plus interest thereon and any other payments due to it under this Agreement (the “Excess Payment”), said Lender shall, to the extent practicable and in accordance with the Applicable Laws, (a) notify the other Lender of such fact; (b) transfer the Excess Payment it has received to the other Lender pro rata to its share of the total amount of the Loan amount or any other payment due to them under this Agreement; and (c) make such other adjustments as may be necessary from time to time to ensure that all Lenders shall benefit from such Excess Payment (free of any expenses incurred by the respective Lender in obtaining or preserving such Excess Payment) pro rata in respect to their share in the aggregate amount outstanding under the Loan or any other payment due to them under this Agreement, provided that:

(ii) The provisions of this Section 2.17 are not applicable to any payment received by a Lender as consideration for the assignment or transfer, in whole or in part, of its interest in the Loan to any third-party assignee or transferee;

(iii) Regardless of any any other provision of the Finance Documents, no Lender may initiate enforcement on an individual basis, unless there is a decision of the Lenders adopted in accordance with Section 6.02 hereof; and

(iv) In the event that any of the Lenders files an action or commences a proceeding before a Governmental Authority for the purpose of enforcing a collection of interest or principal on its share in the Loan or any other amount owed thereto under this Agreement and, by reason of such action or proceeding, receives an Excess Payment (other than any payment received by the respective Lender as a result of attachment, set-off or any other mechanism or proceeding affecting the deposits or any other assets in the possession of the respective Lender), the respective Lender shall not be obligated to transfer such amount, in accordance with the provisions of this Section 2.17, to the other Lenders which, having received notice from the first-mentioned Lender of such action or proceeding, has not joined such action or proceeding or diligently instituted a separate action or proceeding before a Governmental Authority to coercively collect the interest or principal of its share of the Loan or any other amount due thereto under this Agreement.

Section 2.18 Nature of Lender’s Obligations.

The obligations of the Lenders under this Agreement (including any obligation to make the Disbursement or payments) are joint and not several. None of the Lenders shall be liable for the failure of any other Lender to perform its obligations under this Agreement.

Article III.

Representations & Warranties

Section 3.01 Representations & Warranties of the Joint Obligors.

The Parent Guarantor, with respect to itself and the Joint Obligors, and each of the Joint Obligors, with respect to itself, hereby make the following representations and warranties on the Execution Date, which shall be or be deemed to be repeated on the date the Disbursement Request is submitted, the Disbursement Date, and at the time immediately following the Disbursement. It is understood that the representations contained in this Agreement were made for the purpose of the Lenders’ execution of this Agreement, and it is further acknowledged that the Lenders have agreed to execute this Agreement in reliance upon such representations and in full reliance upon the truth and accuracy of each of such representations.

(i) Incorporation, Power, and Authority. Each of the Joint Obligors is duly incorporated and validly existing under the Applicable Laws of its jurisdiction of incorporation. Each of the Joint Obligors has the corporate authority and authorizations or those required to possess or maintain under lease the assets it intends to possess or maintain under lease, to transact its business as currently transacted, to execute and deliver each Finance Document to which it is a party and to comply with the provisions thereof.

(ii) Authorization, etc. Each Finance Document to which a Joint Obligor is a party has been duly authorized by all necessary corporate, private limited liability company or other entity action required by the respective Joint Obligor, and this Agreement constitutes, and upon the execution and delivery thereof each other Finance Document to which a Joint Obligor is a party will constitute a legal, valid and binding obligation of each Joint Obligor which is a party thereof, enforceable against each such Joint Obligor in accordance with its terms, except as such enforceability may be limited by: (a) Applicable Laws related to bankruptcy, insolvency, reorganization, judicial or extrajudicial recovery, moratorium or other similar laws affecting the enforcement of general creditors’ rights; and (b) general principles of equity (regardless of whether said enforceability is considered in a proceeding in equity or at law).

(iii) Correct and complete information. All information (taken as a whole) provided in writing up to the Execution Date by or on behalf of any Joint Obligor to Lenders for the purposes of or in connection with this Agreement, the other Finance Documents or any transaction contemplated hereby, and any other information furnished in writing after the Execution Date by or on behalf of any Joint Obligor to Lenders: (a) is, and will be, true, correct and complete in all material respects as of the date to which such information relates and does not omit any material fact required to be communicated, so that such information (taken as a whole) will not be misleading to the Lenders at such time under the circumstances under which it was given; (b) has not changed, no event has occurred since the date on which the written information was given to the Lender that has changed the nature of its contents or rendered it inaccurate or uncertain; and (c) all documents, events or conditions that are material in the context of the Finance Documents or that could reasonably be expected to have a Material Adverse Effect have been disclosed in writing by the Joint Obligors to the Lenders.

(iv) Organization and Ownership of Shares of Subsidiaries; Affiliates.

(a)	Schedule 3.01(iv)(a) - Subsidiaries contains (except as noted therein) a complete and correct list of: (1) the Parent Guarantor’s Subsidiaries as of the date of this Agreement, showing, as to each Subsidiary, the name thereof, the jurisdiction of its incorporation, and the percentage of shares of each class of its capital stock or Equity Interests owned by the Parent Guarantor or other Subsidiary and whether such Subsidiary is a Joint Obligor, (2) the Parent Guarantor’s and the Borrower’s Affiliates, other than the Parent Guarantor’s Subsidiaries, and (3) the senior officers and directors of the Parent Guarantor and the Borrower.

(b)	All of the issued shares of capital stock or similar Equity Interests of each Subsidiary listed in Schedule 3.01(iv)(a) - Subsidiaries as being owned by a Joint Obligor and its Subsidiaries, have been validly issued, are fully paid and are owned by a Joint Obligor or a Subsidiary, free and clear of any Lien that is not permitted under Section 5.02(v).

(c)	Each Subsidiary (other than a Joint Obligor) is a corporation or other legal entity duly incorporated, validly existing and, where applicable, in good standing under the laws of its jurisdiction or incorporation. Each Subsidiary has the corporate or other organizational power and authority to possess or maintain under lease the assets it purports to possess or lease and to transact its business as currently transacted.

(d)	No Subsidiary is subject to any legal, regulatory, contractual or other restriction (other than the agreements listed on Schedule 3.01(iv)(a) - Subsidiaries and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to any of the Joint Obligors or any of their respective Subsidiaries that owns outstanding Equity Interests of such Subsidiary.

(v) Financial Statements; Material Liabilities. The Joint Obligors have delivered to each Lender copies of the financial statements listed on Schedule 3.01(v) – Financial Statements. All of such financial statements (including in each case the related schedules and notes) accurately represent the consolidated financial position of the respective Joint Obligor and its Subsidiaries in all material respects, as of the respective dates specified in Schedule 3.01(v) – Financial Statements, and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with IFRS consistently applied throughout the involved periods, except as set forth in the notes thereto. None of the Joint Obligors nor any of their respective Subsidiaries have any Material liabilities that are not disclosed in the Disclosure Documents.

(vi) Compliance with Applicable Laws. Complies: (a) in all material respects with all Applicable Laws (other than Environmental, Social, Occupational Health and Safety Laws, and the Anti-Corruption Laws and Anti-Money Laundering Laws); and (b) with all Environmental, Social, Occupational Health and Safety Laws and the Anti-Corruption Laws and Anti-Money Laundering Laws.

(vii) No Conflict. The execution and performance by the Joint Obligors of the Finance Documents to which a Joint Obligor is a party do not and will not: (1) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of any of the Joint Obligors or any of their respective Subsidiaries under, (x) any agreement, mortgage, deed of trust, loan, purchase or loan agreement, lease, or (y) corporate charter, shareholders’ agreement, articles of association, regulations, bylaws, intercreditor agreement, or (z) any other agreement or instrument enforceable against or affects any of the Joint Obligors or any of their respective Subsidiaries is bound or by which any of the Joint Obligors or any of their respective Subsidiaries (other than any constitutional document), (2) creates a conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority applicable to any of the Joint Obligors or any of their respective Subsidiaries provided however that, in the case of clauses (1)(x) and (1)(z) hereinabove, except for any conflict, breach or violation that could not reasonably be expected individually or in the aggregate to have a Material Adverse Effect.

(viii) Governmental Authorizations, Etc.

(a)	No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by any Joint Obligor of any Finance Document to which a Joint Obligor is a party, excluding those authorizations, approvals, registrations, representations and filings that have been obtained or made on or prior to the date of this Agreement or to the execution date of the corresponding Finance Document.

(b)	It is not required to ensure the legality, validity, enforceability or admissibility into evidence in the jurisdiction of incorporation of any Joint Obligor of any Finance Document to which a Joint Obligor is a party that any of such documents or any other document is filed, recorded or registered with any Governmental Authority of any Joint Obligor, or that any such agreement or document be embossed with any stamp, registration or similar transaction tax other than any applicable de minimis Judicial Notification Duty that may be required in connection with admissibility into evidence; provided, however, that, in order for any Finance Document to be admissible into evidence before a Luxembourg court or public authority, such Finance Document must be accompanied by a complete or partial translation into French or German by an official translator and a Luxembourg court may always require that the parties produce the original Finance Document upon which a claim is made. The registration of the Finance Documents (and any document in connection therewith) with the Administration de l’Enregistrement, des Domaines et de la TVA in Luxembourg will be required where the Finance Documents are either (A) attached as an annex to an instrument (annexés à un acte) that itself is subject to mandatory registration, or (B) deposited in the minutes of a notary (déposés au rang des minutes d’ un notaire), in which case the Finance Documents will be subject to registration duties, at a fixed rate or an ad valorem rate, depending on the nature of the Finance Documents. Such Luxembourg registration duties will also be payable in the case of voluntary registration of the Finance Documents with the Administration de l’Enregistrement, des Domaines et de la TVA in Luxembourg.

In the event that a judgment of any competent court located outside of El Salvador for the payment of money is rendered against a Joint Obligor with respect to any obligation arising out of or in connection with this transaction, such judgment shall be enforceable by the courts of El Salvador against the applicable Joint Obligor, without further review on the merits thereof, provided that such judgment complies with the requirements of Article 556 of the Civil and Commercial Procedural Code (Código Procesal Civil y Mercantil) of El Salvador, and the procedure set forth in Article 558 of the Civil and Commercial Procedural Code of El Salvador is observed, requesting the recognition of such judgment in writing to the Supreme Court of Justice of El Salvador (through its Civil Chamber). The procedure established in Article 558 of the Civil and Commercial Procedural Code of El Salvador requires that the opposing party be summoned and be able to present arguments on the compliance of the requirements of Article 556 of the Civil and Commercial Procedural Code of El Salvador for the recognition of the foreign judgment. Article 556 of the Civil and Commercial Procedural Code of El Salvador provides that when there is no treaty or international rule applicable to the recognition of a foreign judgment in El Salvador, such foreign judgment shall be recognized if the following conditions are met (1) such foreign judgment must be final according to the laws where it was rendered and must have been issued by a competent court, (2) the service of process in the foreign action must have been duly served on the defendant or the agent in the corresponding proceeding, even if it has been declared in absentia, and the right of defense must have been guaranteed and the sentence duly notified to the defendant, (3) the judgment must meet all the necessary elements to be considered as such in the jurisdiction where it was rendered, as well as the conditions of authenticity according to Salvadoran law, (4) the judgment does not affect the constitutional principles or public order of El Salvador and the obligation shall be considered lawful, and (5) there is no pending judicial proceeding in El Salvador with respect to the same action, or a previous judgment rendered by a Salvadoran court that is considered final with respect to the same action. A final judgment obtained in any court in Colombia (the “Relevant Courts”), on or in respect of this Agreement, shall be recognized and enforced by the Luxembourg courts in accordance with the general provisions of Luxembourg procedural law for the enforcement of foreign judgments where Regulation 1215/2012 of the European Parliament and of the Council of 12 December 2012 (Brussels Ibis Regulation), the Lugano Convention of 30 October 2007 or the Hague Convention of 30 June 2005 does not apply. Pursuant to the above, a relevant decision would not be directly enforceable in Luxembourg. However, a party obtaining a relevant judgment may initiate enforcement proceedings in Luxembourg (exequatur) by applying for enforcement of such relevant judgment to the District Court (Tribunal d’Arrondissement), pursuant to Article 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement of the relevant judgment in Luxembourg, without re-examining the merits, if it considers that the following conditions are met (1) the judgment of the foreign court must be enforceable (exécutoire) in the jurisdiction in which the judgment was rendered; (2) the foreign court must have had jurisdiction according to the Luxembourg conflict of jurisdictions rules; (3) the foreign court must have applied to the matter submitted to it the proper law designated by the Luxembourg conflict of laws rules (although some first instance decisions rendered in Luxembourg – which have not been confirmed by the Court of Appeal – no longer apply this condition); (4) the judgment of the foreign court must not have been obtained by fraud, but in compliance with the procedural rules of the jurisdiction in which the judgment was rendered, in particular, in compliance with the rights of the defendant; and (5) the judgment of the foreign court must not be contrary to Luxembourg international public policy (ordre public international), which includes the fundamental concepts of Luxembourg Law that the courts of Luxembourg may deem to be of such significance so as to exclude the recognition of any foreign judgement deemed to be contrary in its results to those fundamental concepts.

(ix) Litigation; Observance of Agreements, Statutes and Orders.

(a)	Except for those matters disclosed in Schedule 3.01(ix)(a) – Disclosed Litigations, there are no actions, suits, investigations or proceedings pending or, to the best knowledge of any Joint Obligor, threatened against or affecting any of the Joint Obligors or any of their respective Subsidiaries or any property of any of the Joint Obligors or any of their respective Subsidiaries in any court or before any arbitrator of any kind or before or by any Governmental Authority of the Joint Obligors or any of their respective Subsidiaries whose claims, demands or possible contingencies: (1) exceed COP $5,000,000,000 (or its equivalent in another currency); (2) may prevent the consummation of the transactions contemplated in the Finance Documents; (3) affect the ability of the Joint Obligors to meet their obligations under the Loan; or (4) may reasonably generate a Material Adverse Effect. None of the Joint Obligors or any of their respective Subsidiaries is subject to any final judgment or order by which any of the Joint Obligors is obligated to pay any amount of money that could reasonably be expected to have a Material Adverse Effect.

(b)	None of the Joint Obligors nor any of their respective Subsidiaries is (1) in default under any agreement or instrument to which it is a party or by which it is bound, (2) in violation of any final and non-appealable order, judgment, decree or ruling of any court, any arbitrator of any kind or any Governmental Authority binding upon it or its assets, or (3) in violation of any Applicable Law, ordinance, rule or regulation of any Governmental Authority of any Joint Obligor or any of the latter’s Subsidiaries (including Environmental, Social, Occupational Health and Safety Laws or any of the other laws and regulations that are referred to in Section 3.01(xv), as applicable), which default or violation could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(x) Taxes.

(a)	The Joint Obligors and their respective Subsidiaries have filed, or caused to be filed, all income and other material tax returns that are required by applicable law to have been filed by or with respect to any of them in any jurisdiction, and have paid all taxes shown to be due and payable by or with respect to any of them on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and liens: (i) the amount of which, individually or in the aggregate, is not Material, or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which any such Joint Obligor or Subsidiary, as the case may be, has established adequate reserves in accordance with IFRS. No Joint Obligor knows of any basis for any other tax or assessment that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)	No liability for any Tax, directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of the jurisdiction of organization of any Joint Obligor or any political subdivision of any thereof will be incurred by any Joint Obligor or Lender as a result of the execution or delivery of any Finance Document to which a Joint Obligor is a party and no deduction or withholding in respect of Taxes imposed by or for the account of the jurisdiction of organization of any Joint Obligor or, to the knowledge of the Joint Obligors, any other Taxing Jurisdiction, is required to be made from any payment by any Joint Obligor except, in the case of any payment of the Guaranteed Obligations deemed to be interest made by a Joint Obligor that is a resident of El Salvador, or any such payment that is considered sourced in El Salvador, withholding taxes payable on payments of interest, and taxes payable on commissions and fees, made by such Joint Obligor to a Lender that is not domiciled in El Salvador for tax purposes, as follows: (x) 20% income tax withholding on the payment of interest and 13% of Value Added Tax (VAT) to a Lender that is not located in a jurisdiction with a low or null taxation regime or “tax haven” (as determined by the applicable regulations issued by the Salvadoran Ministry of Finance - Ministerio de Hacienda), and (y) 25% income tax withholding on the payment of interest and 13% of Value Added Tax (VAT) to a Lender that is located in a tax haven (as determined by the applicable regulations issued by the Salvadoran Ministry of Finance - Ministerio de Hacienda); and (z) 10% income tax withholding on the payment of interest to a Lender that is classified by the Central Reserve Bank (Banco Central de Reserva) of El Salvador as an institution domiciled abroad.

(xi) Title to Property; Leases. Each of the Joint Obligors and their respective Subsidiaries have good and valid title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 3.01(v) or purported to have been acquired by any of the Joint Obligors or any of their respective Subsidiaries after such date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens not permitted by Section 5.02(v). All leases that individually or in the aggregate are Material to any of the Joint Obligors or any of their respective Subsidiaries are valid and subsisting and are in full force and effect in all material respects.

(xii) Licenses, Permits, Etc.

(a)	Each of the Joint Obligors and their respective Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.

(b)	To the best knowledge of each Joint Obligor, no product or service of any of the Joint Obligors or any of their respective Subsidiaries infringes in any material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person.

(c)	To the best knowledge of each Joint Obligor, there is no Material violation by any Person of any right of any of the Joint Obligors or any of their respective Subsidiaries with respect to any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned or used by any of the Joint Obligors or any of their respective Subsidiaries.

(xiii) Use of Proceeds; Margin Regulations. The Borrower will apply the proceeds of the Loan for the prepayment and novation of the Indebtedness to be Refinanced, as detailed in Schedule (i) - Indebtedness to be Refinanced.

(xiv) Existing Indebtedness; Future Liens.

(a)	Except as described in this Agreement, Schedule 3.01(xiv) – Existing Indebtedness sets forth a complete and correct list of all outstanding Indebtedness of the Joint Obligors and their respective Subsidiaries as of the Execution Date (including descriptions of the obligors and obligees, principal amounts outstanding, any collateral therefor and any Guaranties thereof), since which date there has been no Material change in the amounts, interest rates, amortized amounts, installment payments or maturities of the Indebtedness of any Joint Obligor or any Subsidiary. Except as described in Schedule 3.01(xiv)(a) – Waivers and Defaults, none of the Joint Obligors nor any of their respective Subsidiaries is in default, and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of any Joint Obligor or any Subsidiary and no event or condition exists with respect to any Indebtedness of any Joint Obligor or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled payment dates.

(b)	Except for Liens securing Indebtedness existing prior to the date of this Agreement as disclosed in Schedule 3.01(xiv) – Existing Indebtedness, none of the Joint Obligors nor any of their respective Subsidiaries has agreed or consented to cause or permit any of its property, whether now owned or hereafter acquired, to be subject to a Lien that secures Indebtedness or to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien that secures Indebtedness.

(c)	None of the Joint Obligors nor any of their respective Subsidiaries is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of any Joint Obligor or any Subsidiary, any agreement relating thereto or any other agreement (including its charter or any other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Indebtedness of any Joint Obligor, except as disclosed in Schedule 3.01(xiv) – Existing Indebtedness.

(xv) Anti-Corruption, Anti-Money Laundering and Terrorist Financing Laws.

(a)	No Joint Obligor nor any Controlling Shareholder, Administrator or Controlled Entity (1) is a Blocked Person, (2) has been notified by any competent Governmental Authority that its name appears or may in the future appear on a Sanctions List, or (3) is a target of sanctions that have been imposed by the United Nations, the European Union, Colombia, Luxembourg, El Salvador, or any jurisdiction in which a Joint Obligor is incorporated or conducts business as a result of non-compliance with any of the Anti-Corruption Laws and Anti-Money Laundering Laws.

(b)	No Joint Obligor nor any Controlling Shareholder, Administrator or Controlled Entity (i) has breached, been found by the competent Governmental Authority to be in breach of, or been charged or convicted under, any Anti-Money Laundering Laws or Anti-Corruption Laws or (ii) to the Joint Obligors’ knowledge, is under investigation by any applicable Governmental Authority for possible breach of any Anti-Money Laundering Laws or Anti-Corruption Laws or any similar or equivalent legislation in the jurisdiction of incorporation of the Joint Obligors.

(c)	No part of the proceeds from the Loan hereunder:

(1) constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used by any Joint Obligor or any Controlled Entity, directly or indirectly, (A) in connection with any investment in, or any transactions or dealings with, any Blocked Person, or (B) for any purpose that is in breach of any Anti-Money Laundering Laws or Anti-Corruption Laws.

(2) will be used, directly or indirectly, in breach of, or cause any Lender to be in breach of, any applicable Anti-Money Laundering Laws or Anti-Corruption Laws; or

(3) will be used, directly or indirectly, for the purpose of making any improper payments, including bribes, to any governmental official or commercial counterparty in order to obtain, retain or direct business or obtain any improper advantage, in each case which would be in breach of, or cause any Lender to be in breach of, any applicable Anti-Money Laundering Laws or Anti-Corruption Laws.

(d)	Each of the Joint Obligors has established procedures and controls that are reasonably believed to be adequate (and that comply with applicable law) to ensure compliance by the Parent Guarantor and each of the Controlled Entities with all applicable Anti-Money Laundering Laws or Anti-Corruption Laws.

(xvi) Environmental Claims.

(a)	Except for the Environmental Claims disclosed in Schedule 3.01(xvi)(a) - Environmental Claims, none of the Joint Obligors nor any of their respective Subsidiaries has knowledge of any Environmental Claim or has received any written notice of any Environmental Claim against any such Person, that has not been concluded, and that is intended to (1) determine the existence of any violation of Environmental, Social, Occupational Health and Safety Laws that may result in the suspension, revocation, termination or cancellation of any license, permit or authorization necessary for the conduct of its operations and business; (2) to decree corrective measures; or (3) to process any claim arising from the emission of a pollutant.

(b)	None of the Joint Obligors nor any of their respective Subsidiaries has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental, Social, Occupational Health and Safety Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use.

(c)	None of the Joint Obligors nor any of their respective Subsidiaries has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them resulting in any violation of any Environmental, Social, Occupational Health and Safety Laws.

(d)	None of the Joint Obligors nor any of their respective Subsidiaries has disposed of any Hazardous Materials in a manner which is contrary to any Environmental, Social, Occupational Health and Safety Laws.

(e)	All buildings on all real properties now owned, leased or operated by any of the Joint Obligors or any of their respective Subsidiaries are in compliance with the applicable Environmental, Social, Occupational Health and Safety Laws, except for those non-compliances that do not affect or may affect the development of its operations and business or that do not result or may result in environmental damage in accordance with Environmental, Social, Occupational Health and Safety Laws.

(f)	The Joint Obligors have obtained and are in compliance with all concessions, permits, certificates, approvals, licenses and any other authorizations from any Governmental Authority required by Environmental, Social, Occupational Health and Safety Laws to carry on their business, as applicable, except for non-compliance with those minor concessions, permits, certificates, approvals, licenses and any other authorizations that do not interfere with the fulfillment of the Joint Obligors’ purpose or with their ability to conduct their business in compliance or to use their properties and assets for the required purposes.

(xvii) Ranking of Obligations. Each Joint Obligor’s payment obligations under this Agreement and the Promissory Notes will rank at least pari passu, without preference or priority, with all other unsecured and unsubordinated Indebtedness of the relevant Joint Obligor, except, in each case, for such payment obligations that are mandatorily preferred by operation of bankruptcy, insolvency, liquidation, judicial or extrajudicial recovery or similar laws of application.

(xviii) Solvency. Each Joint Obligor individually and the Group on a consolidated basis is and, after giving effect to the issuance of the Disbursement, the execution of the Finance Documents and the consummation of the transactions contemplated thereby, will be Solvent.

(xix) No Immunity. None of the Joint Obligors nor any of their respective Subsidiaries has the right to claim for itself or any of its assets, immunity of any kind with respect to jurisdiction, enforcement, seizure, service of process or other similar generally applicable legal rules, subject to, in the case of members of the Group incorporated in Colombia, Article 594 of the Colombia General Process Code (Código General del Proceso) or other Colombian laws providing that certain assets are non-attachable.

(xx) Absence of Currency Exchange Controls. There are no restrictions or requirements under the laws or regulations of any jurisdiction in which an Joint Obligor is incorporated that limit the transfer of foreign currency or require any governmental authorization for or otherwise restrict the transfer of foreign currency out of such jurisdiction.

(xxi) Fiscal Year. The fiscal year of each of the Joint Obligors and their respective Subsidiaries is the 12-month period ending on December 31 of each year.

Article IV.
conditions precedent

Section 4.01 Conditions Precedent to Disbursement.

The obligation of the Lenders to make the Disbursement shall be subject to the satisfaction of the following conditions precedent, in form and substance satisfactory to the Lenders, except with the prior written consent of the Lenders not to comply with any of them:

(i) Disbursement Request. Delivery to each of the Lenders by the Borrower of a Disbursement Request, together with the corresponding Novation Agreements required to extinguish the Indebtedness to be Refinanced, at least 5 Business Days prior to the proposed Disbursement Date.

(ii) Compliance of the Conditions Precedent of the Notes. Delivery to the Lenders of evidence that all conditions precedent set forth in Section 4 of the Note Purchase Agreement have been satisfied.

(iii) Promissory Notes. Each Lender shall have received: (a) a Colombian Promissory Note, executed by the Borrower, as issuer, and the Parent Guarantor and each Original Subsidiary Guarantor (except for the Original Subsidiary Guarantors incorporated under the law of El Salvador by), as endorsers (avalistas), and personally presented before a Colombian public notary; and (b) the El Salvador Promissory Notes executed and issued in El Salvador by Procaps, S.A. de C.V., in accordance with the terms provided in this Agreement pursuant to Section 2.02(iv) hereto.

(iv) Finance Documents. Receipt by the Lenders of all the Finance Documents duly executed (except for the Subsidiary Guarantor Joinder Agreements. For the sake of clarity, in order to consider this condition precedent fulfilled, together with the Disbursement Request, the Lenders shall have received the Promissory Notes and the active operation schedule from Bancolombia, in original, and the other Finance Documents (except for the Subsidiary Guarantor Joinder Agreements) shall be delivered in copy in portable document format - (PDF.). No later than 7 Business Days after the Execution Date, the Finance Documents (other than the Promissory Notes and for the Subsidiary Guarantor Joinder Agreements) shall be delivered to the Lenders, in original.

(v) Representations & Warranties. The representations and warranties of the Joint Obligors in this Agreement must be correct as of the Execution Date (subject to the qualifications and exceptions contained herein), as of the date the Disbursement Request is submitted, the Disbursement Date, and as of the time immediately following the making of the Disbursement (except for representations or warranties that relate solely to an earlier date, in which case, they must be correct as of such earlier date). The representations of the Joint Obligors and their respective managers or other representatives made in any certificate delivered as of the date the Disbursement Request is submitted under this Agreement (subject to the qualifications and exceptions contained herein), must be true and correct as of and as of the Disbursement Date (except for representations or warranties that relate solely to an earlier date, in which case, they must be correct as of such earlier date).

(vi) No Default. No Default or Event of Default has occurred or continues occurring.

(vii) Closing Certificates; Authority.

(a)	The Parent Guarantor shall have delivered to the Lenders an Officer’s Certificate of the Parent Guarantor, as of the Disbursement Date, (1) certifying that the conditions specified in Section 4.01(v), Section 4.01(vi), Section 4.01(ix) have been satisfied, and (2) certifying that (A) there is no More Favorable Provision in effect as of the Disbursement Date, or (B) describing each More Favorable Provision in effect as of the Disbursement Date (including the defined terms used therein), and the relevant explanatory calculations, if applicable.

(b)	Each Joint Obligor shall have delivered to the Lenders a certificate of its secretary, an stand-in secretary, a Financial Director or another appropriate person, dated the date of the Disbursement, certifying as to:

(1) the resolutions and other corporate or other entity proceedings, as applicable, relating to the authorization, execution and delivery of each Finance Document to which such Joint Obligor is a party, including, to the extent applicable, resolutions of the shareholders of such Joint Obligor;

(2) such Joint Obligor’s organizational documents, effective on such date, (in the case of the Parent Guarantor, including, but not limited to, copies of organizational documents and excerpt from the Luxembourg trade and companies register (Registre de Commerce et des Sociétes, Luxembourg) (the “RCS”) and the non-registration certificate (certificat de non-inscription d’une décision judiciaire ou de dissolution administrative sans liquidation) from the RCS pertaining to the Parent Guarantor dated not more than 30 days prior to the Disbursement Date;

(3) the specimen signatures of relevant officers of such Joint Obligor, or other authorized persons acting on behalf of such Joint Obligor, executing any Finance Document to which the Joint Obligor is a party; and

(4) to the extent applicable, the due issuance of any power of attorney required for the execution of any Finance Documents to which such Joint Obligor is a party.

(viii) Opinions of Counsels. The Lenders shall have received opinions in form and substance satisfactory to the Lenders, dated the Execution Date (a) from (1) Philippi Prietocarrizosa Ferrero DU & Uría S.A.S., special counsel for the Joint Obligors under Colombian laws; (2) Arendt & Medernach S.A., special counsel for the Parent Guarantor under Luxembourg Laws; and (3) Arias, Law, special counsel for the Guarantors incorporated in El Salvador under El Salvador laws (and each Guarantors hereby instructs its counsel to deliver such opinions to the Lenders); (b) from Cuatrecasas Gonçalves Pereira S.A.S., the Lenders’ special counsel under Colombian laws in connection with this transaction; and (c) BLP Abogados, the Lenders’ special counsel under El Salvador laws in connection with this transaction.

(ix) Changes in Corporate Structure. No Joint Obligor shall have changed its jurisdiction of incorporation or organization, as applicable, or been a party to any merger or consolidation or have acquired all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 3.01(v) – Financial Statements.

(x) KYC Information. The Lenders shall have received all documentation and other information required by it with respect to the Joint Obligors in connection with “know-your-costumer” and Anti-Money Laundering Laws and Anti-Corruption Laws.

(xi) Proceedings and Documents. All corporate, private limited liability company and other proceedings in connection with the transaction contemplated under this Agreement and all documents and instruments additional to this transaction shall be reasonably satisfactory to the Lenders and its special representatives, and each Lender and its special counsels shall have received all such counterpart originals or certified or other copies of such documents as the Lenders or such special counsel may reasonably request.

(xii) Payment of Interests under the Syndicated Existing Credit Facility. The interests due in favor of the Lenders as of the Disbursement Date under the Obligations to be Novated shall have been paid.

(xiii) Sufficiency of Funds Certificate. Delivery to the Lenders of a certificate from the Responsible Officer of the Borrower certifying that the proceeds of the Disbursement and the Notes are sufficient to repay in full the Indebtedness to be Refinanced, together with the calculations supporting such statement.

(xiv) Payment of Fees, Expenses, Commissions and Fees. The Lenders shall have received evidence that the Joint Obligors have paid all costs, expenses, commissions and fees that have been submitted for payment no later than 2 Business Days prior to the Disbursement Date (including, among others, the fees and expenses of those acting as legal counsel to the Lenders) together with any other consideration payable prior to the Disbursement Date.

(xv) Financial Statements. The Lenders shall have received copies of the most recent audited annual financial statements of the Borrower and the Parent Guarantor.

(xvi) Available Commitments. That any Lender has not suspended or cancelled its corresponding Commitments in accordance with the provisions of this Agreement.

Article V.
COVENANTS OF THE JOINT OBLIGORS

Section 5.01 Affirmative Covenants of the Joint Obligors.

During the term of this Agreement and until the date on which there are no outstanding obligations payable by the Joint Obligors and in favor of the Lenders under this Agreement or any other Finance Document, each of the Joint Obligors undertakes with respect to itself, except with the prior written consent of the Lenders, to comply with the following obligations:

(i) Report Obligations. The Joint Obligors shall deliver (or cause to be delivered) to each Lender (for purposes of this Agreement, the information required by this Section 5.01(i) shall be deemed delivered on the date of delivery of such information in Spanish or on the date of delivery of a Spanish translation thereof):

(a)	Interim Financial Statements. In respect to the first semester of 2023, the semi-annual audited financial statements of the Borrower and the Parent Guarantor no later than September 10, 2023, prepared in accordance with IFRS consistently applied throughout the periods involved except as set forth in the notes thereto (subject to normal year-end adjustments). After that, promptly after the same are available and in any event within 60 days (or, if earlier, the date on which such financial statements are delivered under any Material Credit Facility, and, in the case of the fourth quarter financial statements, together with the delivery of annual financial statements in accordance with Section 5.01(i)(b)) after the end of each quarterly fiscal period in each fiscal year of the Parent Guarantor, commencing with the first fiscal quarter of the Parent Guarantor that ends after the Execution Date, copies of:

(1) a consolidated balance sheet of the Parent Guarantor and its Subsidiaries as at the end of such fiscal period;

(2) consolidated statements of income, changes in shareholders’ equity and cash flows of the Borrower and its Subsidiaries, for such fiscal period and (in the case of the second, third and fourth quarters) for the portion of the fiscal year ending in such quarters; and

setting forth in each case in comparative form the figures for the corresponding periods of the previous fiscal year, all in reasonable detail, prepared in accordance with IFRS applicable to interim financial statements generally, and certified by a senior Financial Officer of the Parent Guarantor, as fairly presenting, in all material respects, the financial position of the companies reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments.

(3) the Borrower’s most recent unaudited semi-annual individual financial statements, including the notes and schedules thereto, prepared in accordance with IFRS, which shall include the respective balance sheets and statements of income and cash flows (consolidated and unconsolidated, as applicable) as well as a comparison of the respective figures against those of the corresponding half-year period in the immediately preceding fiscal year.

(b)	Annual Financial Statements. Promptly after the same are available and in any event within 120 days (or, if earlier, the date on which such financial statements are delivered under any Material Credit Facility) after the end of each fiscal year of the Parent Guarantor, commencing with the fiscal year of the Parent Guarantor ending December 31, 2023, copies of:

(1) a consolidated balance sheet of Parent Guarantor and its Subsidiaries as of the end of the respective year;

(2) consolidated statements of income, changes in shareholders’ equity and cash flows of the Parent Guarantor and its Subsidiaries for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with IFRS, and accompanied by an opinion thereon (without, commencing with the fiscal year beginning on January 1, 2023, including an “ongoing concern” or similar qualification or exception, and without any qualification or exception as to the scope of the audit on which such opinion is based) of independent public accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the consolidated financial position of the companies being reported upon and their consolidated results of operations and consolidated cash flows and have been prepared in conformity with IFRS, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances; and

(3) the annual individual financial statements of the Borrower signed by its statutory auditor, including the notes and schedules thereto, prepared in accordance with IFRS; including in each case the corresponding balance sheets and statements of income and cash flows (consolidated and unconsolidated, as applicable), as well as a comparison of the respective figures with those of the immediately preceding fiscal year.

(c)	Regulatory Reports and others. Promptly, and in any event within 5 Business Days, upon them becoming available, one copy of (i) each financial statement, report, circular, notice, proxy statement or similar document sent by any Joint Obligor or any Subsidiary (x) to its creditors under any Material Credit Facility (excluding information sent to such creditors in the ordinary course of administration of a credit facility, such as information relating to pricing and borrowing availability) or (y) to its public securities holders generally, and (ii) each regular or periodic report, each registration statement (without exhibits except as expressly requested by the Lender), and each prospectus and all amendments thereto filed by any Joint bObligor or any Subsidiary with the SEC, the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia) or any similar Governmental Authority or any securities exchange and of all press releases and other statements made available generally by any Joint Obligor or any Subsidiary to the public concerning developments that are Material;

(d)	Notice of Default or Event of Default. Promptly, and in any event within 5 Business Days upon, a Responsible Officer of the Parent Guarantor or the Borrower acquiring knowledge of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 6.01, a written notice specifying the nature and period of existence thereof and what action the Parent Guarantor or the Borrower, as the case maybe, is taking or proposes to take with respect thereto;

(e)	Notices from Governmental Authority. Promptly, and in any event within 30 days of receipt thereof, copies of any notice to any Joint Obligor or any Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(f)	Material Litigation. (a) Promptly, and in any event within 5 Business Days upon a Responsible Officer of the Parent Guarantor or the Borrower acquiring knowledge of any of the following, the details of any litigation, arbitration or administrative proceedings which are current, threatened in writing or pending against any Joint Obligor or any Subsidiary, and which are reasonably likely to be adversely determined and if adversely determined, are reasonably likely to have a Material Adverse Effect; and (b) together with the delivery of the financial statements described in Section 5.01(i)(a) and Section 5.01(i)(b) of this Agreement and within the 5 Business Days after the Borrower or the Litigation Counsel becomes aware of any of the following events: (i) the probability of the Borrower to be sentenced under the litigation disclosed on Schedule 3.01(ix)(a)-Disclosed Litigation (the “Disclosed Litigation”) increases; and/or (ii) the amount for which the Borrower may be sentenced under the Disclosed Litigation, as predicted by the Litigation Counsel, increases, the Joint Obligors shall deliver to the Lenders at its satisfaction, an updated report issued by the Litigation Counsel in respect to the Disclosed Litigation, which must include (if applicable) any technical evidence (including counter-expert evidence) that has been submitted in the course of the Disclosed Litigation. The Joint Obligors must deliver promptly, but no later than 15 days thereafter, any additional information that may be reasonably requested by the Lenders with respect to the Disclosed Litigation. If applicable, the Joint Obligors must pay the fees of any independent advisors selected by the Lenders for the review of the reports and the information related to the Disclosed Litigation.

(g)	Resignation or Replacement of Auditors. Within 15 days following the date on which any Joint Obligor’s auditors resign or any Joint Obligor elects to change auditors, as the case may be, written notification thereof, together with such supporting information as the Lenders may reasonably request;

(h)	Environmental Request. Notify within 15 calendar days from the date of its occurrence, any Environmental Claim against the Joint Obligors, which may have a Material Adverse Effect;

(i)	Requested Information. Promptly, and in any event within 5 Business Days from such request, such other data or information relating to the business, operations, affairs, financial condition, assets or properties of any Joint Obligor or any Subsidiary or relating to the ability of any Joint Obligor to perform its obligations under any Finance Document to which such Joint Obligor is a party as from time to time may be reasonably requested by any Lender, including information readily available to the Joint Obligors explaining the Joint Obligors’ financial statements;

(j)	Insolvency or Similar Procedures. As soon as any of the Joint Obligors becomes aware of any application for admission to a reorganization proceeding, an arrangement with creditors (or similar proceeding), the Joint Obligor involved in the proceeding shall prepare and deliver to the Lender a report on such application or petition for an arrangement with lenders (or similar proceeding) attaching a certificate including the calculation of the Debt of the Joint Obligors as of such date;

(k)	Amendments to the Note Purchase Agreement and/or the Notes. Notify within 15 calendar days from the date of its occurrence, of any amendment, modification, supplement or restatement to the Note Purchase Agreement and/or the Notes.

(ii) Officer’s Certificate. Each set of financial statements delivered to the Lenders pursuant to Section 5.01(i)(a) or Section 5.01(i)(b) shall be accompanied by a certificate of a Financial Director of the Parent Guarantor:

(a)	Covenant Compliance. Setting forth the information from such financial statements that is required in order to establish whether the Joint Obligors were in compliance with the requirements of Section 5.02 and any Incorporated Provision during the interim or annual period covered by the financial statements then being furnished (including with respect to each such provision that involves mathematical calculations, the information from such financial statements that is required to perform such calculations), and reasonably detailed calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Section, and the calculation of the amount, ratio or percentage then in existence. In the event that any Joint Obligor or any Subsidiary elected to measure any financial liability using fair value (which election is being disregarded for purposes of determining compliance with this Agreement pursuant to Section 8.06) as to the period covered by any such financial statement, such Financial Director’s certificate as to such period shall include a reconciliation from IFRS with respect to such election;

(b)	Event of Default. Certifying that such Financial Director has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Joint Obligors and their respective Subsidiaries from the beginning of the interim or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including any condition or event resulting from the failure of any Joint Obligor or any Subsidiary to be in compliance with any Environmental, Social, Occupational Health and Safety Laws), specifying the nature and period of existence thereof and what action the Joint Obligors shall have taken or propose to take with respect thereto; and

(c)	Subsidiary Guarantors. Certifying all Subsidiaries that are Subsidiary Guarantors and certifying that each Subsidiary that is required to be a Subsidiary Guarantor pursuant to Section 5.01(xi) is a Subsidiary Guarantor, in each case, as of the date of such certificate of such senior Financial Director.

(iii) Inspection. The Joint Obligors shall permit the representatives of each Lender:

(a)	if no Default or Event of Default then exists, at the expense of such Lender at reasonable intervals and upon prior notice to the Parent Guarantor or the Borrower, as applicable, with 20 Business Days in advance, to visit the principal executive offices of the Parent Guarantor or the Borrower, as applicable, to analyze the affairs, finances and accounts of the Parent Guarantor and its Subsidiaries with the Parent Guarantor’s or the Borrower’s officers, and (with the consent of the Parent Guarantor or the Borrower, as applicable, which consent will not be unreasonably withheld) its independent public accountants, and subject to any safety procedures requested by the Parent Guarantor, the Borrower or the relevant Subsidiary (with the consent of the Parent Guarantor or the Borrower, as applicable, which consent will not be unreasonably withheld) to visit the other offices and properties of the Parent Guarantor and each Subsidiary, with a notification of at least 20 Business Days prior to such inspection; provided that such visits or inspections do not unreasonably interfere with the operation of any Joint Obligor or any Subsidiary and such Lender shall use its commercially reasonable efforts to coordinate any such discussions or inspection; without prejudice to the foregoing, that each Lender shall only be entitled to one such visit per calendar year; and

(b)	if a Default or Event of Default then exists, at the expense of the Borrower to visit and inspect any of the principal executive offices or properties of any of the Joint Obligors or any of their respective Subsidiaries, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Joint Obligors authorize said accountants to discuss the affairs, finances and accounts of the Joint Obligors and their Subsidiaries), all at such times and as often as may be requested.

(iv) Electronic Delivery. Financial statements, opinions of independent certified public accountants, other information and Officer’s Certificates that are required to be delivered by the Joint Obligors pursuant to Section 5.01(i)(i)(a), Section 5.015.01(i)(i)(b) and Section 5.01(ii) shall be deemed to have been delivered if the Joint Obligors satisfy any of the following requirements with respect thereto:

(a)	such financial statements complying with the requirements of Section 5.01(i)(a) or Section 5.01(i)(b) and related Officer’s Certificate complying with the requirements of Section 5.01(ii) and any other information required under Section 5.01(i)(c) are delivered to the Lenders by e-mail at the e-mail address set forth in Section 8.14 or as communicated from time to time in a separate writing to the Borrower; or

(b)	such financial statements complying with the requirements of Section 5.01(i)(a) or Section 5.01(i)(b) and related Officer’s Certificate(s) complying with the requirements of Section 5.01(ii) and any other information required under Section 5.01(i)(c) are from time to time posted by or on behalf of the Joint Obligors, on IntraLinks or on any other similar website to which each Lender has access without charge as of the Execution Date;

Notwithstanding the foregoing,, in no case shall access to such financial statements, other information and Officer’s Certificates be conditioned upon any waiver or other agreement or consent (other than confidentiality provisions consistent with Section 8.12 of this Agreement); provided further, that in the case of clause (b), the Parent Guarantor or the Borrower shall have given Lenders prior written notice, which may be by e-mail or in accordance with Section 8.14, of such posting or availability in connection with each delivery. Upon request of any Lender to receive hard copies of such forms, financial statements, other information and Officer’s Certificates or to receive them by e-mail, the Joint Obligors will promptly e-mail them or deliver such hard copies, as the case may be, to such Lender.

(v) Compliance with Laws; Licenses, etc. Without prejudice to Section 5.02(iv), each Joint Obligor will, and will cause each of its Subsidiaries to, comply with (1) all laws, ordinances or governmental rules or regulations to which each of them is subject (other than the Environmental, Social, Occupational Health and Safety Laws and the Anti-Corruption Laws and Anti-Money Laundering Laws), and will obtain, own or possess, and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations, and all patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereon, in each case as are necessary to the ownership of their respective properties or to the conduct of their respective businesses. In each case, to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain, own or possess, or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations or such patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (2) all Environmental, Social, Occupational Health and Safety Laws.

(vi) Insurance. Each Joint Obligor will, and will cause each of its Subsidiaries to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

(vii) Maintenance of Properties. Each Joint Obligor will, and will cause each of its Subsidiaries to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section 5.01(vii) shall not prevent any Joint Obligor or any Affiliate from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and such Joint Obligor has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(viii) Payment of Taxes and Claims. Each Joint Obligor will, and will cause each of its Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent the same have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien (other than any Lien that is permitted by Section 5.02(v)) on properties or assets of any Joint Obligor or any Subsidiary. The Joint Obligors nor any Subsidiary will need pay any such tax, assessment, charge, levy or claim if (a) the amount, applicability or validity thereof is contested by such Joint Obligor or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and such Joint Obligor or such Subsidiary has established adequate reserves therefor in accordance with IFRS on the books of such Joint Obligor or such Subsidiary or (b) the nonpayment of all such taxes, assessments, charges, levies and claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ix) Corporate Existence, Etc. Except as permitted by Section 5.02(ii), each Joint Obligor will at all times preserve and keep its corporate, limited liability company, limited partnership or other entity existence, as applicable, in full force and effect. Subject to Section 5.02(ii), each Joint Obligor will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries that is not an Joint Obligor (unless merged into a Joint Obligor or a Wholly-Owned Subsidiary) and all rights and franchises of such Joint Obligor and its Subsidiaries unless, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the foregoing, each Joint Obligor will promptly obtain, and maintain in full force and effect, all material governmental or other consents, licenses, approvals, permits or authorizations from time to time necessary for the maintenance of its corporate existence and reputable standing, where applicable, as well as for the authorization, execution and delivery of the Finance Documents to which it is a party.

(x) Books and Records. Each Joint Obligor will, and will cause each of its Subsidiaries to, maintain proper books of record and account in conformity with IFRS (where applicable) and all applicable requirements of any Governmental Authority having legal or regulatory jurisdiction over such Joint Obligor or such Subsidiary, as the case may be. Each Joint Obligor will, and will cause each of its Subsidiaries to, keep books, records and accounts which, in reasonable detail, accurately reflect all transactions and dispositions of assets. Each Joint Obligor and its Subsidiaries have devised a system of internal accounting controls sufficient to provide reasonable assurances that their respective books, records, and accounts accurately reflect all transactions and dispositions of assets and each Joint Obligor will, and will cause each of its Subsidiaries to, continue to maintain such system.

(xi) Subsidiary Guarantors.

(a)	Accession of Guarantor Subsidiaries.

(1) Each Joint Obligor will cause each of its Subsidiaries other than an Joint Obligor that is a Material Subsidiary (in the case of a Material Subsidiary under clause (i) of the definition of Material Subsidiary, prior to or concurrently with becoming a Material Subsidiary and, in the case of any other Material Subsidiary, within 30 days from the delivery of the relevant financial statements pursuant to Section 5.01(i)(a) or Section 5.01(i)(b) indicating that such Subsidiary is a Material Subsidiary) to deliver the following to each Lender:

A.	an executed subsidiary guarantor joinder agreement in substantially the form set out in Schedule 5.01(xi)(a) – Joinder Agreement (a “Subsidiary Guarantor Joinder Agreement”);

B.	with respect to the Subsidiaries not incorporated under the law of El Salvador, an executed supplemental signature page to attach to Colombian Promissory Notes priorly issued in which the title shall be specified (or, at such Lender’s request, the Joint Obligors that are not incorporated under the law of El Salvador including such Subsidiary will execute and deliver a replacement Colombian Promissory Notes and Instruction Letter to such Lender), in each case notarized by a Colombian notary public, for the purposes of, and in connection with, such Subsidiary’s guaranteeing (por aval) the debt evidenced thereby, and (y) if such Subsidiary is an entity incorporated under the law of El Salvador shall deliver to each Lender an El Salvador Promissory Note executed by such Subsidiary. All the above, in the form and substance to the satisfaction of the Lenders;

C.	all documents as may be reasonably requested by the Lenders (x) to evidence the due organization, due existence and, where applicable, good standing of such Subsidiary and (y) the due authorization by all requisite action on the part of such Subsidiary of the execution and delivery of such Subsidiary Guarantor Joinder Agreement and any other Finance Documents to be entered into by it and the performance by such Subsidiary of its obligations hereunder and thereunder, and (z) in connection with the “know-your-costumer” processes of each Lender, the Anti-Money Laundering Laws and Anti-Corruption Laws, financial information and taxes;

D.	such opinions of counsel addressed to the Lenders and issued by counsel acceptable to the Lenders, from relevant jurisdictions reasonably requested by the Lenders, such matters relating to such Subsidiary, such Subsidiary Guarantor Joinder Agreement, this Agreement and the other Finance Documents to which such Subsidiary is to be a party as the Lenders may reasonably request.

(2) Without limiting Section 5.01(xi)(a)(1), the Joint Obligors may cause any Subsidiary to become a Subsidiary Guarantor in respect of this Agreement at any time by delivering to each Lender the documents described in clauses (A) through (D) of Section 5.01(xi)(a)(1).

(3) For purposes of Section 5.02(viii)(a) of this Agreement, a Subsidiary shall only be deemed to have acceded and to have the status of Guarantor when each of the Lenders has received in satisfaction the documents set forth in paragraphs (A) through (D) of Section 5.01(xi)(a)(1) and the Subsidiary has complied with the “know-your-customer” procedures of each of the Lenders. For purposes of the foregoing, the Lenders shall notify the Borrower whether they have received to their satisfaction the documents described in paragraphs (A) through (D) of Section 5.01(xi)(a)(1) and whether the respective Subsidiary has complied with the “know-your-customer” procedures of each of the Lenders, within 60 days after the complete receipt of such documentation.

(4) In the event that during the review of the documents set forth in paragraphs (A) through (D) of Section 5.01(xi)(a)(1) and the review of the respective Subsidiary’s compliance with the “know-your-customer” procedures, the Lenders determine that the documents set forth in paragraphs (A) through (D) of Section 5.01(xi)(a)(1) have not been provided to their satisfaction, or that the respective Subsidiary did not comply with the “know-your-customer” procedures of each Lender, the respective Subsidiary shall return to the Borrower or destroy the documents that were delivered to the Lenders during such accession process.

(b)	Release of Subsidiary Guarantors

(1) The Borrower, by written notice to the Lenders, may request that any Subsidiary Guarantor (other than a Material Subsidiary and other than an Joint Obligor incorporated or existing under the laws of Colombia or El Salvador), be released from all of its obligations and liabilities under this Agreement, and it shall be released from its obligations hereunder, provided that the foregoing is authorized in writing by the Lenders. Such authorization may not be denied without reasonable justification provided that the following requirements are met to the satisfaction of the Lenders: (A) a replacement Colombian Promissory Note has been delivered, which shall be duly executed and issued in Colombia by the Borrower and the Parent Guarantor, and subscribed by the Subsidiary Guarantors as endorsers (avalistas) (except for the Subsidiary Guarantors incorporated or existing under the laws of El Salvador and the Subsidiary Guarantor to be released from its obligations under this Agreement pursuant to this Section 5. 01(i)(b)(1), all of the foregoing by personal appearance before a notary public in Colombia; (B) if such Subsidiary Guarantor is a guarantor or otherwise an obligor under any Material Credit Facility, such Subsidiary Guarantor has been released and discharged under the respective Material Credit Facility (or will be released and discharged concurrently with the release of such Subsidiary Guarantor under this Agreement), (C) that at the time of such release, and after giving effect thereto, the Joint Obligors are in compliance with the obligations set forth in Section 5.02(viii)(a) (on a pro forma basis), and no Default or Event of Default exists, (D) there is no amount then due and payable under this Agreement, and (E) if in connection with the release of such Subsidiary Guarantor under any Material Credit Facility, any fee or other form of consideration is granted to any creditor of the Indebtedness under the respective Material Credit Facility, for such release, the Lenders simultaneously must receive equivalent consideration; and (F) the Lenders have received a certificate from an Authorized Officer of the Borrower certifying that the conditions set forth in paragraphs (A) through (E) above have been satisfied.

(2) For purposes of Section 5.01(i)(b)(1) above, the Lenders shall notify the Borrower within 60 days of their decision on the request for authorization of the release of the respective Subsidiary Guarantor, such period to be counted from the date on which the Lenders have received the complete documentation required in Section 5.01(i)(b)(1) above.

(xii) Priority of Obligations. Each Joint Obligor will ensure that its payment obligations under this Agreement, the Promissory Notes will at all times rank at least pari passu, without preference or priority, with all other unsecured. and unsubordinated Indebtedness of such Joint Obligor, except, in each case, for such payment obligations that are mandatorily preferred by operation of bankruptcy, insolvency, judicial or extrajudicial recovery, liquidation or similar laws of general application.

(xiii) Most Favored Lender.

(a)	If as of, or at any time after, the date of this Agreement any Material Credit Facility contains any Relevant Provision that is not contained in this Agreement or a Relevant Provision that is contained in this Agreement which would in any respect be more beneficial to the Lenders than the Relevant Provisions set forth in this Agreement (any such provision, a “More Favorable Provision”), then the Parent Guarantor or the Borrower shall provide a Most Favored Lender Notice in respect of such More Favorable Provision. Thereupon, unless waived in writing by the Lenders within 15 days after each Lender’s receipt of such notice, such More Favorable Provision shall be deemed automatically incorporated into this Agreement, mutatis mutandis, as if set forth in full herein, effective as of the date when such More Favorable Provision shall have become effective under such Material Credit Facility and, at the request of the Lenders, the Joint Obligors shall (at the Borrower’s sole cost and expense) enter into any additional agreement or amendment to this Agreement requested by the Lenders evidencing any of the foregoing. Any More Favorable Provision incorporated into this Agreement is herein referred to as an “Incorporated Provision”.

(b)	Any Incorporated Provision (1) shall be deemed automatically amended herein to reflect any subsequent amendments made to such Incorporated Provision under all applicable Material Credit Facilities which make such Incorporated Provision less restrictive or otherwise less onerous on the Parent Guarantor and its Subsidiaries, without any further action required on the part of any Person, and (2) shall be deemed automatically deleted from this Agreement at such time as such Incorporated Provision is deleted or otherwise removed from all applicable Material Credit Facilities or all such Material Credit Facilities are terminated, without any further action required on the part of any Person; provided, however, that:

(1) notwithstanding the foregoing, such Incorporated Provision shall continue to apply and be deemed to be set forth in this Agreement until the applicable Incorporated Provision Termination Date in respect thereof, and if a Default or Event of Default then exists (including as a result of a breach of any Incorporated Provision), such Incorporated Provision shall not be deemed to be amended or deleted from this Agreement until the later of the date such Default or Event of Default no longer exists and the Incorporated Provision Termination Date; and

(2) if any lender or agent under a Material Credit Facility receives any remuneration as consideration for the amendment, modification or removal of such Incorporated Provision then such remuneration shall be concurrently paid, on the same equivalent terms, ratably to each Lender.

(c)	Upon the effectiveness of any amendment, at the request of a Joint Obligor or any, the Lenders (if applicable) and the Joint Obligors shall (at the Borrower’s sole cost and expense) enter into any additional agreement or amendment to this Agreement reasonably requested by a Joint Obligor or a Lender, as the case may be, evidencing the amendment of any such Incorporated Provision. Upon the effectiveness of any deletion or removal, at the request of the Parent Guarantor or the Borrower, the Lenders shall (at the Borrower’s sole cost and expense) enter into any additional agreement or amendment to this Agreement reasonably requested by the Parent Guarantor or the Borrower evidencing the deletion and termination of any such Incorporated Provision.

(d)	Notwithstanding anything set forth in this Section 5.01(xiii), no covenant or other provision contained in this Agreement as of the Execution Date of this Agreement shall be deemed deleted from this Agreement or made less restrictive unless amended or otherwise modified in accordance with Section 8.07.

(xiv) Maintenance of Fiscal Year. Each Joint Obligor will, and will cause each of its Subsidiaries to, maintain its fiscal year as the 12-month period ending on December 31 of each year.

(xv) Ownership of Borrower. The Parent Guarantor will ensure that the Borrower is at all times a Wholly-Owned Subsidiary.

(xvi) Use of Proceeds. To use the entire proceeds of the Loan and the proceeds obtained under the other Finance Documents for the purposes set forth in Section 2.03 of this Agreement, provided that the Lender shall in no event be liable for the use of the proceeds of the Loan or any other proceeds obtained under the Finance Documents.

(xvii) Environmental Claims.

(a)	Comply (and cause each Subsidiary to comply) with the Environmental, Social, Occupational Health and Safety Laws applicable to such Joint Obligor, or such Subsidiary;

(b)	Use, maintain and operate, or cause to be used, maintained and operated, its property and assets in compliance in all respects with the Environmental, Social, Occupational Health and Safety Laws, and maintain in effect all licenses and permits required by the Environmental, Social, Occupational Health and Safety Laws to conduct its operations;

(c)	Maintain in force all Governmental Authority licenses required by the Environmental, Social, Occupational Health and Safety Laws for the conduct of its operations, except for the non-validity of those concessions, permits, certificates, approvals, licenses and any other minor authorizations that do not interfere with the development of the object of the Joint Obligors nor with its ability to conduct its business in compliance or to use its properties and assets for the required purposes;

(d)	Handle all waste and Hazardous Materials in compliance with applicable Environmental, Social, Occupational Health and Safety Laws;

(e)	Deliver within 30 calendar days from the date requested, such information as may be reasonably requested by any Lender to enable it to comply with its internal environmental regulations.

(xviii) Payment Portion in Dollars of the Syndicated Existing Credit Facility. On the Disbursement Date, the Joint Obligors shall deliver to the Lenders the payment certificate (paz y salvo) issued by Bancolombia S.A. (Panama branch), Banco de Sabadell S.A. Miami Branch and Banco de Crédito del Perú, with respect to their respective portion of the Syndicated Existing Credit Facility.

(xix) Anti-Corruption Laws and Anti-Money Laundering Laws.

(a)	The Joint Obligors undertake the following and shall cause their Subsidiaries to comply with the following:

(1) implement the measures tending to prevent their operations from being used to carry out any illicit activity, especially money laundering and financing of terrorism and/or any of its source crimes;

(2) comply with all Anti-Corruption Laws and Anti-Money Laundering Laws, carry out their activities in compliance with the Anti-Corruption Laws and Anti-Money Laundering Laws, and execute all reasonable activities so that their Directors comply with the Anti-Corruption Laws and Anti-Money Laundering Laws;

(3) inform the Lenders immediately they have actual knowledge of a Sanctioning Action of the Joint Obligors or their Subsidiaries or their Directors, or shareholders, in any proceeding related to a violation or alleged violation of the Anti-Corruption Laws and Anti-Money Laundering Laws or their inclusion in a Sanctions List;

(4) inform the Lenders immediately upon actual knowledge of a Sanctioning Action by any Person with a direct or indirect shareholding interest in the Joint Obligors in any proceeding relating to a violation or alleged violation of the Anti-Corruption Laws and Anti-Money Laundering Laws or its inclusion in a Sanction List;

(5) (x) implement and maintain in effect the Compliance Program; (y) deliver to the Lenders, through the internal compliance officer, an annual report regarding the immediately preceding fiscal year on the implementation of the Compliance Program, which must be delivered no later than April 15 of each year, whereby the respective compliance officer (A) indicates any relevant deviation from the Compliance Program; and (B) certifies that such Compliance Program remains in effect and includes any amendments made to the Compliance Program, and (z) in the event that the annual report delivered by the compliance officer to the Lenders shows relevant deviations in relation to the Compliance Program, the Lenders may reasonably require remediation plans to adequately address such deviations, which if not complied with will generate an Event of Default;

(6) refrain from amending or modifying the Compliance Program;

(7) refrain from establishing or maintaining contractual relationships with the Persons included in Sanction Lists; and

(8) refrain from making any political contributions on its own behalf during the term of this Agreement.

(xx) Indebtedness to be Refinanced. At the latest on the Disbursement Date extinguish the totality of the Indebtedness to be Refinanced, and on the Business Day following the Disbursement Date, deliver to the Lenders evidence that the Indebtedness to be Refinanced have been extinguished in their totality.

(xxi) Apostille. Within 30 Business Days following the Execution Date, the Joint Obligors shall deliver to the Lenders this Agreement, duly notarized and apostilled by all the Parties.

Section 5.02 Negative Covenants of the Joint Obligors.

During the term of this Agreement until the date on which there are no outstanding obligations payable by the Joint Obligors and in favor of the Lenders, each of the Joint Obligors, except with the express, prior and written authorization of the Lenders, shall refrain from:

(i) Transactions with Affiliates. No Joint Obligor will, or will permit any of its Subsidiaries to, enter into directly or indirectly any transaction or group of related transactions (including the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate, except that any Joint Obligor may enter into transactions with Affiliates which are carried out (a) at market conditions, (b) in accordance with Applicable Law, (c) in the ordinary course of business and pursuant to the reasonable requirements of such Joint Obligor’s or such Subsidiary’s business. Notwithstanding the foregoing, credit operations between the Joint Obligors may be carried out without complying with item (a) above, provided they are carried out in compliance with the Applicable Law and in the ordinary course of their business.

(ii) Merger, Consolidation, Etc. No Joint Obligor will, or will permit any of its Subsidiaries to, consolidate with or merge with any other Person or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions (any such consolidation, merger or other similar transaction, a “Fundamental Transaction”) to any Person, other than a Permitted Reorganization notified to the Lenders, 30 days prior to the date on which such Permitted Reorganization is expected to be carried out. The foregoing, taking into account that (y) any Fundamental Transaction (except for Permitted Reorganizations) must be previously authorized by the Required Lenders, who shall have a term of 60 calendar days, counted from the day on which the Borrower’s request is received, to notify the Borrower of their decision regarding the request for authorization of the Fundamental Transaction; and (z) the entities (other than the Joint Obligors existing as of the Execution Date) resulting from the Fundamental Transactions shall comply with the “know-your-customer” processes of each Lender.

(iii) Line of Business. No Joint Obligor will, or will permit any of its Subsidiaries to, engage in any business if, as a result, the general nature of the business in which the Parent Guarantor and its Subsidiaries, taken as a whole, would then be engaged would be substantially and significantly changed from the general nature of the business in which the Parent Guarantor and its Subsidiaries, taken as a whole, are engaged on at the Execution Date.

(iv) Economic Sanctions, Etc. No Joint Obligor will, or will permit any Controlled Entity to (a) become (including by virtue of being owned or controlled by a Blocked Person), own or control a Blocked Person or (b) directly or indirectly have any investment in or engage in any dealing or transaction (including any investment, dealing or transaction involving the proceeds of the Loan) with any Person if such investment, dealing or transaction would be in violation of, or could result in the imposition of sanctions under, any U.S. Economic Sanctions Laws applicable to such Joint Obligor or such Controlled Entity, except, in the case of this clause (b), to the extent that such violation or sanctions, if imposed, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(v) Liens. No Joint Obligor will, or will permit any of its Subsidiaries to, directly or indirectly create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset (including any document or instrument in respect of goods) of such Joint Obligor or any such Subsidiary, whether now owned or held or hereafter acquired, or any income or profits therefrom, or assign or otherwise convey any right to receive income or profits, except:

(a)	Liens in existence as of the date hereof as set forth on Schedule 5.02(v)(a) – Existing Liens of this Agreement;

(b)	any Lien for Taxes, assessments or other governmental charges or levies, in each case the payment of which is not yet due or which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and for which adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with IFRS;

(c)	any Lien arising under any lease or forward purchase agreement which, as applicable would, in accordance with IFRS, be treated as a Financial Lease;

(d)	deposits made to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds, appeal bonds (whether in arbitration, judicial, administrative or tax procedures), performance bonds and other obligations of a similar nature, in each case incurred in the ordinary course of business and consistent with past practice and not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property;

(e)	leases, subleases, licenses or sub-licenses granted to others, easements, rights-of-way, zoning restrictions, minor defects or irregularities in title, encroachments and other similar charges or encumbrances, in each case incidental to, and not interfering with, the ordinary conduct of the business of the Parent Guarantor or any of its Subsidiaries, provided that such Liens do not, in the aggregate, materially detract from the value of such property;

(f)	setoff rights and other similar Liens existing solely with respect to cash and cash equivalents on deposit in one or more accounts maintained by the applicable Person, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank or banks with respect to cash management and operating account arrangements;

(g)	any set off arrangement under any hedging arrangement entered into by such Joint Obligor or such Subsidiary in the ordinary course of its business and not for speculative purposes;

(h)	any Lien created to secure all or any part of the purchase price or cost of construction, or to secure Indebtedness incurred or assumed to pay all or any part of the purchase price or cost of construction, of property (or any improvement thereon) acquired or constructed by such Joint Obligor or such Subsidiary after the date of the Execution Date, provided that:

(1) such Lien shall extend solely to the item or items of such property (or improvement thereon) so acquired or constructed and, if required by the terms of the instrument originally creating such Lien, other property (or improvement thereon) which is an improvement to or is acquired for specific use in connection with such acquired or constructed property (or improvement thereon) or which is real property being improved by such acquired or constructed property (or improvement thereon),

(2) the principal amount of the Indebtedness secured by such Lien shall at no time exceed an amount equal to the lesser of (x) the cost to such Joint Obligor or such Subsidiary of the property (or improvement thereon) so acquired or constructed, and (y) the fair market value (as determined in good faith by the board of directors of the Borrower) of such property (or improvement thereon) at the time of such acquisition or construction, and

(3) such Lien shall be created contemporaneously with, or within 180 days after, the acquisition or construction of such property;

(i)	any Lien existing on property of a Person immediately prior to its being consolidated with or merged into a Joint Obligor or a Subsidiary or is becoming a Subsidiary, or any Lien existing on any property acquired by a Joint Obligor or any of its Subsidiaries at the time such property is so acquired (whether or not the Indebtedness secured thereby shall have been assumed), provided, that:

(1) such Lien shall not have been created or assumed in contemplation of such consolidation or merger or such Person’s becoming a Subsidiary or such acquisition of property,

(2) such Lien shall extend solely to the item or items of property so acquired and, if required by the terms of the instrument originally creating such Lien, other property which is an improvement to or is acquired for specific use in connection with such acquired property, and

(3) such Lien shall be discharged within 270 days after such consolidation or merger or such Person’s becoming a Subsidiary or such acquisition of property.

(j)	during the period of 60 consecutive days immediately following the Disbursement Date, any Lien securing el Syndicated Existing Credit Facility;

(k)	any Lien upon property (other than any Material Property) securing Indebtedness of such Joint Obligor or such Subsidiary not otherwise permitted by the foregoing clauses (a) through (j), provided that the sum of (1) the aggregate outstanding principal amount of Indebtedness secured pursuant to this clause (l) plus (2) the aggregate outstanding principal amount of Indebtedness of Subsidiaries under Section 5.02(vi)(g) plus (3) the aggregate outstanding principal amount of Indebtedness secured by Liens under Section 5.02(v) shall not at any time exceed 10% of Consolidated Total Assets (determined as of the end of the then most recently ended annual fiscal period as provided in the audited financial statements for such period), provided, further, that notwithstanding the foregoing, no Joint Obligor will, or will permit any of its Subsidiaries to, secure pursuant to this clause (l) any Indebtedness outstanding under or pursuant to any Material Credit Facility unless and until the Loan (and each guaranty delivered in connection therewith) shall concurrently be secured equally and ratably with such Indebtedness pursuant to documentation reasonably acceptable to the Required Lenders in substance and in form, including an intercreditor agreement and opinions of counsel to such Joint Obligor and/or any such Subsidiary, as it may be required by the Lenders;

(l)	Liens or legal attachments of lessors and attachments of carriers, warehousemen, mechanics, providers, repairmen and other liens or attachments, in each case arising in the ordinary course of business for sums not yet due and payable or which are being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and for which adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with IFRS;

(m)	Liens incurred or attachments or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or retirement benefits;

(n)	any Lien on property or assets of a Subsidiary (other than the Borrower) securing Indebtedness of such Subsidiary owing to the Borrower;

(o)	any Lien, in accordance with the Applicable Law, in favor of customs and revenue authorities to secure payment of custom duties in connection with the importation or exportation of goods;

(p)	any attachment or judgment Lien, unless the judgment it secures is not, within 60 days after the entry thereof, discharged or execution thereof stayed pending appeal, or is not discharged within 60 days after the expiration of such stay; and

(q)	create, incur, assume or permit to exist any Lien on inventory, factoring unless in each case such Liens (x) are granted in the ordinary course of business and (y) the aggregate outstanding principal amount of Indebtedness secured by such Liens shall not at any time exceed 2% of Consolidated Total Assets (determined as of the end of the then most recently ended annual fiscal period by reference to the audited financial statements for such period).

(vi) Limitation on Subsidiary Indebtedness. No Joint Obligor will at any time permit any of its Subsidiaries (other than, in the case of any Joint Obligor) to, directly or indirectly, create, incur, assume, guarantee, have outstanding, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness other than:

(a)	Indebtedness of any Subsidiary that is a Subsidiary Guarantor at the time of determination, provided that (1) in the case of any Subsidiary that becomes a Subsidiary Guarantor after the Execution Date of this Agreement, the Joint Obligors shall have complied with the provisions of Section 5.01(xi) with respect to such Subsidiary Guarantor and (ii) such Subsidiary’s guaranty of the Guaranteed Obligations pursuant to ARTICLE VII is in full force and effect and secures the full amount of the Loan;

(b)	Indebtedness of a Subsidiary owed to a Joint Obligor;

(c)	Indebtedness of a Person outstanding at the time such Subsidiary becomes a Subsidiary, provided that (1) such Indebtedness shall not have been incurred in contemplation of such Subsidiary becoming a Subsidiary, (2) immediately prior to and after such Subsidiary becomes a Subsidiary, no Default or Event of Default shall exist, (3) the principal amount of such Indebtedness shall not be increased, and (4) such Indebtedness shall cease to be permitted under this clause (c) on the 180th day after such Subsidiary becomes a Subsidiary;

(d)	Indebtedness of any Subsidiary set forth in Schedule 3.01(xiv) – Existing Indebtedness, existing as at the Execution Date (and any extension, renewal, or replacement of such Indebtedness, provided that the principal amount thereof is not increased above the amount outstanding at the time of the extension, renewal or replacement and is in any case no greater than the amount set forth on Schedule 3.01(xiv) – Existing Indebtedness);

(e)	Any Indebtedness secured in full by a letter of credit, bond, bank guarantee or bank indemnity; and

(f)	Indebtedness of a Subsidiary in addition to that otherwise permitted by the foregoing clauses (a) through (e), provided that the sum of (1) the aggregate outstanding principal amount of such Indebtedness of Subsidiaries under this clause (g) plus (2) the aggregate outstanding principal amount of Indebtedness secured pursuant to Section 5.02(v) plus (3) the aggregate outstanding principal amount of Indebtedness secured by liens under Section 5.02(k) shall not at any time exceed 10% of Consolidated Total Assets determined as of the end of the then most recently ended annual fiscal period as provided in the audited financial statements for such period). Notwithstanding anything in this Agreement to the contrary, the Borrower at any time at its sole option may cause any Subsidiary that is not a Subsidiary Guarantor to become a Subsidiary Guarantor by executing and delivering the documents required by this Agreement.

For purposes of clarity, the provisions of this Section in no way limit the obligation of the Joint Obligors to comply with the provisions of Section 5.02(viii)(a) of this Agreement.

(vii) Dispositions. No Joint Obligor will, or will permit any of its Subsidiaries to, make any Disposition, other than: (1) any Disposition by a Joint Obligor to another Joint Obligor or by a Subsidiary (other than a Joint Obligor) to a Joint Obligor or any Wholly-Owned Subsidiary; (2) any Disposition of inventory, supplies, material, equipment, patents, copyrights, proprietary software, service marks, trademarks, sanitary registrations, permits or marketing authorizations, the Group’s intellectual property or trade names, or rights thereto, in each case, in the ordinary course of business; (3) any Disposition of damaged, obsolete or worn out property, whether now owned or hereafter acquired, in the ordinary course of business; (4) the liquidation, sale or use of cash and cash equivalents for fair market value in the ordinary course of business not prohibited by this Agreement; (5) the granting of licenses, sublicenses, leases or subleases to other Persons in the ordinary course of business which do not interfere in any material respect with the business of the Parent Guarantor and its Affiliates; (6) any Disposition over factoring of book debts or accounts receivable subject to a Lien permitted by Section 5.02(v)(q); and (7) any Disposition of properties of the Joint Obligors and/or any of their Subsidiaries not otherwise permitted by the foregoing clauses (1) through (7), which, individually or consolidated, (x) in a fiscal year do not exceed 7.5% of the Consolidated Total Assets, and (y) from the date of this Agreement until its termination date do not exceed 15% of Consolidated Total Assets. The foregoing with the understanding that, in addition, any Disposition made pursuant to (1) through (8) above shall only be permitted to the extent that such Disposition is made on an arm’s length basis, such Disposition and all related transactions are carried out in accordance with applicable law, and is made in the ordinary course of business of the respective Joint Obligor or Subsidiary.

(viii) Financial Covenants. The Joint Obligors shall ensure that as of each Determination Date:

(a)	the ratio of Consolidated Total Indebtedness as at such Determination Date to Consolidated EBITDA: (a) from the Execution Date until the Determination Date of September 2023 (inclusive), for each Relevant Period ending on the relevant Determination Date does not exceed 4,30:1,00; and (b) for each Relevant Period other than the mentioned on clause (i) above ending on such Determination Date does not exceed 3,50:1,00; and

(b)	the ratio of Consolidated EBITDA for the Relevant Period ending on such Determination Date to Consolidated Interest Expense for the Relevant Period ending on such Determination Date: (i) from the Execution Date until the Determination Date of September 2023 (inclusive), for each Relevant Period ending on the relevant Determination Date exceeds 1,90:1,00; and (ii) for each Relevant Period other than the periods mentioned on clause (i) above ending on such Determination Date exceeds 3,00:1,00.

(ix) Joint Obligor Coverage. No Joint Obligor will permit, as of each June 30 and December 31 of each year, (a) the total combined assets of the Joint Obligors (other than the Parent Guarantor) as of such applicable date (excluding assets constituting Equity Interests in other Joint Obligors), determined for each such Joint Obligor on an uncombined and unconsolidated basis, to comprise less than 80% of Consolidated Total Assets as of such applicable date, or (b) the portion of Consolidated EBITDA for the period of four consecutive fiscal quarters of the Parent Guarantor ending on such applicable date that is contributed by the Joint Obligors (other than the Parent Guarantor), determined for each Joint Obligor on an uncombined and unconsolidated basis, to comprise less than 80% of Consolidated EBITDA for such period. The foregoing is to be measured and tested based on the consolidated financial statements of the Parent Guarantor delivered to the Lenders for the relevant testing date or period in accordance with Section 5.01(i)(a) or Section 5.01(i)(b).

(x) Restricted Payments. No Joint Obligor will, or will permit any of its Subsidiaries to, declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, other than, once the Grace Period has elapsed:

(a)	Restricted Payments made by any Subsidiary to a Joint Obligor; and

(b)	other Restricted Payments, provided that no Default or Event of Default shall have occurred and be continuing at the time of the proposed Restricted Payment or would result from the making of the proposed Restricted Payment (including, without limitation, under any covenant set forth in Section 5.02(viii) or any Incorporated Provision calculated, in each case, on a pro forma basis after giving effect to such proposed Restricted Payment and all other Restricted Payments made (or incurred) during the Joint Obligors’ then current fiscal quarter (or other applicable calculation period in the case of an Incorporated Provision) as if such Restricted Payments were made as of the last day of the fiscal quarter of the Parent Guarantor then most recently ended (or other applicable calculation date in the case of an Incorporated Provision).

(xi) Inconsistent Agreements. No Joint Obligor will, nor will permit any of its Subsidiaries, to enter into any agreement or contractual obligation (other than this Agreement and any other Finance Document) that limits the ability of any Subsidiary to, directly or indirectly, make distributions or pay dividends to any Joint Obligor or to otherwise transfer, directly or indirectly, assets to any Joint Obligor.

(xii) Limitation on Loans and Guaranty. No Joint Obligor will, or will permit any of its Subsidiaries to, on or after the date hereof, (a) be a creditor in respect of any Indebtedness (other than (1) Indebtedness owing from the Parent Guarantor or any of its Subsidiaries (which, for the avoidance of doubt, may be in the form of a dividend, Equity Interest, distribution or intercompany loan) or (2) as otherwise permitted by Section 5.02(vi)) or (b) incur or allow to remain outstanding any Guaranty in respect of any Person (other than for the benefit of the Parent Guarantor or any of its Subsidiaries, or as otherwise permitted by Section 5.02(v)).

(xiii) Amendments to Organizational Documents, etc. No Joint Obligor will, or will permit any of its Subsidiaries to, amend any of its organizational or governing documents in any manner that could materially adversely affect the rights of any Lender.

Article VI.
default and events of default

Section 6.01 Events of Default.

An event of default shall exist if any of the following conditions or events shall occur and be continuing (each, an “Event of Default”):

(i) Late Payment or Default in Payment.

(a)	Any Joint Obligor defaults in the payment of any principal under this Agreement, when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b)	Any Joint Obligor defaults in the payment (other than the mentioned in Section 6.01(i)(a)) under the Finance Documents, when the same becomes due and payable, provided that such default shall not constitute an Event of Default hereunder if (1) such default results solely from a technical or administrative error on behalf of the transmitting bank and (2) the Joint Obligors remedy such non-payment within 3 Business Day of such non-payment; or

(ii) Default of Certain Covenants.

(a)	Any Joint Obligor defaults in the performance of or compliance with any term contained in Section 5.01(i) (Report Obligations), Section 5.01(iii) (Inspection), Section 5.01(v) (Compliance with Laws; Licenses, etc.), Section 5.01(vii) (Maintenance of Properties), Section 5.01(ix) (Corporate Existence, Etc.), Section 5.01(xv) (Ownership of Borrower), Section 5.01(xii) (Priority of Obligations), Section 5.01(xvi) (Use of Proceeds), Section 5.02 (Negative Covenants of the Joint Obligors) or any Incorporated Provision;

(b)	Any Joint Obligor defaults in the performance or compliance with any term contained in Section 5.01(vi) (Insurance) (other than those referred in Section 6.01(i)(xv)) and such default is not remedied within 15 calendar days thereafter;

(c)	Any Joint Obligor defaults in the performance or compliance with any term contained herein (other than those referred in Section 6.01(i) and Section 6.01(ii)(a) or in any Finance Document and such default is not remedied within 30 days after the earlier of (1) a Responsible Officer of the Parent Guarantor or the Borrower, obtaining actual knowledge of such default and (2) the Parent Guarantor or the Borrower, receiving written notice of such default from any Lender; or

(iii) Representation & Warranties. Any representation or warranty made in writing by or on behalf of any Joint Obligor or by any officer of any Joint Obligor in this Agreement, any other Finance Document or any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made; or

(iv) Default on other Indebtedness Instruments. (a) the Parent Guarantor, the Joint Obligors or any of its Subsidiaries is in default (as principal or as guarantor or other surety) in the payment when due of any principal of or premium or make-whole amount or interest on any Indebtedness that is outstanding in an aggregate principal amount of at least USD $10,000,000 (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (b) the Parent Guarantor or any of its Subsidiaries is in default in the performance of or compliance with any term of any Indebtedness in an aggregate outstanding principal amount of at least USD $10,000,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, (c) the failure of the Joint Obligors to comply with any payment obligations under the Note Purchase Agreement and/or the Notes, or the acceleration or earlier maturity of the payment obligations under the Note Purchase Agreement and/or the Notes, or (d) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Indebtedness to convert such Indebtedness into Equity Interests), (x) the Parent Guarantor or any of its Subsidiaries has become obligated to purchase or repay Indebtedness before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least USD $10,000,000 (or its equivalent in the relevant currency of payment), or (y) one or more Persons have the right to require the Parent Guarantor or any of its Subsidiaries so to purchase or repay such Indebtedness; or

(v) Insolvency.

(a)	As permitted under the Applicable Laws, (x) any Joint Obligor or any Subsidiary (other than Rymco Medical S.A.S., as long as it does not have any outstanding obligations with any of the Lenders) (1) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (2) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization, judicial or extrajudicial recovery or arrangement or any other petition in bankruptcy, for liquidation, or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (3) makes an assignment for the benefit of its creditors, (4) consents to the appointment of a custodian, receiver, liquidator, special controller, provisional administrator, official receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (5) is adjudicated as insolvent or is otherwise unable to pay its debts, to be liquidated or (6) takes corporate, limited liability company, limited partnership or other entity action for the purpose of any of the foregoing; and (y) in the case of any Joint Obligor or any Subsidiary incorporated under the laws of Luxembourg, (1) the occurrence of a state of cessation of payments and the loss of commercial creditworthiness (ébranlement de credit), (2) the institution of bankruptcy proceedings (faillite) under Articles 437 et seqq. of the Luxembourg Code of Commerce, the filing for relief under the suspension of payments procedure (sursis de paiement) of Articles 593 et seqq. of the Luxembourg Code of Commerce, or any composition proceedings (concordat préventif de faillite) under the Luxembourg law of 14 April 1886, as amended, (3) the opening of controlled management proceedings (gestion contrôlée) as defined in the Luxembourg Grand-Ducal Decree dated 24 May 1935, (4) the institution of any proceedings for judicial liquidation (liquidation judiciaire) under article 1200-1 of the Luxembourg law dated 10 August 1915 on commercial companies or administrative dissolution without liquidation (dissolution administrative sans liquidation), (5) the obtaining of a moratorium in respect of any of its indebtedness or for the purpose of proposing a company voluntary arrangement with creditors, any other re-organization proceedings or proceedings affecting the rights of creditors generally, (6) an application has been made by it or by any other Person for the appointment of an insolvency receiver (curateur), surveyor judge (juge commissaire), delegated judge (juge délégué), commissioner (commissaire), liquidator (liquidateur), judicial administrator (administrateur judiciaire), temporary administrator (administrateur provisoire ou ad hoc), conciliator (conciliateur) or other similar officer pursuant to any insolvency or similar proceedings, (7) an application has been made by it for opening of any voluntary liquidation and dissolution proceedings under Articles 1100-1 et seqq. of the Luxembourg law dated 10 August 1915 on commercial companies, as amended, or (8) such Joint Obligor or Subsidiary takes corporate, limited liability company, limited partnership or other entity action for the purpose of any of the foregoing; or

(b)	a court or other Governmental Authority of competent jurisdiction enters an order appointing, without consent by any Joint Obligor or any Subsidiary, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization, judicial or extrajudicial recovery or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy, judicial or extrajudicial recovery or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of any Joint Obligor or any Subsidiary, or any such petition shall be filed against any Joint Obligor or any Subsidiary and such petition shall not be dismissed within 60 days; or

(c)	any event occurs with respect to any Joint Obligor or any Subsidiary which under the laws of any jurisdiction is analogous to any of the events described in Section 6.01(v), provided that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in Section 6.01(v); or

(vi) Litigation, Judgements, Attachments. One or more final judgments or money payment orders aggregating in excess of USD $20,000,000 (or its equivalent in the relevant currency of payment), including any such final order enforcing a binding arbitration award, are rendered against one or more of the Joint Obligors and their respective Subsidiaries and which judgments, arbitration award or orders are not complied with or paid, and their effects have not been suspended pending a decision on an appeal, a judicial bail has not been granted in respect thereto, within whatever happens first between: (i) the term set forth in the judgment, award or order, or (ii) 90 days after the execution date of the corresponding judgement, arbitration award or payment order (or such longer period as agreed by the Lenders); or

(vii) Change of Control. A Change of Control shall have occurred; or

(viii) Material Adverse Effect. An event or situation shall occur or exist that, at the discretion of the Lenders, results in a Material Adverse Effect; or

(ix) Guaranty. the Guaranty of any Guarantor provided in ARTICLE VII shall cease to be in full force and effect, any Guarantor or any Person acting on behalf of any Guarantor shall contest in any manner the validity, binding nature or enforceability of any such Guaranty, or the obligations of any Guarantor under such Guaranty are not or cease to be legal, valid, binding and enforceable in accordance with the terms of ARTICLE VII and in accordance with the express terms of this Agreement; or

(x) Attachment. any Governmental Authority of any jurisdiction in which any Joint Obligor or any Subsidiary is incorporated or has material operations shall take any action, whether legal or de facto, to (a) condemn, seize, nationalize or expropriate all or any substantial portion of the property (including, without limitation, its Equity Interests) of any Joint Obligor or any Subsidiary or any material property of any Joint Obligor or any Subsidiary, (b) assume custody or control of all or any substantial portion of the property of any Joint Obligor or any Subsidiary or any material property of any Joint Obligor or any Subsidiary, or of the business or operations of any Joint Obligor or any Subsidiary, or (c) dissolve or disestablish any Joint Obligor or any Subsidiary or otherwise prevent any Joint Obligor or any Subsidiary from carrying on its business or any substantial part thereof; or

(xi) Licenses. Any Governmental Authority of any jurisdiction in which the Parent Guarantor or any of its Subsidiaries is incorporated or has material operations shall take any action, whether legal or de facto, to revoke, terminate or cease to renew any material license, authorization, permit or approval and any such action or inaction, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect, unless such material license, authorization, permit or approval shall have been extended or replaced by the Parent Guarantor or any of its Subsidiaries with an analogous license, authorization, permit or approval, in each case within 60 days thereafter; or

(xii) Finance Documents. (a) any Finance Document shall at any time be suspended, revoked or terminated or for any reason cease to be valid and binding or in full force and effect (in each case, other than upon expiration in accordance with the terms thereof or for a termination resulting from the full performance of the obligations under such Finance Document), (b) the performance by any ]Joint Obligor of any of its obligations under any Finance Document to which such Joint Obligor is a party shall become unlawful or any Joint Obligor shall so assert in writing or (c) the validity or enforceability of any Finance Document shall be contested by any Joint Obligor in writing or by any Governmental Authority of the Joint Obligor’s incorporation jurisdiction.

(xiii) Anti-Corruption Laws and Anti-Money Laundering Laws. If any of the Joint Obligors, their Directors, Controlling Shareholders or the Controlled Entities, at any time have been or become: (a) subject to any Sanctioning Action or are convicted by the competent Governmental Authorities for the crime of money laundering, the source crimes thereof, crimes against the economic order, crimes against the administration of justice, conspiracy to commit crimes, forced displacement, forced disappearance, for the crime of financing terrorism, acts of corruption or crimes against the public administration or for the administration of resources related to such activities; (b) included in Sanction Lists; (c) subject to a Sanctioning Action for the alleged commission of crimes of money laundering, crimes source of money laundering and/or financing of terrorism or administration of resources related to such activities, before the Attorney General’s Office, the Colombian Judges, the DIAN, Coljuegos, any of the Colombian superintendencies, the Comptroller General’s Office, the Attorney General’s Office, the National Attorney General’s Office, the Securities Market Self-Regulator, the National Police or other Government Authorities of national or foreign order that have the duty to investigate this type of crime; (d) sanctioned or convicted as a result of the violation of any Anti-Corruption Laws and Anti-Money Laundering Laws; and (e) subject to the Sanctions Regime. The events contemplated in items (a) to (e) above, in the case of Directors, shall only apply if the respective Director is not removed from office within 30 calendar days following the occurrence of such situations;

(xiv) Environmental Claims. If the Joint Obligors breach any of the obligations set forth in Section 5.01(xvii) (environmental Claims) of this Agreement, or any Environmental, Social, Occupational Health and Safety Laws, unless promptly after the occurrence of such default (and in any event not later than 10 Business Days after the occurrence of such default), the Joint Obligors deliver (or cause such Subsidiary to deliver) to the Lenders a Corrective Action Plan in connection with such default. Such Corrective Action Plan shall be complied with by the relevant Joint Obligor or Subsidiary and failure to comply shall result in a direct Event of Default under this Agreement; or

(xv) Insurance. If the Insurance coverage contracted in connection with the facilities expires from the Joint Obligors or is not implemented or renewed in a timely manner.

For the avoidance of doubt, with respect to Events of Default that do not state a cure period, it shall be understood that such Event of Default shall not have a cure period and therefore shall entitle the Lenders to declare early maturity.

Section 6.02 Remedies on Default.

If an event described on Section 6.01 above has occurred, the following rules must be applied:

(i) The Required Lenders shall proceed at any time to notify the Joint Obligors of the declaration of early maturity. In the event of the occurrence of any Event of Default provided in Section 6.01(i), Section 6.01(xiii) and Section 6.01(xiv), it shall not be necessary to have the favorable agreement of the Required Lenders and any Lender may individually proceed to notify the declaration of early maturity of the obligations owed to the respective Lender, to the Joint Obligors at any time as of the occurrence of such event. For the purposes of the notice to the Joint Obligors provided for in this Section, it shall not be necessary to satisfy the requirements of presentation, default notice, demand, protest or notification which the Joint Obligors unconditionally and irrevocably waive by signing this Agreement.

(ii) For these purposes, upon the declaration of early maturity, or upon the occurrence of the Events of Default provided for in Section 6.01(i), Section 6.01(xiii) and Section 6.01(xiv), upon the occurrence of such event, each of the Lenders shall:

(a)	cancel in whole or in part the commitments made by the Lenders under this Agreement; and/or

(b)	declare the early maturity of the Loan and demand immediate payment of the amounts due.

(iii) The Joint Obligors shall be obligated, within 3 Business Days from the first notice of maturity received from any of the Lenders, to pay the totality of the principal declared overdue, plus Interest, default interest, costs or expenses caused in accordance with this Agreement.

(iv) If the term provided in Section 6.02(iii) above has elapsed without the Joint Obligors having complied with their obligation to pay the full amounts due in the event of a declaration of early maturity of the Loan, each of the Lenders shall be entitled to initiate the corresponding legal claim.

(v) For clarification purposes, it is expressly stated for the record that the time periods provided in this Section for the Lenders to exercise their rights under this Agreement shall be understood, in any case, without prejudice to the duty of the Joint Obligors to pay the Lenders interest for late payment from the same date on which the corresponding payment should have been made.

Article VII.
guaranty

Section 7.01 Unconditional Guaranty.

(i) By means of the execution and delivery of this Agreement, each Guarantor hereby irrevocably, absolutely and unconditionally guarantees, and jointly with the other Guarantors to each Lender, as a primary obligor and not merely as a guarantor (fiador), the due and punctual payment in full of (a) the principal and, if any, the interest on (including, without limitation, interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization, judicial or extrajudicial recovery or like proceeding, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), and any other amounts due under this Agreement when and as the same shall become due and payable (whether at stated maturity or by required or optional prepayment or by acceleration or otherwise), (b) any other sums which may become due and payable under the terms and provisions of this Agreement, any other Finance Document or any other instrument referred to herein or therein, and (c) in the case of the Parent Guarantor, the performance of all other obligations to be performed by the Borrower under this Agreement (all such obligations described in clauses (a), (b) and (c) above are herein called the “Guaranteed Obligations”). The Guaranty in the preceding sentence is an absolute, present and continuing guaranty of payment and not of collectability and is in no way conditional or contingent upon any attempt to collect from the Borrower or any other guarantor under this Agreement (including, without limitation, any other Guarantor) or upon any other action, occurrence or circumstance whatsoever. In the event that the Borrower shall fails to pay when due any of such Guaranteed Obligations, each Guarantor agrees to pay the same when due to the lenders entitled thereto, without demand, presentment, protest or notice of any kind, in Pesos, pursuant to the requirements for payment specified in this Agreement. Each default in payment of any of the Guaranteed Obligations shall give rise to a separate cause of action hereunder and separate suits may be brought hereunder as each cause of action arises. Notwithstanding anything to the contrary in this Agreement or in any other Finance Document, the maximum liability of the Guarantors under this Agreement and under the other Finance Documents shall not exceed an amount equal to the total aggregate outstanding obligations of the Borrower under the Finance Documents and the term “Guaranteed Obligations” shall be so interpreted and limited.

(ii) Each Guarantor hereby acknowledges and agrees that such Guarantor’s liability hereunder is joint and not several with the other Guarantors and any other Person(s) who may guarantee the obligations and Indebtedness under and in respect of this Agreement.

(iii) Each Guarantor incorporated under the laws of Colombia expressly waives any defense, benefit or protection granted by Articles 2383 (benefit of exclusion - beneficio de excusión) and 2392 (benefit of division - beneficio de división) of the Colombian Civil Code (Código Civil Colombiano). Each such Guarantor also waives any defense or right to not perform under this ARTICLE VII on the basis of not having received any consideration or economic benefit as an inducement to grant the Guaranty set forth herein and declares and accepts that the obligations set forth in the Finance Documents shall be paid by such Guarantor even if such obligations become natural obligations (obligaciones naturales) of the Borrower under Colombian law.

(iv) Each Guarantor incorporated under the laws of El Salvador hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any benefits to which it may be entitled as set forth in Article 2107 (beneficio de excusión) of the El Salvador Civil Code.

Section 7.02 Absolute Obligations.

The obligations of each Guarantor hereunder shall be principal, absolute, irrevocable and unconditional, irrespective of the validity or enforceability of this Agreement, any other Finance Document or any other instrument referred to herein or therein, shall not be subject to any counterclaim, setoff, deduction or defense based upon any claim such Guarantor may have against the Borrower or any Lender or otherwise, and shall remain in full force and effect (to the extent permitted by Applicable Law) without regard to, and shall not be released, discharged or in any way affected by, any circumstance or condition whatsoever (whether or not such Guarantor shall have any knowledge or notice thereof), including, without limitation: (a) any amendment to, modification of, supplement to or restatement of this Agreement, any other Finance Document or any other instrument referred to herein or therein (it being agreed that the obligations of each Guarantor hereunder shall apply to this Agreement, any other Finance Document or any such other instrument as so amended, modified, supplemented or restated) or any assignment or transfer of any thereof or of any interest therein, or any furnishing, acceptance or release of any security for this Agreement or the addition, substitution or release of any other Guarantor or any other entity or other Person primarily or secondarily liable in respect of the Guaranteed Obligations; (b) any waiver, consent, extension, acquiescence or other action or inaction under or in respect of this Agreement, any other Finance Document or any other instrument referred to herein or therein; (c) any bankruptcy, insolvency, arrangement, reorganization, judicial or extrajudicial recovery, readjustment, composition, liquidation or similar proceeding with respect to the Borrower or any Guarantor or the property of the Borrower or any Guarantor; (d) any merger or consolidation of any Guarantor or of the Borrower into or with any other Person or any sale, lease or transfer of any or all of the assets of any Guarantor or of the Borrower to any Person; (e) any failure on the part of the Borrower for any reason to comply with or perform any of the terms of any other agreement with any Guarantor; (f) any failure on the part of any Lender to obtain, maintain, register or otherwise perfect any security; or (g) any other event or circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor (whether or not similar to the foregoing), and in any event however material or prejudicial it may be to any Guarantor or to any subrogation, contribution or reimbursement rights any Guarantor may otherwise have. Each Guarantor covenants that its obligations hereunder will not be discharged except by indefeasible payment in full in cash of all of the Guaranteed Obligations in the agreed currency and at the agreed place of payment or, in the case of a Subsidiary Guarantor, in accordance with Section 5.01(xi)(b).

Section 7.03 Waiver.

Each Guarantor unconditionally waives to the fullest extent permitted by applicable law, (i) notice of acceptance hereof, of any action taken or omitted in reliance hereon and of any default by the Borrower in the payment of any amounts due under this Agreement, any other Finance Document or any other instrument referred to herein or therein, (ii) all notices which may be required by statute, rule of law or otherwise to preserve any of the rights of any Lender against such Guarantor, including, without limitation, presentment to or demand for payment from the Borrower or any Guarantor with respect to any Promissory Note, notice to the Borrower or to any Guarantor of default or protest for nonpayment or default and the filing of claims with a court in the event of the bankruptcy or insolvency of the Borrower, (iii) any right to require any Lender to enforce, assert or exercise any right, power or remedy including, without limitation, any right, power or remedy conferred in this Agreement, (iv) any requirement for diligence on the part of any Lender. and (v) any other act or omission or thing or delay in doing any other act or thing which might in any manner or to any extent vary the risk of such Guarantor or otherwise operate as discharge of such Guarantor or in any manner lessen the obligations of such Guarantor hereunder.

Section 7.04 Unimpaired Obligations.

(i) Each Guarantor authorizes the Lenders, without notice or demand to such Guarantor or any other Guarantor and without affecting its obligations hereunder, from time to time: (a) to take and hold security for the payment of this Agreement, any Finance Document or any other instrument referred to herein or therein, for the performance of the Guaranty provided in this ARTICLE VII or otherwise for the Indebtedness guaranteed hereby and to exchange, enforce, waive, subordinate and release any such security; (b) to apply any such security and to direct the order or manner of sale thereof as the Lenders in their sole discretion may determine; (c) to obtain additional or substitute endorsers or guarantors or release any other Guarantor or any other Person or entity primarily or secondarily liable in respect of the Guaranteed Obligations; (d) to exercise or refrain from exercising any rights against the Borrower, any Guarantor or any other Person; and (e) to apply any sums, by whomsoever paid or however realized, to the payment of the Guaranteed Obligations and all other obligations owed hereunder. The Lenders shall have no obligation to proceed against any additional or substitute endorsers or guarantors or to pursue or exhaust any security provided by the Borrower, such Guarantor or any other Guarantor or any other Person or to pursue any other remedy available to the Lenders.

(ii) If an event permitting the acceleration of the maturity of the principal amount of the Loan shall exist and such acceleration shall at such time be prevented or the right of any Lender to receive any payment on account of the Guaranteed Obligations shall at such time be delayed or otherwise affected by reason of the pendency against the Borrower, any Guarantor or any other guarantors of a case or proceeding under a bankruptcy, reorganization, judicial or extrajudicial recovery or insolvency law, such Guarantor agrees that, for purposes of this Agreement and its obligations hereunder, the maturity of such principal amount shall be deemed to have been accelerated with the same effect as if the Lender thereof had accelerated the same in accordance with the terms of this Agreement, and such Guarantor shall forthwith pay such accelerated Guaranteed Obligations.

Section 7.05 Subrogation and Subordination.

(i) No Guarantor will exercise any rights which it may have acquired by way of subrogation under this ARTICLE VII, by any payment made hereunder or otherwise, or accept any payment on account of such subrogation rights, or any rights of reimbursement, setoff, counterclaim, contribution or indemnity or any rights or recourse to any security for this Agreement or this ARTICLE VII unless and until all of the Guaranteed Obligations shall have been indefeasibly paid in full in cash.

(ii) Each Guarantor hereby subordinates the payment of all Indebtedness and other obligations of the Borrower or any other guarantor of the Guaranteed Obligations owing to such Guarantor, whether now existing or hereafter arising, including, without limitation, all rights and claims described in clause (a) of this Section 7.05, to the indefeasible payment in full in cash of all of the Guaranteed Obligations. If the Lenders so request, while an Event of Default is continuing, any such Indebtedness or other obligations shall be enforced and performance received by such Guarantor as trustee for the Lenders and the proceeds thereof shall be paid over to the Lenders promptly, in the form received (together with any necessary endorsements) to be applied to the Guaranteed Obligations, whether matured or unmatured, as may be directed by the Lenders, but without reducing or affecting in any manner the liability of any Guarantor under this ARTICLE VII. Notwithstanding the foregoing, repayments can be made in accordance with Section 5.02(x) while no Event of Default continues.

(iii) If any amount or other payment is made to or accepted by any Guarantor in violation of any of the preceding clauses (i) and (ii) hereinabove, such amount shall be deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Lenders and shall be paid over to the Lenders promptly, in the form received (together with any necessary endorsements) to be applied to the Guaranteed Obligations, whether matured or unmatured, as may be directed by the Lenders, but without reducing or affecting in any manner the liability of such Guarantor under this ARTICLE VII.

(iv) Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Agreement and that its agreements set forth in this ARTICLE VII (including this Section 7.05) are knowingly made in contemplation of such benefits.

Section 7.06 Reinstatement of Guaranty.

The Guaranty provided in this ARTICLE VII shall continue to be effective, or be reinstated, as the case may be, if and to the extent at any time payment, in whole or in part, of any of the sums due to any Lender on account of the Guaranteed Obligations is rescinded or must otherwise be restored or returned by a Lender upon the insolvency, bankruptcy, dissolution, liquidation, judicial or extrajudicial recovery or reorganization of the Borrower or any other guarantors, or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Borrower or any other guarantors or any part of its or their property, or otherwise, all as though such payments had not been made.

Section 7.07 Guaranty Conditions.

Notwithstanding the provisions of Section 5.01(xi)(b), in the case of any Subsidiary Guarantor, the Guaranty provided in this ARTICLE VII and all guarantees, covenants and agreements of the Guarantors contained herein shall continue in full force and effect and shall not be discharged until such time as all of the Guaranteed Obligations shall be indefeasibly paid in full in cash and shall be subject to reinstatement pursuant to Section 7.06.

Section 7.08 Information Regarding the Guaranty.

Each Guarantor represents and warrants to each Lender that (i) such Guarantor now has and will continue to have independent means of obtaining information concerning the affairs, financial condition and business of the Borrower, (ii) such Guarantor has executed and delivered this Agreement without reliance upon (a) the due execution, validity, effectiveness or enforceability of any instrument, (b) the validity, genuineness, enforceability, existence, value or sufficiency of any property securing any of the Guaranteed Obligations or the creation, perfection or priority of any lien or security interest in such property or (c) the existence, number, financial condition or creditworthiness of other guarantors (garantes or fiadores), if any, with respect to any of the Guaranteed Obligations. No Lender shall have any duty or responsibility to provide any Guarantor with any credit or other information concerning the affairs, financial condition or business of the Borrower which may come into possession of the Lenders.

Article VIII.
Miscellaneous

Section 8.01 Expenses, Etc.

Regardless that the transactions contemplated hereunder may be consummated, the Joint Obligors will pay, or cause payment of, all costs and expenses (including reasonable attorneys’ fees of a special counsel of any jurisdiction of the Joint Obligors) incurred by the Lenders in connection with the Finance Documents and in connection with any amendments, waivers or consents under or in respect of this Agreement or any other Finance Document (whether or not such amendment, waiver or consent becomes effective), including: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement or any other Finance Document or to respond to any notice, demand for investigation or other similar informal process, in connection with this Agreement or any other Finance Document, or by reason of being a Lender, (b) the costs and expenses incurred by, or other payments required to be made by, the Lenders under Section 8.19, (c) the costs and expenses (including financial advisors’ fees), incurred in connection with the insolvency, judicial or extrajudicial recovery or bankruptcy of any Joint Obligor or any Affiliate or in connection with any elaboration or restructuring of the transactions contemplated hereby and by any other Finance Document, and (d) the costs and expenses incurred in connection with the accession and release of Subsidiary Guarantors under this Agreement, including, without limitation, costs related to the issuance of legal opinions by counsel in the respective jurisdictions.

Section 8.02 Certain Taxes.

The Joint Obligors agree to pay all stamp, documentary, court or similar taxes or fees, other than the Excluded Taxes, which may be payable in respect of the execution and delivery or the enforcement of this Agreement or any other Finance Document or any amendment thereof and to pay any value added tax due and payable in respect of reimbursement of costs and expenses by any Joint Obligor pursuant to this ARTICLE VIII, and will keep each Lender harmless to the extent permitted by applicable law harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax or fee required to be paid by the Joint Obligors hereunder.

Section 8.03 Waiver of Consequential Damages.

To the fullest extent permitted by Applicable Law, each Joint Obligor shall not assert, and hereby waives, any claim against the Lenders or any Related Party of any of the foregoing Persons (collectively, “Covered Persons”) on any theory of liability, for special, indirect, consequential, punitive damages (as opposed to direct or actual damages) loss of profit arising out of, in connection with, or as a result of, this Agreement, any other Finance Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, or the use of the proceeds of the Loan. No Covered Person shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Finance Documents or the transactions contemplated under this Agreement.

Section 8.04 Survival.

(i) The obligations of the Joint Obligors under Section 8.01, Section 8.02 and Section 8.03 will survive the payment or transfer of the Loan, the enforcement, amendment or waiver of any provision of this Agreement or any other Finance Document, and the termination of this Agreement.

(ii) All representations and warranties contained herein shall remain in force and effect during the term of this Agreement. All statements contained in any certificate or other instrument delivered by or on behalf of any Joint Obligor pursuant to this Agreement shall be deemed representations and warranties of such Joint Obligor under this Agreement. Notwithstanding the foregoing, this Agreement and any other Finance Documents embody the entire agreement and understanding between the Lenders and the Joint Obligors and supersede all prior agreements and understandings relating to the subject matter hereof.

Section 8.05 Authorizations and Majorities.

Each one of the Lenders shall have an individual and independent legal relationship with the Joint Obligors, and therefore their rights and obligations under this Agreement shall be independent. The rights may be exercised by each Lender with full autonomy and independence from the rights whose exercise falls to another Lender, except as otherwise provided in this Agreement. Notwithstanding the foregoing, any modification, decision or authorization related to this Agreement must be adopted in writing by the Required Lenders unless:

(i)	Involves a decision to declare the early maturity of the Obligations upon the occurrence of any of the Events of Default provided in Section 6.01(i), Section 6.01(xiii) and Section 6. 01(xiv) of this Agreement for which it shall not be necessary to have the favorable agreement of the Required Lenders and any Lender may individually proceed to give notice of the declaration of early maturity of the obligations owed to the respective Lender, to the Joint Obligors at any time after the occurrence of such event;

(ii)	Involve a waiver or amendment of any provision set forth in ARTICLE IV without the written consent of each Lender (or a waiver or amendment of any other provision of this Agreement that has the effect of waiving or amending any condition set forth in such ARTICLE IV);

(iii)	Involve an extension or increase in the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 6.02) without the prior written consent of such Lender; or

(iv)	Involve a reduction in the principal or interest rate set forth in this Agreement, or in any fees or other amounts payable under this Agreement and any other Finance Document without the prior written consent of each Lender directly affected by such occurrence; or

(v)	Involve any decision with respect to the term, form or conditions of payment of the Loan, including, without limitation, any modification of: (a) the date for the payment of any obligation under the Loan, including the dates provided in Schedule 2. 04(i) - Amortization Schedule of this Agreement; (b) the currency of the Loan; (c) the amount of the Loan; (d) the average life of the Loan; or (e) the amortization ratios and other terms provided for in Schedule 2.04(i) - Amortization Schedule of this Agreement; without the written consent of each Lender; or

(vi)	Involve a change to any provision of this Section or the definition of “Required Lenders” or any other provision of this Agreement setting forth the number or percentage of Required Lenders to amend, waive or otherwise modify any rights under this Agreement or make any determination or grant any consent under this Agreement, without the written consent of each Lender; or

(vii)	Involve the release of any Guarantor from its obligations in connection with the Guaranties, or amend any provision of ARTICLE VII, without the prior written consent of each Lender; or

(viii)	Involve any decision having the purpose or effect of approving the modification, elimination or waiver of the conditions or obligations in connection with the making of Restricted Payments pursuant to Section 5.02(x) of this Agreement, without the written consent of each Lender;

(ix)	Involve the accession or release of any Subsidiary Guarantor, pursuant to the procedures set forth under Section 5.01(xi), without the prior written consent of each Lender; or

(x)	Involve any decision having the purpose or effect of authorizing and/or approving the assignment of this Agreement or any Finance Document by the Joint Obligors, without the prior written consent of each Lender; or

(xi)	Involve any decision having the purpose or effect of approving the waiver or modification of the Events of Default relating to the Anti-Corruption Laws and Anti-Money Laundering Laws, including the provisions set forth in Section 6.01(xiii) of this Agreement, without the prior written consent of each Lender; or

(xii)	Involve any decision that has the purpose or effect of approving the waiver or modification of the Events of Default relating to Environmental, Social, Occupational Health and Safety Laws, without the prior written consent of each Lender; or

(xiii)	Involve any decision that has the purpose or effect of approving: (a) the non-payment of mandatory prepayments, where applicable pursuant to Section 2.06 of this Agreement; (b) the modification of the conditions for the making of any prepayment, in accordance with the terms provided in this Agreement; or (c) the modification of any provision contained in Section 2.06 of this Agreement;

(xiv)	Impose any obligation on any Lender without the prior written consent of such Lender.

Section 8.06 Accounting Terms.

All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with IFRS. Except as otherwise specifically provided herein, (i) all computations made pursuant to this Agreement shall be made in accordance with IFRS, and (ii) all financial statements shall be prepared in accordance with IFRS. For purposes of determining compliance with this Agreement (including Section 5.01, Section 5.02, the definition of “Indebtedness” and any Incorporated Provision), any election by any Joint Obligor or any Subsidiary to measure any financial liability using fair value (as permitted by Financial Accounting Standards Board Accounting Standards Codification Topic No. 825-10-25 – Fair Value Option, IFRS 9 – Financial Instruments, or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

Section 8.07 Modifications.

This Agreement may only be modified by means of a written document signed by an officer duly authorized to act on behalf of each of the Parties. In addition, each of the Finance Documents may be amended by a written document signed by a duly authorized officer of all Persons party to such Finance Document, in any event, upon the express authorization of the Lenders.

Section 8.08 Assignments; Transfers; Participations.

(i) None of the Joint Obligors may assign its rights or delegate its obligations under this Agreement or any of the Finance Documents, except with the prior written consent of the Lenders.

(ii) The Lenders may at any time assign, sell or otherwise transfer, even prior to the maturity of the Loan, in whole or in part, any of their rights or obligations, without the Loan being deemed novated or terminated as to the portion assigned, sold or transferred, without requiring the consent of the Joint Obligors, provided that such assignment or transfer is made to an Eligible Assignee.

(iii) The Lenders may at any time, even prior to the maturity of the Loan, effect a transfer of the Lenders’ interests in the Loan, and without the Loan being deemed novated or terminated as to the portion transferred, without requiring the consent of the Joint Obligors.

As a consequence of the assignment, sale or transfer referred to in this Section, (a) an exchange of Promissory Notes shall be made in terms of Section 2. 02(iv); as well as (b) the new Lender shall be deemed adhered to this Agreement and the other Finance Documents, in the rights granted in favor of the Lender according to the portion of its credit, which shall be notified to the Joint Obligors through a written communication sent by the Lender within 3 Business Days following the completion of the respective assignment, sale or transfer.

The assignment, sale or transfer referred to herein shall not constitute any novation of the Loan or the Lender’s rights under this Agreement and the other Finance Documents.

All assignments (partial or total) of the Loan shall be made by execution of an assignment agreement between the assigning Lender and the Eligible Assignee, substantially in the form attached hereto as Exhibit 8.08(iii) - Form of Conditional Assignment Agreement to this Agreement, a copy of which shall be delivered to the Joint Obligors. The costs of the assignment of the Loan shall be borne between assignor and assignee and not by the Joint Obligors.

Section 8.09 Act of God and Force Majeure.

The Joint Obligors undertake to comply with their payment obligations, even in the presence of acts of God or force majeure. In the case of other obligations under the Finance Documents, the Joint Obligors may negotiate the special conditions applicable to the performance of such obligations, which conditions shall be in force only for the time that the act of God or force majeure continues, or the time strictly necessary for the Joint Obligors to perform the acts that allow them to fulfill their obligations, in the manner and terms set forth in this Agreement and other Finance Documents.

Section 8.10 Waivers.

(i) No delay or failure to exercise any right, power or remedy under this Agreement shall prejudice or be construed as a waiver of the rights, powers or remedies of the Lenders. The rights and remedies provided in this Agreement are cumulative and are not exclusive of any other rights and remedies in favor of the Lenders, including those under Applicable Laws.

(ii) Any modification, consent or waiver in connection with the performance of the obligations set forth under this Agreement will generate a waiver fee equal to 0.5% of the principal amount of the Loan owed to such date, which shall be paid by the Joint Obligors as a condition precedent to the granting of such waiver by the Lenders and, in any event, within 15 days following the corresponding waiver request. The payment of the waiver fee shall be made pro rata of each Lender’s portion of the outstanding principal balance of the Loan.

Section 8.11 Indemnity.

The Joint Obligors hereby agree to indemnify the Lenders and their respective Affiliates, Subsidiaries, shareholders, officers, officers, legal counsel, agents and employees (each an “Indemnified Party”), and to hold them harmless with respect to: (a) any claim, loss, damage, cost or expense, including reasonable and documented expenses of legal counsel, resulting from: (i) any breach by such Guarantor, any other Guarantor or the Borrower, of any warranty, covenant, term or condition, or any breach of this Agreement, any other Finance Document or any other instrument referred to in or under this Agreement, together with all expenses resulting from the compromise or defense of any claim or liability arising as a result of such breach, (ii) any legal action brought to contest the validity or enforceability of this Agreement, any other Finance Document or any other instrument referred to in or on this Agreement; and (iii) the enforcement or defense or the determination of whether to enforce or defend) the provisions of ARTICLE VII; (b)(i) any and all wire transfer fees that any bank or other financial institution deducts from any payment under this Agreement or otherwise charges to any Lender, (ii) any and all wire transfer fees that any bank or other financial institution deducts from any payment under this Agreement to such Lender, or otherwise charges to a Lender with respect to this Agreement, and (iii) any judgment, liability, claim, order, decree, fine, penalty, penalty, cost, commission, expense (including reasonable attorneys’ fees and expenses) or obligation resulting from the consummation of the transactions contemplated by this Agreement, including the Lender’s use of the proceeds of the Loan, except for all of the preceding subparagraphs and numerals, if there has been: (1) bad faith of such Lender, fraud, gross negligence or willful misconduct, as determined by a judgment of last resort of a competent judge, or (2) the material breach by such Lender of its obligations under this Agreement, solely as between the Lenders.

The obligations of the Joint Obligors under this Section shall remain in force even after the termination of this Agreement and until the expiration of the statute of limitations in accordance with Applicable Laws.

Section 8.12 Confidentiality.

The Lenders shall not disclose Confidential Information to any Person without the prior consent of the Joint Obligors, except: (i) to the Lender’s Affiliates and/or their authorized officers, directors, employees, agents, agents, financial or legal advisors and their current or potential assignees and participants, and only on a similarly confidential basis to them; or (ii) as required under Applicable Laws or by order of competent Governmental Authority; or (iii) is disclosed in connection with an enforcement proceeding (judicial or otherwise), collection or direct payment arising from an Event of Default or an insolvency proceeding. If so requested in writing to any of the Joint Obligors, the Lenders shall inform them of the identity of the financial or legal advisors and their assignees and current or potential participants to whom they have provided Confidential Information, so that the Joint Obligors may exercise any rights on the occasion of any breach by such Persons of the confidentiality obligations set forth in this Section.

For purposes of this Section, “Confidential Information” means all information and materials that are not public, confidential or proprietary and that the Joint Obligors or the Lenders (as applicable, the “Disclosing Party”) may provide to the other Party (in each case, the “Receiving Party”) prior to, on or as of the Execution Date, including, but not limited to, those portions or portions of written memoranda, notes, analyses, reports, compilations, or studies, containing or reflecting such information received and prepared by the Receiving Party or its Authorized Officers in connection with the information of the Permitted Holders, the Joint Obligors or the Loan. Notwithstanding the foregoing, Confidential Information shall not be understood as that which: (i) was in the possession of the Receiving Party prior to the date on which it was disclosed by the Disclosing Party or its Authorized Officers; (ii) is or becomes available to the public as a result of a situation other than the disclosure of such information by the Receiving Party; (iii) is found or becomes available to the Receiving Party by a third Person with respect to whom the Receiving Party is not known to be in breach of any legal or contractual obligation requiring it not to disclose such information; or (iv) is independently prepared or developed by the Receiving Party, without having made use of the Confidential Information received under this Agreement.

No Joint Obligor shall be required to disclose the following information pursuant to Section 5.01(i)(c)(1)(x), Section 5.01(i) or Section 5.01(iii):

(i) Information that such Joint Obligor determines after consultation with counsel acceptable to the Lenders that, notwithstanding the confidentiality requirements of this Section 8.12, the respective Joint Obligor would be prohibited from disclosing by Applicable Law and regulation if not disclosed to the public;

(ii) Information that, notwithstanding the confidentiality requirements provided in this Section 8.12, such Joint Obligor would be prohibited from disclosing to the public pursuant to the terms of a confidentiality obligation contained in any agreement with any unaffiliated company, which binds such Joint Obligor and which is not entered into as a result of this paragraph (ii), provided that such Joint Obligor shall use commercially reasonable efforts to obtain the consent of the party in whose favor the confidentiality obligation is constituted to permit disclosure of the relevant information and, provided that such Joint Obligor shall have received a written opinion of counsel acceptable to the Lender confirming that disclosure of such information, without the consent of such other contracting party, would constitute a breach of such agreement; or

(iii) In the event of disclosure of any information to any competitor or potential competitor of the Group, any information that: (a) constitutes non-financial trade secrets or non-financial proprietary information; or (b) is subject to attorney-client or similar privilege or constitutes attorney work product.

Promptly after determining that a Joint Obligor is not authorized to disclose any information as a result of the limitations described in this Section 8.12, such Joint Obligor shall provide to each Lender an Officer’s Certificate, generally describing the requested information that such Joint Obligor is prohibited from disclosing pursuant to this Section and the circumstances under which such Joint Obligor is not authorized to disclose such information, evidence of commercial efforts reasonably made pursuant to subsection (ii) (if applicable), and the communications in which the relevant party refuses to disclose the confidential information (if applicable). Promptly upon the request of any Lender, the relevant Joint Obligor shall deliver to the respective Lender a written opinion of counsel acceptable to such Lender setting forth such Joint Obligor’s limitation on disclosure of certain information as described in this Section 8.12 of this Agreement.

Section 8.13 Loan Reports.

The Joint Obligors, as holders of information, acting freely and voluntarily, expressly and irrevocably authorize the Lenders or whoever represents their rights, to consult, request, supply, report, process and disclose all the information that refers to the credit and financial behavior of the Joint Obligors to Datacrédito or to any other public or private entity, national, foreign or multilateral entity that administers or manages databases, under the same or similar premises as those in Colombia, or to any financial entity in Colombia, or abroad or of a multilateral nature, or to whoever represents their rights. The Joint Obligors know and accept that the scope of this authorization implies that the data referring to the compliance or noncompliance of their obligations in relation to the Finance Documents will be reflected in the aforementioned databases, with the purpose of providing sufficient and adequate information to the market on the status of their financial and credit obligations. Consequently, those who are affiliated and/or have access to Datacrédito or to any other public or private entity that administers or manages databases may know this information, in accordance with the Applicable Laws. The information may also be used for statistical purposes. The rights and obligations of the Joint Obligors, as well as the permanence of their information in the databases correspond to what is determined by the Applicable Laws. In the event that, in the future, the party authorized in this Agreement carries out, in favor of a third party, a portfolio sale or an assignment in any way of the obligations of the Joint Obligors, the effects of this authorization shall be extended to the latter under the same terms and conditions. Likewise, the Joint Obligors authorize the corresponding information center, in its capacity as operator, to make the information available to other national or foreign operators, under the terms established by the Applicable Laws, as long as its purpose is similar to the one established herein.

Likewise, and notwithstanding any provision to the contrary in this Agreement, the Finance Documents recognize and the Parties agree the right of the Lenders to publish by any means, information related to lawsuits, claims and proceedings initiated by the Lenders through judicial, administrative, arbitration, contentious or any other analogous means to exercise or demand their rights under the Finance Documents, as well as the compliance or noncompliance of the obligations derived from the Finance Documents by the Joint Obligors.

Each Joint Obligor hereby authorizes the Lenders to disclose, during the term of this Agreement, the information derived from the transactions referred to in the Finance Documents, to the extent required by Applicable Laws, to (i) the regulatory authorities of the Lender; and (ii) the Colombian Central Bank.

Section 8.14 Addresses. Notices.

For purposes of this Agreement, each of the Parties designates the following as its domicile:

Borrower

Address:	CL 80 No 78 B – 201, Barranquilla, Atlántico
Attn:	Mario Alberto López Leon
Tel.:	315 749 5787
Email:	malopez@procaps.com.co

Bancolombia

Address:	Calle 1 A # 24-16 Torre Bancolombia Caribe
Attn:	Diana Carolina Santacoloma
Tel.:	317 669 9946
Email:	dsantaco@bancolombia.com.co

Davivienda

Address:	Carrera 53 #106-280 Floor 10 CE Buenavista Barranquilla – Atlántico, Colombia
Attn:	Nazly Bendeck Gómez
Tel.:	57 1 3300000
Email:	nbendekg@davivienda.com

All notices and notifications to be given under this Agreement shall be in writing and shall take effect at the time the same are delivered to the addressee and, in the case of facsimile notifications, at the time the same are transmitted and confirmation of transmission is obtained.

As long as a change of address is not notified in writing to the other Parties at least 5 Business Days in advance, the notices, notifications and other judicial and extrajudicial proceedings to be made at the addresses indicated shall be fully effective.

Section 8.15 Severability.

To the full extent permitted by law, any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 8.16 Entire Agreement.

The Parties agree that this Agreement, together with the other Finance Documents, constitutes the entire agreement between them and supersedes all prior oral and written agreements and understandings between the parties with respect to the subject matter of this Agreement and the other Finance Documents.

Section 8.17 Schedules; Headings; Clause Headings.

The Parties acknowledge and agree that the Schedules referred to in this Agreement form an integral part of this Agreement.

Section 8.18 Enforceable Title.

This Agreement constitutes an enforceable title (título ejecutivo) in accordance with the Applicable Laws of Colombia.

Section 8.19 Governing Law and Jurisdiction.

This Agreement shall be governed by, construed and enforced in accordance with the Applicable Laws of Colombia. Any dispute arising from the interpretation or execution of this Agreement shall be subject to the jurisdiction of the judges of Colombia. The Parties expressly and irrevocably waive any other jurisdiction that, by reason of their present or future domicile, or for any other reason, may correspond to them.

Section 8.20 Term.

This Agreement shall become effective as of the Execution Date and shall remain in effect until all amounts payable under or arising from the Finance Documents have been paid in full, and to the satisfaction of the Lender.

[signature pages follows]

IN WITNESS WHEREOF, each of the Parties, acting through their duly authorized representatives, hereby execute this Agreement.

PROCAPS S.A., as Borrower,

By:	/s/ Carlos Alberto Piocuda Russo
Name:	Carlos Alberto Piocuda Russo
Title:	Special Attorney

PROCAPS GROUP, S.A., as Guarantor,

By:	/s/ Carlos Alberto Piocuda Russo
Name:	Carlos Alberto Piocuda Russo
Title:	Special Attorney

C.I. PROCAPS S.A., as Guarantor,

By:	/s/ Carlos Alberto Piocuda Russo
Name:	Carlos Alberto Piocuda Russo
Title:	Special Attorney

DIABETRICS HEALTHCARE S.A.S., as Guarantor,

By:	/s/ Carlos Alberto Piocuda Russo
Name:	Carlos Alberto Piocuda Russo
Title:	Special Attorney

PROCAPS, S.A. de C.V., as Guarantor,

By:	/s/ Francisco Javier Picart Laurenz
Name:	Francisco Javier Picart Laurenz
Title:	General Manager

FUNTRITION S.A.S., as Guarantor,

By:	/s/ Carlos Alberto Piocuda Russo
Name:	Carlos Alberto Piocuda Russo
Title:	Special Attorney

IN WITNESS WHEREOF, each of the Parties, acting through their duly authorized representatives, hereby execute this Agreement.

BANCOLOMBIA S.A., as Lender,

By:	/s/ Rafael Augusto Martínez Padilla
Name:	Rafael Augusto Martínez Padilla
Title:	Legal Representative

IN WITNESS WHEREOF, each of the Parties, acting through their duly authorized representatives, hereby execute this Agreement.

BANCO DAVIVIENDA S.A., as Lender,

By:	/s/ Rodrigo Arango
Name:	Rodrigo Arango
Title:	VP Commercial

SCHEDULE 1

(A) Defined Terms.

“Additional Subsidiary Guarantor” means a Subsidiary that has executed and delivered a Subsidiary Guarantor Joinder Agreement, so long as such Subsidiary has not been discharged and released from its obligations under this Agreement.

“Affiliate” means, at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and, with respect to any Joint Obligor, shall include (i) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting interests or Equity Interests in such Joint Obligor or any of its Subsidiaries, and (ii) any Person in which the Joint Obligors and their respective Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting interests or Equity Interests. Unless the context expressly requires otherwise expressly requires otherwise, any reference to an “Affiliate” is a reference to an Affiliate of any Joint Obligor.

“Anti-Corruption Laws and Anti-Money Laundering Laws” means all Applicable Laws related to any particular Person, at any time in relation to corruption, money laundering and the financing of terrorism, including, but not limited to, (i) the provisions of the Foreign Corrupt Practices Act of 1977 of the United States of America, as well as any other provisions amending or supplementing it; (ii) the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 of the United States of America, as well as any other provisions amending or supplementing it; (iii) the Sanctions, embargoes, regulations and measures of an economic or financial nature administered by OFAC and the United Nations Security Council; (iv) the provisions of the Colombian regulatory framework including the Colombian Criminal Code relating to the punishable conducts of corruption, bribery, money laundering and the financing of terrorism and their source crimes, including Law 1474 of 2011, Law 1762 of 2015, and Law 1778 of 2016 of Colombia; (v) the provisions of the Colombian regulatory framework for fiscal and disciplinary responsibility; (vi) Applicable Laws on unfair competition such as Law 155 of 1959 to the extent that it contains provisions related to bribery or corruption, money laundering and the financing of terrorism; (vii) Applicable Laws regarding collective rights such as Law 472 of 1998 to the extent that it contains provisions related to bribery or corruption, money laundering and financing of terrorism, as well as those that add, modify or substitute them; and (viii) the standards established by the Basel Committee on Banking Supervision (as applied in Colombia) with respect to provisions related to bribery or corruption, money laundering and financing of terrorism.

“Applicable Laws” means, with respect to any Person, any law, treaty, regulation, rule, ordinance, statute, decree, ordinance, agreement, concept, circular, or any judicial or arbitral order, order, or ruling, issued by a Governmental Authority and applicable to such Person or its assets.

“Availability Period” means the period commencing on the Execution Date and ending 60 days from the Execution Date.

“Bancolombia” means Bancolombia S.A., as defined in the recitals of this Agreement.

“Blocked Person” means any Person: (i) included on any Sanctions List; (ii) that is regularly resides in, or is incorporated, owned or controlled by, or acts for the account of, a Person that is regularly resident in, or incorporated under the laws of, a country or territory subject to the Sanctions Regime (including, without limitation, North Korea, Cuba, Iran, Syria, Sudan and the geographic territory of the Crimea region of Ukraine); (iii) that is otherwise subject to sanctions applied under the Sanctions Regime or its Subsidiaries or its operations; or (iv) whose owner, proprietor, shareholder or beneficiary is otherwise subject to sanctions applied under the Sanctions Regime or its Subsidiaries or its operations; or (iv) whose direct or indirect owner, proprietor, shareholder or beneficial owner is, or is controlled by, any Person described in (i), (ii) or (iii) above.

“Borrower” has the meaning assigned to such term in the recitals of this Agreement.

“Business Day” means any day other than a Saturday or Sunday, or a day on which commercial banks are required or authorized to be closed in Bogotá D.C., Colombia.

“Change in Applicable Law” means the occurrence of any of the following events on or after the Execution Date: (i) the entry into force or adoption of a law, decree, resolution or treaty; (ii) the change in the administration, interpretation and/or application of the foregoing by any Governmental Authority; (iii) the entry into force or mandatory adoption of requirements, guidance, resolutions or guidelines promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any of its successors) or any Governmental Authority of Colombia, Luxembourg and/or El Salvador, in connection with the Basel III Accords; (iv) any amendment to a law, decree, resolution or regulation, whether in interpretation or application thereof, by a Governmental Authority; or (v) the issuance of any requirement, circular, decision or directive (whether or not having the force of law) by a Governmental Authority.

“Change of Control” means any Person (or any group of Persons acting together) other than the Permitted Holders (i) owning, directly or indirectly, more than 50% of the Equity Interests in any of the Joint Obligors, (ii) owning, directly or indirectly, more than 50% of the voting Equity Interests in any of the Joint Obligors entitled to vote at a general meeting of its shareholders or its equivalent body, (iii) being entitled, directly or indirectly, whether through ownership of Equity Interests, contract or otherwise, to elect a majority of the board of directors or equivalent governing body of any of the Joint Obligors and/or (iv) being entitled, directly or indirectly, whether through ownership of Equity Interests, contract or otherwise, to direct or cause the direction of the management and policies of any of the Joint Obligors.

“C.I. Procaps” has the meaning assigned to such term in the recitals of this Agreement.

“Colombia” means the Republic of Colombia (República de Colombia).

“Colombian Promissory Notes” has the meaning assigned to such term in Section 2.02(iv)(a) of this Agreement.

“Commitment” means, in respect of any Lender, the joint and not several obligation of each Lender to make the Disbursement as provided in this Agreement in the amounts set forth with respect to each lender in Schedule 2.01 – Commitments attached hereto.

“Compliance Program” means the set of tools, policies and procedures adopted, documented and implemented to prevent and mitigate the risks of corruption, money laundering and financing of terrorism, which must contain at least: (i) an adequate control architecture, (ii) a methodology for identifying and assessing risks, (iii) a code of ethics that among others contains a policy for relations with Government Officials and Government Authorities, (iv) a manual for managing the risk of money laundering and financing of terrorism, (v) an anti-corruption policy that among others includes provisions related to contracting and payments to suppliers and subcontractors, (vi) mechanisms and controls to enforce the provisions of the policies and procedures, (vii) a mechanism for the receipt and investigation of complaints and whistleblower protection, (viii) a sanctions procedure, (ix) periodic compliance training programs, and (x) a budget and sufficient personnel for the execution of the compliance function.

“Confidential Information” has the meaning assigned to such term in Section 8.12 of this Agreement.

“Consolidated EBITDA” means, for any period of determination, in connection with the Parent Guarantor and its Subsidiaries, the Consolidated Operating Income for such period plus (i) depreciation, plus (ii) amortization, plus (iii) provisions, less (iv) portfolio of accounts receivable write-offs, in each case determined on a consolidated basis in accordance with IFRS and, in the case of any determination for a Relevant Period, as set forth in the consolidated financial statements of the Parent Guarantor for such period delivered to the Lenders in accordance with Section 5.01(i)(a) or 5.01(i) (b); provided that (x) the earnings before interest, taxes, depreciation, amortization and provisions, net of receivables write-offs, of any Person acquired by the Parent Guarantor and its Subsidiaries during such period will be included pro forma for such period (as if the consummation of such acquisition and the assumption of any Indebtedness in connection with such acquisition occurred on the first day of such period), (y) extraordinary or nonrecurring costs and expenses recorded or recognized by any Joint Obligor during such period will be included as a deduction, provided that solely with respect to the consolidated financial statements of the Parent Guarantor delivered to the Lenders in accordance with Section 5.01(i)(b) as of that date, (A) all such costs and expenses shall be identified in detail in the Officer’s Certificate delivered with respect to such period pursuant to Section 5.01(ii) and the Group’s auditors shall have confirmed that such costs and expenses are consistent with the amount of expenses that have been reported in the consolidated financial statements for such period and (B) the aggregate deductions for any period shall not exceed the amount equal to 15% of Consolidated EBITDA for such period prior to making adjustment for any such expenses or charges, and (z) the portion of Consolidated EBITDA of any Person or line of business sold or in any way disposed of by the Parent Guarantor and its Subsidiaries (insofar as it is permitted under this Agreement) during such period will be excluded (as if the consummation of such acquisition and the repayment of such Indebtedness in relation to such acquisition occurred on the first day of such period).

“Consolidated Interest Expense” means, for any period of determination, the consolidated interest expense with respect to Indebtedness (including amortizations of any discount on any Indebtedness) of the Parent Guarantor and its Subsidiaries for that period, in each case determined on a consolidated basis in accordance with IFRS; provided that (i) the Consolidated Interest Expense of any Person acquired by the Parent Guarantor and its Subsidiaries during such period will be included pro forma for such period (as if the consummation of such acquisition and the assumption of any Indebtedness in connection with such acquisition occurred on the first day of such period) and (ii) the Consolidated Interest Expense of any Person or line of business sold or in any way disposed of by the Parent Guarantor and its Subsidiaries (insofar as it is permitted under this Agreement) during such period will be excluded (as if the consummation of such acquisition and the repayment of such Indebtedness in relation to such acquisition occurred on the first day of such period). For purposes of the foregoing, Consolidated Interest Expense shall be determined after giving effect to any net payments made or received by the Parent Guarantor or any of its Subsidiaries during the relevant period with respect to interest rate or currency Swap Contracts relating to Indebtedness for borrowed money.

“Consolidated Operation Income” means, for any period of determination, the income from sales and services of the Parent Guarantor and its Subsidiaries less (i) sales and production costs, less (ii) sales operations expenses, less (iii) administrative operating expenses, in each case determined on a consolidated basis in accordance with IFRS and, in the case of any determination for a Relevant Period, as set forth in the consolidated financial statements of the Parent Guarantor for such period, delivered to the Lenders in accordance with Section 5.01(i)(a) or 5.01(i)(b)

“Consolidated Total Indebtedness” means, as of any date of determination, the aggregate Indebtedness of the Parent Guarantor and its Subsidiaries, determined on a consolidated basis in accordance with IFRS as of such date and, in the case of any determination as of a Determination Date, as set forth on the consolidated balance sheet of the Parent Guarantor as of such date delivered to the Lenders in accordance with Section 5.01(i)(a) or 5.01(i)(b).

“Consolidated Total Assets” means, as of any date of determination, the total assets of the Parent Guarantor and its Subsidiaries that would be shown as assets on a consolidated balance sheet of the Parent Guarantor and its Subsidiaries prepared in accordance with IFRS as of such date.

“Controlled Entity” means (a) the Borrower, any of the Subsidiaries of the Borrower, and any of their or the Borrower’s respective Controlled Affiliates, (b) the Parent Guarantor, any of the Subsidiaries of the Parent Guarantor, and any of their or the Parent Guarantor’s respective Controlled Affiliates, and (c) if the Parent Guarantor has a parent company, such parent company and its Controlled Affiliates.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlled” and “Controlling” shall have meanings correlative to the foregoing.

“Controlling Shareholders” means (i) any Person that individually or jointly and directly or indirectly has Control over any of the Joint Obligors; (ii) the partners or shareholders with a direct participation greater than 5% of the capital stock of any of the Joint Obligors; and (iii) the partners or shareholders with an indirect participation greater than 5% of the capital stock of any of the Joint Obligors (excluding in any case any participation through a stock exchange).

“COP$” or “Pesos” means lawful currency of Colombia.

“Corrective Action Plan” means a plan (as the same may be revised from time to time based on partial compliance with any corrective action contained therein and/or the gathering of additional information), prepared by the Borrower and which is in form and content satisfactory to the Lenders, as confirmed in writing by the Lenders, to correct a breach of any of the obligations set forth in Section 5.01(xvii) (Environmental Claims) of this Agreement, or any Environmental, Social, Occupational Health and Safety Laws of any material aspect. The Corrective Action Plan shall include the following: (i) a brief description of the respective noncompliance, including, to the extent possible, its scope, magnitude, impact and its causes; (ii) the proposed actions to correct and remedy any damage and adverse consequences caused by such noncompliance; (iii) the assignment of responsibilities for implementing the corrective actions; (iv) a time schedule for the implementation of the corrective actions, including, if possible, the initiation date, completion date and major milestones; (v) an estimated cost of such corrective actions; and (vi) proposed actions to prevent similar noncompliance from occurring in the future.

“Covered Person” has the meaning assigned to such term in Section 8.03 of this Agreement.

“Davivienda” means Banco Davivienda S.A., as defined in the recitals of this Agreement.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means the maximum rate permitted by Applicable Laws.

“Determination Date” means the last day of a fiscal quarter of the Parent Guarantor.

“Directors” means the legal representative, liquidator, factor, board or council of director’s members and those who according to the bylaws or Applicable Law exercise or hold such functions.

“Disbursement” means the disbursement of the Loan to be made by the Lenders in favor of the Borrower under this Agreement on the Disbursement Date, whether by (i) transfer of funds; or (ii) novation of the Indebtedness to be Refinanced, as set forth in Schedule 2.02(vi)(a) - Novation Agreement of this Agreement.

“Disbursement Date” means the date on which the Disbursement is made in accordance with the provisions of this Agreement, it being understood that no Disbursements may be made after the expiration of the Availability Period.

“Disbursement Request” has the meaning assigned to such term in Section 2.02(i) of this Agreement.

“Disclosed Litigation” has the meaning assigned to such term in Section 5.01(i)(f) of this Agreement.

“Disclosing Party” has the meaning assigned to such term in Section 8.12 of this Agreement.

“Disclosure Documents” has the meaning assigned to such term in Section 3.01(iii) of this Agreement.

“Disposition” or “Dispose” means the sale, assignment, transfer, license, lease, conveyance or other disposition (including any sale of Financial Lease transaction) of any property by any Person (or the granting of any option or other right to do any of the foregoing), including any sale, assignment, transfer or other disposal, with or without recourse, of any receivable notes or accounts receivable or any rights and claims associated thereto.

“Dollars” or “USD$” means lawful currency of the United States of America.

“El Salvador” means the Republic of El Salvador (República de El Salvador).

“El Salvador Promissory Notes” has the meaning assigned to such term in Section 2.02(iv)(a) of this Agreement.

“Eligible Assignee” means (i) any Lender; (ii) any Affiliate of a Lender; (iii) any financial institution or debt fund incorporated under the laws of a member country of the European Union or the United States that has a rating of at least “BBB” issued by Fitch Ratings or the equivalent issued by an internationally recognized rating agency; (iv) any Colombian financial entity or debt fund with a rating of at least “AA+” issued by a rating agency authorized by the Colombian Financial Superintendency (Superintendencia Financiera de Colombia); or (v) any financial entity or debt fund with a rating of at least “BBB-” issued by Fitch Ratings or the equivalent issued by an internationally recognized rating agency, other than those provided for in (i), (ii) or (iii), provided that such financial entity or debt fund is not domiciled in a Non-Cooperating Jurisdiction; provided that, with respect to (iii), (iv) and (v), it is a Person that is not a direct competitor of the Borrower and is not a Vulture Fund. For purposes of the foregoing, a competing entity shall be deemed to be a Person whose corporate purpose or business is the manufacture, production, assembly, commercialization or intermediation of pharmaceutical products.

“Equity Interest” means any and all shares, interests, participations, quotas or other equivalents (however designated) of equity interest of a corporation, any and all ownership interests in a Person other than a corporation (including beneficial interests in a trust), any and all warrants or options to purchase any of the foregoing or any securities convertible into or exchangeable or exercisable for any of the foregoing.

“Event of Default” has the meaning assigned to such term in Section 6.01 of this Agreement.

“Environmental Claim” means any written notice of an investigation, claim, proceeding, administrative, regulatory, judicial action, suit, Lien, judgment, order or directive (conditional or otherwise), suspension order, or injunction by any other Person or Governmental Authority, in each case, arising under any Environmental, Social, Occupational Health and Safety Laws and alleging or asserting liability of such Person for investigation costs, cleanup costs, consultant fees, governmental response costs, damage to natural resources (including wetlands, wildlife, terrestrial and aquatic species and vegetation) and other property, personal injury, damage to the environment (including wetlands, fauna and flora), fines or penalties or any other damages based on or resulting from circumstances forming the basis of any violation, or alleged violation, of any Environmental, Social, Occupational Health and Safety Laws or any Authorization issued by any Governmental Authority or otherwise under any Environmental, Social, Occupational Health and Safety Laws.

“Environmental, Social, Occupational Health and Safety Laws” means, with respect to any Person, any Applicable Law relating to or relating to the protection and conservation of the environment or the use and exploitation of natural resources, human or animal health, workplace safety and occupational health as well as those regulating the use, disposal, storage, disposal and general handling or release into the environment of pollutants or Hazardous Materials, or relating to standards relating to environmental, social, occupational or health safety, including any modification or substitution thereof, storage, final disposal and in general the handling or release to the environment of pollutants or Hazardous Materials, or that refer to standards related to environmental, social, labor or health safety, including any modification or substitution thereof, applicable to such Person or its assets.

“Excess Payment” has the meaning assigned to such term in Section 2.17 of this Agreement.

“Excluded Taxes” means with respect to the Lenders or any other beneficiary of any payments to be made on behalf of the Joint Obligors under the Finance Documents; (i) Taxes imposed with respect to their income, gross income or net revenues and which have been established under the law applicable to the relevant Lender or beneficiary, as the case may be; (ii) Taxes on franchise or associated with the Person to whom the Tax is imposed upon located in a particular jurisdiction; (iii) Taxes on profits paid by branches; (iv) Other Related Taxes; and (v) the additional Tax imposed in respect of the assignment of this Agreement or any other Finance Document in favor of a Lender that is incorporated in, located in or operating from a Non-Cooperating Jurisdiction.

“Execution Date” means the date on which each of the Parties has executed this Agreement, in the event that the Parties enter into this Agreement on different dates, the Execution Date shall be the last of such dates.

“Fee Letters” means the fee letters to be executed between the Joint Obligors, Davivienda and Banca de Inversión Bancolombia S.A., as condition precedent for the Loan Disbursement, by which the fees payable by the Joint Obligors to the Lenders.

“Finance Documents” means this Agreement, the Promissory Notes, the Disbursement Request, the Fee Letters, the Notary Recognition, each Subsidiary Guarantor Joinder Agreement and any other document designated a “Finance Document” by the Parties.

“Financial Director” means, in connection with a Joint Obligor, the chief financial officer, principal accountant, treasurer or controller (or any other officer having a title or function similar to any of the foregoing) of such Joint Obligor.

“Financial Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with IFRS.

“First Interest Payment Date” means the date that corresponds to 3 months from the Disbursement Date.

“First Principal Payment Date” means the first Interest Payment Date that occurs after the date on which the Grace Period ends.

“Funtrition” has the meaning assigned to such term in the recitals of this Agreement.

“Governmental Authority” means:

(i) the government of:

(a) the United States of America, Colombia, Luxembourg, El Salvador or any state or other political subdivision of any thereof, or

(b) any other jurisdiction in which any Joint Obligor or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of any Joint Obligor or any Subsidiary, or

(ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Governmental Official” means (i) any government official or employee, employee of any government-owned or government-controlled entity, political party, any official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity; (ii) a Person who is, or within the previous 5 years has been, a public servant; and (iii) any Person who is considered politically exposed in accordance with the provisions of Articles 2.1.4.2.1. and subsequent of Decree 1081 of 2015.

“Grace Period” means the grace period for the payment of the principal of the Loan commencing on the Disbursement Date and ending on the First Interest Payment Date (including such date).

“Group” means the Parent Guarantor and its Subsidiaries.

“Guarantors” means, collectively, the Parent Guarantor and each Subsidiary Guarantor.

“Guaranty” means, with respect to any Person, any obligation (except the endorsement of negotiable instruments in the ordinary course of business for purposes of their deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other monetary obligation of any other Person in any manner, whether directly or indirectly, including obligations incurred through an agreement, contingent or otherwise, by such Person:

(i) to purchase such indebtedness or obligation or any property constituting security therefor;

(ii) to advance or supply funds (a) for the purchase or payment of such indebtedness or obligation, or (b) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(iii) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(iv) otherwise to protect the creditor of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other obligations of any obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor. The verbs “guaranty” and “guarantee” (aval) shall have correlative meanings to the foregoing.

“Guaranteed Obligations” has the meaning assigned to such term in Section 7.01(i) of this Agreement.

“Hazardous Materials” means any and all pollutants, toxic or hazardous wastes or other substances that might pose a hazard to health and safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage or filtration of which is or shall be restricted, prohibited or penalized by any applicable law, including asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances.

“IBR” means the reference banking indicator with a 3-month quotation term, published by the Colombian Central Bank to the general public through the technological platform it has available for such purpose or its Internet pages (currently on the web page http://www.banrep.gov.co/es/indicador-bancario-referencia-ibr/indicador-bancario-referencia-ibr) or by any other means of dissemination it deems pertinent, according to the schedules defined for such purpose in the Regulation of the Reference Banking Indicator (Indicador Bancario de Referencia) - IBR, or the rule that substitutes, modifies or complements it, corresponding to the Business Day prior to the beginning of a determined Interest Period. The IBR is equivalent to the reference short-term nominal interest rate denominated in Pesos that reflects the price at which banks are willing to offer or take 3-month funds in the money market. In the event of a change in the regulations regarding this definition or the denomination of the rate itself, such definition and/or denomination will be replaced by the one established by the new regulations and which reflects an equivalent indicator. In the event that such indicator (IBR or its equivalent) does not exist, the result of subtracting from (i) the average rate of deposit of term certificates of deposit for a term of 3 months certified by the Colombian Central Bank (or other competent Governmental Authority), the (ii) average difference of the 12 months immediately prior to the date on which the IBR (or its equivalent) has ceased to exist, between the rate of deposit of term certificates of deposit for a term of 3 months and the IBR, shall be taken as the basis. In any case, the IBR shall be calculated based on the IBR regulation in force and published from time to time by the Colombian Banking and Financial Entities Association - Asobancaria - (or instrument that modifies or adds to it from time to time).

“IFRS” means International Financial Reporting Standards, as in effect from time to time.

“Incorporated Provisions” has the meaning assigned to such term in Section 5.01(xiii)(a) of this Agreement.

“Incorporated Provision Termination Date” means, in respect of any Incorporated Provision, the day on which the Lenders receive an Officer’s Certificate satisfying the requirements of Section 5.01(ii) with respect to the next subsequent quarterly fiscal period of the Parent Guarantor following the quarterly fiscal period in which such Incorporated Provision is deleted or otherwise removed from all applicable Material Credit Facilities or all such Material Credit Facilities are terminated, as applicable.

“Increase in Costs” has the meaning assigned to such term in Section 2.13(i)(a) of this Agreement.

“Indebtedness” with respect to any Person means, at any time, without duplication,

(i) its liabilities for borrowed money and its redemption obligations in respect of mandatorily redeemable Preferred Stock;

(ii) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business);

(iii) all liabilities appearing on its balance sheet in accordance with IFRS in respect of Financial Leases;

(iv) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(v) all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money);

(vi) net payment obligations of such Person derived from factoring transactions;

(vii) all of such Person’s obligations to any landlord under any sale-leaseback that are classified as financial indebtedness in accordance with IFRS, with the exception of so-called operational leasing without the option of purchase or return of the property subject to such sale-leaseback;

(viii) all financial obligations of such Person related to the purchase price of assets, goods or services with a term greater than 360 days that are classified as financial indebtedness in accordance with IFRS;

(ix) the aggregate Swap Termination Value of all Swap Contracts of such Person; and

(x) any Guaranty of such Person with respect to liabilities of a type described in any of clauses (i) through (ix) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (i) through (x) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under IFRS.

“Indebtedness to be Refinanced” has the meaning assigned to such term in the considerations of this Agreement.

“Indemnified Party” has the meaning assigned to such term in Section 8.11 of this Agreement.

“Interests” has the meaning assigned to such term in Section 2.07 of this Agreement.

“Interest Rate” has the meaning assigned to such term in Section 2.07 of this Agreement.

“Interests Payment Date” means: (i) for the first interest payment on the Loan, the First Interest Payment Date; (ii) for the last interest payment on the Loan, the Maturity Date; and (iii) for the other Interest Payment Dates, each date occurring every three months as of the First Interest Payment Date up to the Maturity Date.

“Interests Period” means in relation to the Loan: (i) for the first Interest Period, the period from the Disbursement Date to the day immediately preceding the next Interest Payment Date; (ii) for the last Interest Period, the period from the Interest Payment Date preceding the Maturity Date to the Maturity Date; and (iii) for the other Interest Periods, the period from an Interest Payment Date to the day immediately preceding the next succeeding Interest Payment Date.

“Investment Plan” has the meaning assigned to such term in Section 2.06(i)(a) of this Agreement.

“Joint Obligors” means, collectively, the Borrower and each Guarantor.

“Judicial Notification Duty” means any duty of notice or similar amount payable in the jurisdiction of incorporation of any Joint Obligor, in respect of the filing of this Agreement or any other Finance Document or any other document relating thereto or the transactions contemplated thereby, in a judicial proceeding in such jurisdiction.

“Judicial Proceedings” means those processes related to acts of corruption, including (i) popular actions for violation of a collective right, or (ii) any claim made based on the violation of an Anti-Corruption Laws and Anti-Money Laundering Laws.

“Lenders” has the meaning assigned to such term in the recitals of this Agreement.

“Lenders Majority” means, at any time when under the Loan Agreement there are more than two Lenders, a plural number of at least two Lenders which jointly represent at least 50% of the outstanding Loan balance.

“Lien” means, with respect to any Person, any mortgage, lien, pledge, guaranty, secured transactions, garantía mobiliaria, caução, assignment for security purposes (including alienação fiduciária and cessão fiduciária), guarantee trust, easement, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Financial Lease, upon or with respect to any property or asset of such Person (including in the case of shares, shareholders agreements, voting trust agreements and all similar arrangements).

“Litigation Counsel” means Tamayo Jaramillo & Asociados.

“Loan” has the meaning assigned to such term in Section 2.01 of this Agreement.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Treaty Lender” means, the Lender that:

(i) Is considered a resident of a Luxembourg Treaty State for purposes of the Luxembourg Treaty;

(ii) Does not carry on an activity in Luxembourg through a permanent establishment to which the participation of such lender in the loan is effectively connected; and

(iii) Fulfills any other conditions to be met under the Luxembourg Treaty by residents of that Luxembourg Treaty State in order for such residents to obtain full exemption from taxation of interest payable to them in respect of an advance or under any Finance Document, subject to the satisfaction of any necessary procedural formalities.

“Luxembourg Treaty State” means a jurisdiction that has a double taxation agreement (the “Luxembourg Treaty”) with Luxembourg that provides for full exemption from Luxembourg taxation of interest.

“Material” means elements related to the business, operations, affairs, financial condition, assets, properties, or prospects of the Parent Guarantor and its Subsidiaries, taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Joint Obligors taken as a whole, (b) the ability of the Joint Obligors to perform their obligations under the Finance Documents to which they are a party taken as a whole, or (c) the validity or enforceability of any Finance Document or the rights and remedies any of the Lenders are purported to have under any Finance Document against the Joint Obligors taken as a whole.

“Material Credit Facility” means, as to the Parent Guarantor and its Subsidiaries, each present or future agreement creating or evidencing indebtedness for borrowed money entered into by the Parent Guarantor or any of its Subsidiaries, or in respect of which the Parent Guarantor or any of its Subsidiaries is an obligor or otherwise provides a guarantee or other credit support in a principal amount outstanding or available for borrowing equal to or greater than USD $25,000,000 (or the equivalent in other currencies).

“Material Property” means each of the manufacturing facilities of the Parent Guarantor and any of its Subsidiaries set forth on Schedule 5.02(v)(b) – Material Property and all of the Group’s intellectual property.

“Material Subsidiary” means, at any date, each of the Original Subsidiary Guarantors and each other Subsidiary of the Parent Guarantor (other than the Borrower):

(i) that guarantees or is liable at such date, whether as a borrower or an additional or co-borrower or otherwise, for or in respect of any Indebtedness under any Material Credit Facility;

(ii) whose total assets as of the most recent Determination Date (excluding assets constituting Equity Interests in other members of the Group), determined for such Subsidiary on an uncombined and unconsolidated basis, comprise 10% or more of Consolidated Total Assets as of such date (as reflected in the consolidated financial statements of the Parent Guarantor for such Determination Date delivered to the Lenders in accordance with Section 5.01(i)(a) or 5.01(i)(b)); or

(iii) whose portion of Consolidated EBITDA for the period of four consecutive fiscal quarters of the Parent Guarantor ending on the most recent Determination Date, determined for such Subsidiary on an uncombined and unconsolidated basis, comprises 10% or more of Consolidated EBITDA for such period (as reflected in the consolidated financial statements of the Parent Guarantor for such Determination Date delivered to the Lenders in accordance with Section 5.01(i)(a) or 5.01(i)(b)).

“Maturity Date” means the day which corresponds to 75 months after Disbursement Date.

“Most Favored Lender Notice” means, in respect of any More Favorable Provision, a written notice to each of the Lenders delivered no later than 5 Business Days after the inclusion of such More Favorable Provision in any Material Credit Facility (including by way of amendment or other modification of any existing provision thereof) from a Financial Director of the Borrower or the Parent Guarantor referring to the provisions and setting forth a reasonably detailed description of such More Favorable Provision (including any defined terms used therein) and related explanatory calculations, as applicable; provided that, in the case of any More Favorable Provision in effect on the Execution Date and described in such Officer’s Certificate, the Officer’s Certificate delivered pursuant to Section 4.01(vii)(a) shall be deemed to constitute a Most Favored Lender Notice with respect to each such More Favorable Provision.

“Most Favorable Provisions” has the meaning assigned to such term in Section 5.01(xiii) of this Agreement.

“Net Cash Resources” means the total cash resources received by a Person net of Taxes, charges, commissions, fees and other arm’s length costs and expenses attributable to the receipt of compensation of any nature.

“Non-Cooperating Jurisdiction” means those jurisdictions that qualify as non-cooperative, low or no taxation and preferential regime in accordance with the Applicable Law of each of the Joint Obligors.

“Notary Recognition” means the acknowledgment to be made by Procaps (El Salvador) of this Agreement and the obligations contained herein before a notary public in El Salvador.

“Note Purchase Agreement” means the note purchase and guarantee agreement, dated November 5, 2021, entered into by and among the Borrower, the Parent Guarantor, the Original Subsidiary Guarantors, and certain purchasers party to such note purchase and guarantee agreement.

“Notes” has the meaning assigned to such term in the Note Purchase Agreement.

“Novation Agreements” means the novation agreement to be celebrated between the Borrower and the Lenders, substantially in the terms of the form attached hereto as Schedule 2.02(vi)(a) – Novation Agreement.

“Obligations to be Novated” has the meaning assigned to such term in Section 2.02(viii)(a) of this Agreement.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Officer’s Certificate” means a certificate of a Financial Director or Responsible Officer (as applicable) of such Joint Obligor, or of any other officer of such Joint Obligor, whose responsibilities extend to the subject matter of such certificate.

“Original Subsidiary Guarantor” has the meaning assigned to such term in the first paragraph of this Agreement.

“Other Related Taxes” means, with respect to any Lender, Taxes imposed on it as a result of a present or past connection between such Lender and the jurisdiction imposing such Taxes, other than Taxes that may be imposed on it as a result of the execution, delivery and performance of the Finance Documents; the assumption of commitments in other transactions under any Finance Document; or the assignment by such Lender of participation in any Loan or Finance Document. execution of, delivery of, performance of obligations under, receipt of payments under, receipt or perfection of collateral under, or assignment of its interest in any Loan or Finance Document.

“Parent Guarantor” has the meaning assigned to such term in the first paragraph of this Agreement.

“Parent Guarantor Shareholder” means a Person that owns or holds, directly or indirectly, any voting rights or Equity Interest of the Parent Guarantor.

“Parties” means, collectively, the Joint Obligors and the Lenders as indicated in the appearance of this Agreement. In the event that any of the foregoing is considered individually, it shall be referred to as the “Party”.

“Permitted Holders” means Rubén Minski Gontovnik, Meyer Minski Gontovnik, José Minski Gontovnik and their respective lineal descendants and heirs, and any trust the sole beneficiaries of which are any of the foregoing persons.

“Permitted Jurisdiction” (i) the United States of America, (ii) Colombia, and (iii) any other country that on April 30, 2004 was a member of the European Union (other than Portugal, Spain, Italy or Greece).

“Permitted Reorganization” means (i) mergers between Subsidiary Guarantors, provided that if such merger involves Subsidiary Guarantors incorporated under the jurisdictions of Colombia or El Salvador, the entity resulting from such merger shall remain incorporated under the jurisdiction of Colombia or El Salvador respectively; (ii) spin-offs of Subsidiary Guarantors, provided that: (a) the spin-off company remains a Subsidiary Guarantor under the Finance Documents, (b) all companies resulting from the spin-off adhere to the Finance Documents as Subsidiary Guarantors through compliance with the procedure set forth in Section 5. 01(xi)(a) of this Agreement mutatis mutandis, (c) both the spin-off company and any company benefiting from the spin-off consolidate financial statements (either voluntarily or mandatorily) with the Joint Obligors, and (d) provided that if such spin-off involves a Subsidiary Guarantor incorporated under the jurisdictions of Colombia or El Salvador, the companies benefiting from the spin-off shall be incorporated under the jurisdiction of Colombia or El Salvador, as applicable; (iii) (a) change in the corporate nature of the Joint Obligors from S.A. to S.A.S.; (b) change of name of the Joint Obligors (excluding the Borrower); and (c) change of domicile of the Joint Obligors (excluding the Borrower), provided that the domicile remains in the country of domicile as of the Execution Date or the date on which such entity has executed the Joinder Agreement, as applicable; (iv) dissolution and liquidation of Rymco Medical S. A.S. (as long as it does not have any outstanding obligations with any of the Lenders) and the consequent Disposition of the assets of the company to third parties for the purpose of liquidating such company, as well as any action aimed at obtaining the liquidation or dissolution of Rymco Medical S.A.S. (as long as it does not have any outstanding obligations with any of the Lenders); and neither immediately prior to nor as a result of the respective Fundamental Transaction, a Default or Event of Default exists and is continuing.

“Person” means an individual, company, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

“Preferred Stock” means any class of capital stock of a Person that is preferred over any other class of capital stock (or similar Equity Interests) of such Person as to the payment of dividends or the payment of any amount in the event of liquidation or dissolution of such Person.

“Prepayment Fee” has the meaning assigned to such term in Section 2.01(ii) of this Agreement.

“Principal Payment Date” means: (i) for the first principal payment of the Loan, the First Principal Payment Date; (ii) for the last principal payment of the Loan, the Maturity Date; and (iii) for the other Principal Payment Dates, each date occurring every three months as of the First Principal Payment Date up to the Principal Payment Date immediately preceding the Maturity Date.

“Promissory Notes” has the meaning assigned to such term in Section 2.02(iv)(a) of this Agreement.

“Property” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, complete or incomplete.

“RCS” has the meaning assigned to such term in Section 3.01(viii)(b) of this Agreement.

“Receiving Party” has the meaning assigned to such term in Section 8.12 of this Agreement.

“Related Party” means, with respect to any Person, such Person’s Affiliates and the shareholders, directors, officers, employees, agents, trustees and advisors of such Person and of such Person’s Affiliates and, if such Person is an individual, the spouses, siblings, children, grandchildren, nieces, nephews and other lineal descendants, estates and heirs, or any trust or other investment vehicle for the primary benefit of any such Person or their respective spouses, siblings, children, grandchildren, nieces, nephews and other lineal descendants, estates or heirs.

“Relevant Period” means a period of twelve consecutive months ending on a Determination Date.

“Relevant Provision” means (i) any information reporting requirement, affirmative or negative covenant or undertaking or any event of default that exists in the Note Purchase Agreement (as such facility is amended, amended and restated, refinanced or replaced), as in effect and (ii) any covenant (whether set forth as a covenant, undertaking, Event of Default, restriction, prepayment event or other such provision) that requires the Parent Guarantor (or the Parent Guarantor and its Subsidiaries) or the Borrower (or the Borrower and its Subsidiaries) to achieve or maintain a stated level of financial condition or performance and includes, without limitation, any requirement that such Persons:

(a) maintain a specified level of net worth, shareholders’ equity, total assets, cash flow or net income;

(b) maintain any relationship of any component of its capital structure to any other component thereof (including without limitation, the relationship of indebtedness, senior indebtedness or subordinated indebtedness to total capitalization or to net worth);

(c) maintain any measure of its ability to service its indebtedness (including exceeding any specified ratio of revenues, cash flow or net income to indebtedness, interest expense, rental expense, capital expenditures and/or scheduled payments of indebtedness); or

(d) not exceed any maximum level of indebtedness, priority indebtedness, liens, claims, liabilities or other obligations, whether crystallized or contingent.

Provided, however, that for the sake of clarity, an agreement to pay a premium make-whole or similar shall not be considered a Relevant Provision, to the extent that such agreement is deemed not consistent with the nature of this Agreement.

“Reorganization” means a merger, spin-off, consolidation, reorganization (including the incorporation of new Subsidiaries or change of the legal form of Subsidiaries existing as of the date hereof), liquidation, closure, winding up or other corporate restructuring, or any other transaction of substantively similar effect.

“Responsible Officer” means, in connection with a Joint Obligor, any Financial Director of such Joint Obligor and any other officer or representative of such Joint Obligor responsible for the administration of the relevant portion of this Agreement and who is duly authorized to act under such Joint Obligor’s organizational documents and applicable law.

“Restricted Payments” means (i) any dividend, charge, fee, remuneration or other distribution (or interest on any unpaid dividend, charge, fee, remuneration or other distribution) (whether in cash or in kind), direct or indirect, on or in respect of any Equity Interests of any Joint Obligor or any Subsidiary, (ii) any redemption, repurchase, defacement, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any Equity Interests of any Joint Obligor or any Subsidiary, (iii) any payment made, directly or indirectly, to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire any Equity Interests of any Joint Obligor or any Subsidiary, (iv) any payment, direct or indirect, of any advisory or other fee to or to the order of any holder of Equity Interests of any Joint Obligor or any Subsidiary (or any Affiliate), or (v) any payment, direct or indirect, on Indebtedness owing to any holder of Equity Interests of any Joint Obligor or any Subsidiary (or any Affiliate).

“Requested Disbursement Date” means the Business Day on which the Borrower required the Lenders to make the Disbursement in accordance with the Disbursement Request and Section 2.02 of this Agreement.

“Required Lenders” means (i) as long as the Lenders are composed exclusively of Bancolombia and Davivienda, the unanimity of the Lenders; and (ii) in any other event different from the one foreseen in item (i) above, the Majority of the Lenders.

“Sanctioning Action” means: (i)(a) in connection with any criminal proceeding initiated by the Colombian Attorney General’s Office (Fiscalía General de la Nación), the indictment made by the Colombian Attorney General’s Office; (b) in disciplinary, fiscal and administrative sanctioning proceedings the formulation of indictment; (c) in a judicial proceeding, the admission of the lawsuit and/or that precautionary measures be issued against; or (ii) in connection with any legal proceeding initiated outside Colombia, the indictment or indictment in the course of such legal proceeding, provided, however, that in any of the foregoing cases (i) or (ii) the proceeding or investigation must relate to any violation or alleged violation of any Anti-Corruption Laws and Anti-Money Laundering Laws.

“Sanctions List” means the (i) Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identifications List and the U.S. Department of Treasury; (ii) the Consolidated List of Financial Stations Targets; (iii) the Investment Ban List of Her Majesty’s Treasury; (iv) the OFAC Lists; (v) the List of Sanctioned Firms and Individuals of the Inter-American Development Bank Group´s Sanctions Committee; (vi) the World Bank Group´s Listing of Ineligible Firms and Individuals; (vii) the List of Responsible Tax Parties (Boletín de Responsables Fiscales) of the Comptroller General’s Office of the Republic of Colombia (Contraloría General de la República de Colombia) or the Governmental Authority acting in its stead, only when the persons responsible for fiscal matters have been sanctioned for a violation of the Anti-Corruption, Money Laundering and Terrorist Financing Provisions; (viii) the list of designated persons of the United Nations Security Council; (ix) any list associated with persons involved in money laundering, terrorist financing, corruption, or similar matters of the United Nations Organization or the European Union; (x) any list established by the Drug Enforcement Administration; (xi) and (ix) any other list of general recognition that replaces any of the above, as well as other mandatory lists in Colombia.

“Sanctions Regime” means economic or financial sanctions or trade embargoes imposed at any time by: (i) the government of the United States of America; (ii) the United Nations Security Council; (iii) the European Union; (iv) the United Kingdom Treasury Office; or (v) any Governmental Authority exercising jurisdiction over the Joint Obligors and their Subsidiaries or their operations.

“Solvent” means, with respect to any Person as of any date of determination, that as of such date (i) the fair market value of the assets of such Person is greater than the total amount of such Person’s liabilities (including contingent liabilities), (ii) the present fair saleable value of the assets of such Person is greater than the sum of stated liabilities and identified contingent liabilities, (iii) such Person is able to realize upon its assets and pay its debts and other liabilities, including contingent obligations, as they mature, (iv) such Person does not have unreasonably small net worth (patrimonio), and (v) such Person is not unable to or has not been deemed to be unable to pay its debts as they fall due.

“Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any company or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such company or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise expressly requires otherwise, any reference to a “Subsidiary” is a reference to a Subsidiary of any Joint Obligor.

“Subsidiary Guarantors” means, collectively, each Original Subsidiary Guarantor and each Additional Subsidiary Guarantor, in each case so long as such Subsidiary has not been discharged and released from its obligations under this Agreement.

“Subsidiary Guarantor Joinder Agreement” has the meaning assigned to such term in Section(xi)(a)(xi)(1)(A) of this Agreement.

“Swap Contract” means (i) any and all interest rate swap transactions, basis swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward foreign exchange transactions, cap transactions, floor transactions, currency options, spot contracts or any other similar transactions or any of the foregoing (including any options to enter into any of the foregoing), and (ii) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc. or any International Foreign Exchange Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (i) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (ii) for any date prior to the date referenced in item (i), the amounts determined as the mark-to-market values for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

“Syndicated Existing Credit Facility” means that certain credit agreement, dated as of November 20, 2018, among (i) the Borrower, (ii) Procaps (El Salvador) (formerly known as Laboratorios López, S.A. de C.V., C.I. Procaps, Biokemical, Pharmarketing Salvador, S.A. de C.V. (El Salvador), Corporación Distribuidora Internacional, S.A. de C.V., CDI Nicaragua S.A., CDI Guatemala S.A., Pharmarketing S.A. (Guatemala), Pharmarketing S.A. (Panamá), Pharmarketing Dominicana SRL, Pharmaketing Costa Rica S.A., as co-obligors, (iii) Inversiones Crynseen S.A.S., Inversiones Ganeden S.A.S., Inversiones Henia S.A.S., Inversiones Jades S.A.S., Industrias Kadima S.A.S. and Pharmayect S.A., as guarantors, (iv) Bancolombia, Bancolombia S.A. (Panamo branch), Davivienda, Banco de Sabadell S.A. Miami Branch and Banco de Crédito del Perú, as lenders, and (v) Fiduciaria Bancolombia S.A., as administrative agent.

“Tax” means any tax (whether income, documentary, sales, value added, stamp, registration, issue, capital, property, excise or otherwise), duty, assessment, levy, impost, fee, compulsory loan, charge or withholding (including any sanction or interest payable in connection with non-payment or late payment).

“Taxing Jurisdiction” has the meaning assigned to such term in Section 2.07 of this Agreement.

“TMR” means the representative market exchange rate to determine the amount of Pesos equivalent to one Dollar, calculated and certified daily by the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia) (or its successor) and published daily in the web page https://www.superfinanciera.gov.co/jsp/index.jsf.

“United States” means the United States of America.

“Vulture Funds” means any fund (i) whose investment policy is primarily focused on purchasing, holding or making investments in distressed or insolvent assets; or (ii) whose investments have been made primarily in distressed or insolvent assets.

“Wholly-Owned Subsidiary” means, at any time, any Subsidiary of the Parent Guarantor whose Equity Interests (except directors’ qualifying shares) and voting interests owned by, directly or indirectly, any one or more of the Parent Guarantor and the Parent Guarantor’s other Wholly-Owned Subsidiaries at such time.

(B) Rules of Interpretation.

Unless the context of this Agreement requires otherwise, the following rules shall be used to interpret this Agreement:

(i) Terms used with initial capital letters shall be equally applicable in the singular and plural according to their respective meanings;

(ii) any reference to a Person in any capacity includes a reference to its successors and assigns permitted under any agreement, instrument, contract or other document (including, but not limited to, Persons resulting from a merger or spin-off);

(iii) Where the context so requires, any pronoun shall include the corresponding masculine or feminine or neutral form;

(iv) References to this Agreement or any other contract, agreement or document, or any specific provision thereof, shall be construed as references to such instrument or provision, as amended from time to time in accordance with their respective terms;

(v) All references to clauses, sections, numbers, subparagraphs, paragraphs, subparagraphs, paragraphs, annexes and schedules of this Agreement shall be construed as references to the clauses, sections, numbers, subparagraphs, paragraphs, annexes and schedules of this Agreement, except as may be inferred from the context;

(vi) The words “including”, “includes” and “include” shall be deemed to be followed by the phrase “without limitation”, except as otherwise expressly provided in this Agreement;

(vii) References to Applicable Laws include all Applicable Laws, as added to, extended, consolidated, amended or replaced from time to time and any order, regulation, instrument or other provision made thereunder;

(viii) Any amount expressed in Dollars in this Agreement shall also include the equivalent amount in any other currency (including Pesos). Such equivalent amount shall be determined on the basis of the TRM in effect on the day of the date of determination of such amount, except as otherwise expressly provided in this Agreement;

(ix) If any of the dates established to make any payment under this Agreement does not correspond to a Business Day, the payment in question shall be made on the immediately following Business Day, with interest accruing during the period between such payment date and such Business Day, and without affecting, among others, the commencement of any Interest Period and the determination of the following Interest Payment Dates and the following Principal Payment Dates. Notwithstanding the foregoing, in the event that the immediately following Business Day corresponds to a day of another month, the payment in question shall be made on the immediately preceding Business Day;

(x) The titles of the clauses and sections appearing in this Agreement have been included for the sole purpose of facilitating its reading; therefore, they do not define or limit the content of the same. For purposes of interpretation of this Agreement, the Parties shall be bound exclusively by the content of its considerations and clauses (including the sections included in each clause), and in no way by the title of the latter;

(xi) For the purposes of this Agreement, the expressions “to the best of its knowledge” and “to the best of its knowledge” mean the knowledge after diligent and proper inquiry of any Person who is, becomes or should be the legal representative, manager or managerial employee of any Person in respect of which the representation subject to the qualification “to the best of its knowledge” or the qualification “to its knowledge” is made; and

(xii) The Parties have jointly participated in the negotiation and drafting of this Agreement. In case of ambiguity or doubt as to the intent or interpretation of any clause, section, paragraph, item, subparagraph, paragraph or schedule of this Agreement, the same shall be construed as if jointly drafted by the Parties and no presumption or burden of proof shall arise to favor or disfavor either Party by virtue of the authorship of the provisions of this Agreement.